UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 17, 2025

CVB FINANCIAL CORP.

(Exact name of registrant as specified in its charter)

California	000-10140	95-3629339
(State or other jurisdiction of incorporation or organization)	(Commission file number)	(I.R.S. employer identification number)

701 North Haven Avenue, Ontario, California	91764
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (909) 980-4030

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, No Par Value	CVBF	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry Into a Material Definitive Agreement

Agreement and Plan of Reorganization and Merger

On December 17, 2025, CVB Financial Corp., a California corporation (the “Company” or “CVBF”), and Heritage Commerce Corp, a California corporation (“Heritage”), entered into an Agreement and Plan of Reorganization and Merger (the “Reorganization Agreement”), pursuant to which Heritage will merge with and into the Company, with the Company continuing as the surviving corporation (the “Merger”). Promptly following the Merger, Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Heritage (“Heritage Bank”) will merge (the “Bank Merger” and with the “Merger”, the “Mergers”) with and into Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of the Company (“Citizens”), with Citizens continuing as the surviving bank in the Bank Merger.

Merger Consideration. Subject to the terms and conditions of the Reorganization Agreement, upon consummation of the Merger, each share of Heritage’s common stock outstanding immediately prior to the effective time of the Merger (the “Effective Time”) will be cancelled and converted into the right to receive 0.65 shares of the Company’s common stock (the “Merger Consideration,” and such exchange ratio, the “Exchange Ratio”). At the Effective Time, (i) each unexercised and outstanding Heritage option award, whether vested or unvested, will be cashed out and receive the positive excess, if any, of (a) the applicable cashout price of such Heritage option award (calculated as an amount, rounded to the nearest cent, equal to the product of (x) the 20-day volume weighted average closing price of a share of Company common stock as of the fifth business day prior to the closing date, and (y) the Exchange Ratio), over (b) the exercise price per share, less applicable withholding taxes; (ii) each Heritage restricted stock award, Heritage restricted stock unit award (other than the Interim Heritage RSUs as defined below) and Heritage performance-based restricted stock unit awards outstanding as of the date of the Reorganization Agreement and as of the Effective Time will accelerate and vest in full at the Effective Time (in the case of any performance-based restricted stock unit award, based on the target number of shares subject to such award), and such Heritage stock awards will be converted into and become exchanged for the Merger Consideration, less applicable withholding taxes; and (iii) each Heritage restricted stock unit award that is granted to employees following the date of the Reorganization Agreement (the “Interim Heritage RSUs”) and outstanding as of the Effective Time will be substituted with a Company restricted stock unit award with substantially the same terms and conditions as such Interim Heritage RSUs, as adjusted for the Exchange Ratio under the Company’s 2018 Equity Incentive Plan, as amended (the “Company Incentive Plan”).

Based on the closing price of the Company’s common stock on December 16, 2025, the aggregate Merger Consideration would have an implied value of approximately $811 million, or approximately $13.00 per outstanding share of Heritage.

Corporate Governance. In connection with consummation of the Merger and the Bank Merger, respectively, Mr. Robertson “Clay” Jones (“Mr. Jones”), the current President and Chief Executive Officer of Heritage and Heritage Bank, will become the President of the Company and Citizens. Mr. David A. Brager, the current President and Chief Executive Officer of the Company and Citizens, will remain as the Chief Executive Officer of the Company and Citizens. In addition, two members of Heritage’s Board of Directors as mutually agreed by the Company and Heritage will join the Board of Directors of the Company and Citizens.

Representations, Warranties and Covenants. The Company and Heritage have made representations, warranties and covenants in the Reorganization Agreement customary for transactions of this type. Subject to certain exceptions, the Company and Heritage have agreed to covenants relating to, among other things: (i) the conduct of their respective businesses during the interim period between the execution of the Reorganization Agreement and the consummation of the Merger, (ii) filing and obtaining regulatory approvals; (iii) obligations to facilitate the respective Heritage shareholders’ and Company shareholders’ consideration of, and voting upon, the approval of the principal terms of the Reorganization Agreement; (iv) the recommendations by the respective Company board and Heritage board in favor of the approvals by the respective Company and Heritage shareholders of the principal terms of the Reorganization Agreement; (v) non-solicitation obligations of both the Company and Heritage relating to any alternative acquisition proposals; (vi) the declaration of dividends; (vii) the appointment of Mr. Jones as President of the Company and Citizens and the appointment of two (2) Heritage directors, as mutually agreed by the Company and Heritage, to the Board of Directors of the Company and Citizens, in each case effective as of the respective Effective Times of the Merger and the Bank Merger, and (viii) the assumption by the Company or Citizens of certain indebtedness and other instruments and obligations of Heritage or Heritage Bank.

Closing Conditions. The consummation of the Merger is subject to certain conditions, including (i) the receipt of regulatory approvals without the imposition of any materially burdensome regulatory condition, (ii) the receipt of the requisite approvals of the shareholders of the Company and Heritage, (iii) the absence of any law or order prohibiting the closing, (iv) the effectiveness of the registration statement to be filed by the Company with respect to the shares of Company common stock to be issued to the shareholders of Heritage in the Merger, and (v) the approval for listing by Nasdaq of the shares of Company common stock to be issued in the Merger.

The obligation of each party to consummate the Merger is also conditioned upon (i) subject to certain exceptions, the accuracy of the representations and warranties of the other party, (ii) performance in all material respects by the other party of its obligations under the Reorganization Agreement, (iii) execution of a definitive employment agreement between Mr. Jones and the Company consistent with the terms of the Offer Letter (as defined below), (iv) receipt by each such party of a tax opinion to the effect that the Merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Tax Code”), and (v) the absence of a material adverse effect with respect to the other party since the date of the Reorganization Agreement.

The obligation of the Company to consummate the Merger is also conditioned upon, among other things, Heritage meeting minimum levels of (i) common equity tier 1 capital (as adjusted for certain merger-related transaction costs); (ii) total non-interest bearing deposits, (iii) total loans; and (iv) total deposits, in each case as of a measurement date.

Termination. The Reorganization Agreement contains customary termination rights for the Company and Heritage, including if (i) the Merger is not consummated by January 15, 2027 (the “Outside Date”), (ii) the necessary regulatory approvals are denied, (iii) there has been a breach by the other party that is not cured such that the applicable closing conditions are not satisfied or (iv) prior to approval of the other party’s shareholders, if the other party materially breaches its non-solicitation obligations relating to alternative acquisition proposals or such other party’s board withdraws or adversely modifies its recommendation to its shareholders.

If the Reorganization Agreement is terminated in accordance with its terms, it will become void with no further effect, except that certain provisions will survive and neither party will be released from liability for any willful and material breach. The Reorganization Agreement also provides that a termination fee of $32,450,000 (the “Termination Fee”) will be payable by either the Company or Heritage, as applicable, following termination of the Reorganization Agreement under certain circumstances. No party will pay the Termination Fee more than once, and failure to pay when due may result in interest and recovery of enforcement costs. Except as otherwise provided in the Reorganization Agreement, each party will bear its own fees and expenses related to the Merger, whether or not consummated.

The foregoing description of the Reorganization Agreement is qualified in its entirety by reference to the full text of the Reorganization Agreement, a copy of which is attached as Exhibit 2.1 to this Current Report on Form 8-K and is incorporated by reference herein. The Reorganization Agreement has been attached as an exhibit to provide investors and security holders with information regarding its terms. It is not intended to provide any other financial information about the Company, Citizens, Heritage, Heritage Bank or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Reorganization Agreement were made only for purposes of that agreement and as of specific dates, are solely for the benefit of the parties to the Reorganization Agreement, may be subject to limitations agreed upon by the parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Reorganization Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the parties that differ from those applicable to investors. Investors should not rely on the representations, warranties, or covenants or any description thereof as characterizations of the actual state of facts or condition of the Company, Citizens, Heritage, Heritage Bank or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties, and covenants may change after the date of the Reorganization Agreement, which subsequent information may or may not be fully reflected in public disclosures by the Company or Heritage.

Voting and Support Agreements; Non-Solicitation and Non-Disclosure Agreements

Voting and Support Agreements. Concurrently with the execution and delivery of the Reorganization Agreement, each member of the Heritage board has entered into a Voting and Support Agreement, pursuant to which he or she will agree, in his or her capacity as a shareholder of Heritage, to vote in favor of the requisite approval of shareholders of Heritage pursuant to the Reorganization Agreement.

In addition, concurrently with the execution and delivery of the Reorganization Agreement, each member of the Company board has entered into a Voting and Support Agreement, pursuant to which he or she will agree, in his or her capacity as a shareholder of Company, to vote in favor of the requisite approval of shareholders of Company pursuant to the Reorganization Agreement.

Non-Solicitation and Non-Disclosure Agreements. Concurrently with the execution and delivery of the Reorganization Agreement, (i) certain members of the Heritage board have entered into a Non-Solicitation and Non-Disclosure Agreement, under which the signing director has agreed not to solicit the employees or customers of the Company (or the former Heritage) and Citizens (or the former Heritage Bank), in each case, for a period of twelve (12) months after the Effective Time and subject to certain exceptions, and (ii) Mr. Thomas A. Sa, the Executive Vice President and Chief Operating Officer of Heritage (“Mr. Sa”) and Mr. Jones have entered into a Non-Solicitation and Non-Disclosure Agreement and Release, under which Mr. Sa and Mr. Jones have agreed not to solicit the employees or customers of the Company (or the former Heritage) and Citizens (or the former Heritage Bank), in each case, for the applicable restricted period (for Mr. Sa, for twelve (12) months after the Effective Time; and for Mr. Jones, for twelve (12) months after the Effective Time or until the earlier termination of Mr. Jones’s employment with the Company or Citizens for any reason) and subject to certain exceptions.

The foregoing descriptions of the forms of Voting and Support Agreement, form of Non-Solicitation and Non-Disclosure Agreement and form of Non-Solicitation and Non-Disclosure Agreement and Release signed by the applicable Heritage and Company directors and Heritage officers are qualified in their entirety by reference to the full text of the forms of such agreements, copies of which are attached as Exhibits 99.1, 99.2, 99.3 and 99.4 to this Current Report on Form 8-K and are incorporated by reference herein.

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

The information provided in Item 1.01 is hereby incorporated herein by reference.

In connection with the Reorganization Agreement and as a condition to consummation of the Merger, the Company and Citizens, and Mr. Jones, age 55, entered into an offer letter (“Offer Letter”) dated as of the date of the Reorganization Agreement. The Offer Letter provides that Mr. Jones shall serve as President of the Company and Citizens following consummation of the Mergers subject to the terms therein. Mr. Jones became a director and President and Chief Executive officer of Heritage and Heritage Bank in September 2022. Previously he served as President and Chief Operating Officer of Heritage Bank from December 2021 after joining as Executive Vice President/ President Community Business Banking Group for Heritage Bank in October 2019. Mr. Jones was formerly the President of Presidio Bank assuming the position in July 2018. Mr. Jones joined Presidio Bank in 2010 as Executive Vice President and Mid-Peninsula Market President. Prior to joining Presidio Bank, Mr. Jones was the organizing and initial President and Chief Executive Officer of New Resource Bank. From October 1993 to May 2005, Mr. Jones served in ever increasing corporate capacities for subsidiaries of Greater Bay Bancorp and Comerica Bank, including his position as Executive Vice President and Chief Operating Officer at Cupertino National Bank and Executive Vice President and Manager of the Venture Banking Group.

The Offer Letter provides that Mr. Jones will receive an annual base salary of $700,000 per year, and starting from fiscal year 2026, he will have the potential to earn an annual cash incentive bonus of up to 80% of his base salary. At the Effective Time, Mr. Jones will be granted equity awards for 20,000 shares of Company common stock under and pursuant to the Company Incentive Plan, with 50% in the form of time-vesting restricted shares subject to 3-year time-based pro-rata vesting, and 50% (at target) in the form of performance-vesting restricted stock units subject to a 3-year vesting and performance period. Starting in fiscal year 2027 and thereafter, Mr. Jones will be eligible for awards under the Company’s equity plans with an annual target value of 100% of his annual base salary. The Offer Letter further provides, in the event that Mr. Jones is terminated without cause or resigns for “good reason” (except as in connection with a “Change in Control” event), he is entitled to receive a cash severance payment equal to one times (1X) his then-current base salary plus average annual bonus for the prior two years. In the event that Mr. Jones is terminated without cause or resigns for “good reason” in connection with a “Change in Control” event, he is entitled to receive a cash severance payment equal to two times (2X) his then-current base salary plus average annual bonus for the prior two years and 24 months of employer paid COBRA coverage.

In addition, the Company will pay Mr. Jones a cash retention award of $1,800,000 (the “Retention Award”) (or such greater amount as may be necessary to avoid adverse consequences to the Company and Mr. Jones under Sections 280G and 4999 of the Tax Code). Such Retention Award will vest and be paid in two equal installments on each of January 1, 2027 and January 1, 2028, subject to specific terms and conditions outlined in the Offer Letter. Furthermore, at the Effective Time, the Company will pay Mr. Jones his applicable severance payment upon a change in control under his current employment agreement with Heritage and Heritage Bank, less the amount of the finally determined Retention Award.

Pursuant to the Offer Letter, the Company will also provide Mr. Jones (i) a $1,200 monthly car allowance, (ii) reimbursement for up to two club memberships, (iii) reimbursement for three months of temporary housing and transportation for working in the Greater Ontario, California metropolitan area where the Company’s headquarters are located, and (iv) eligibility to participate in the Company’s or Citizens’ 401(k) plan, deferred compensation plan and welfare plan pursuant to the terms of such plans. Mr. Jones’s supplemental executive retirement agreement with Presidio Bank dated November 28, 2017 will be assumed by the Company and remain in effect.

Prior to the closing of the Merger, the Company and Mr. Jones will execute (i) an employment agreement in the form provided to the Company’s other named executive officers, other than its Chief Executive Officer, and (ii) the Company’s standard indemnification agreement, which are both to be effective at the Effective Time. The Offer Letter will be null and void if the Merger is terminated or otherwise fails to close for any reason pursuant to the Reorganization Agreement.

The foregoing summary of the Offer Letter is qualified in its entirety by reference to the full text of the Offer Letter, a copy of which is attached as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description

2.1	Agreement and Plan of Reorganization and Merger, dated December 17, 2025, by and between CVB Financial Corp. and Heritage Commerce Corp*

10.1	Offer Letter by and among the Company, Citizens and R. Clay Jones, dated December 17, 2025

99.1	Form of Heritage Commerce Corp Voting and Support Agreement (incorporated by reference to Exhibit A-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto).

99.2	Form of CVB Financial Corp. Voting and Support Agreement - Company (incorporated by reference to Exhibit A-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto).

99.3	Form of certain Heritage Directors Non-Solicitation and Non-Disclosure Agreement (incorporated by reference to Exhibit B-1 of the Reorganization Agreement filed as Exhibit 2.1 hereto).

99.4	Form of certain Heritage Officers Non-Solicitation and Non-Disclosure Agreement and Release (incorporated by reference to Exhibit B-2 of the Reorganization Agreement filed as Exhibit 2.1 hereto).

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*

Confidential disclosure schedules omitted pursuant to Item 601(b)(2) of Regulation S-K promulgated by the SEC. The Company undertakes to furnish supplemental copies of any omitted schedules to the SEC upon request.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This communication may contain certain forward-looking statements, including, but not limited to, certain plans, expectations, goals, projections, and statements about the benefits of the proposed transaction (including statements about the future financial and operating results and impact on CVBF’s earnings and tangible book value per share), the plans, objectives, expectations and intentions of CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“Heritage”), the expected timing of completion of the transaction, and other statements that are not historical facts. Such statements are subject to numerous assumptions, risks, estimates, uncertainties and other important factors that may change over time and could cause actual results to differ materially from any results, performance, or events expressed or implied by such forward-looking statements, including as a result of the factors referenced below. Statements that do not describe historical or current facts, including statements about beliefs and expectations, are forward-looking statements. Forward-looking statements may be identified by words such as expect, anticipate, project, continue, believe, intend, estimate, plan, trend, objective, target, goal, or similar expressions, or future or conditional verbs such as will, may, might, should, would, could, or similar variations. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

Although there is no assurance that any list of risks and uncertainties or risk factors is complete, below are certain factors which could cause actual results to differ materially from those contained or implied in the forward-looking statements or historical performance: difficulties and delays in integrating Heritage’s business, key personnel and customers into CVBF’s business and operations, and achieving anticipated synergies, cost savings and other benefits from the transaction; higher than anticipated transaction costs; deposit attrition, operating costs, customer loss and other business disruption following the merger, including difficulties in maintaining relationships with employees; supply and demand for commercial or residential real estate and periodic deterioration in real estate prices and/or values in California or other states where CVBF and Heritage lend; a sharp or prolonged slowdown or decline in real estate construction, sales or leasing activities; CVBF’s or Heritage’s ability to retain and increase market share, to retain and grow customers and to control expenses; the costs or effects of mergers, acquisitions or dispositions CVBF may make, whether CVBF and Heritage are able to obtain any required governmental approvals in connection with any such mergers, acquisitions or dispositions, and/or CVBF’s ability to realize the contemplated financial or business benefits associated with any such mergers, acquisitions or dispositions; CVBF’s timely development and implementation of new banking products and services and the perceived overall value of these products and services by customers and potential customers; CVBF’s or Heritage’s relationships with and reliance upon outside vendors with respect to certain of CVBF’s or Heritage’s key internal and external systems, applications and controls; the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Agreement and Plan of Reorganization and Merger to which CVBF and Heritage are parties; changes in commercial or consumer spending, borrowing and savings patterns, preferences or behaviors; technological changes and the expanding use of technology in banking and financial services (including the adoption of mobile banking, funds transfer applications, electronic marketplaces for loans, blockchain technology, fintech, artificial intelligence, and other financial products, systems or services); changes in the financial performance and/or condition of CVBF’s or Heritage’s borrowers or depositors; fluctuations in CVBF’s or Heritage’s share price before closing, and the resulting impact on CVBF’s ability to raise capital or to make acquisitions, including as a result of the financial performance of the other party prior to closing, or more generally due to broader stock market movements, and the performance of financial companies and peer group companies; CVBF’s ability to recruit and retain key executives, board members and other employees; the failure of CVBF or Heritage to obtain regulatory or shareholder approvals, as applicable, or to satisfy any of the other conditions to the closing of the proposed merger on a timely basis or at all, and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company after the closing of the proposed transaction or adversely affect the expected benefits of the proposed transaction; the dilution caused by the issuance of shares of CVBF’s common stock in the transaction; possible impairment charges to goodwill, including any impairment that may result from increased volatility in CVBF’s or Heritage’s stock price; possible credit-related impairments or declines in the fair value of loans and securities held by CVBF or Heritage; volatility in the credit and equity markets and its effect on the general economy, and local, regional, national and international economic and market conditions, political events and public health developments and the impact they may have on CVBF or Heritage, their customers and their capital, deposits, assets and liabilities; CVBF’s or Heritage’s ability to attract deposits and other sources of funding or liquidity; changes in general economic, political, or industry conditions, and in conditions impacting the banking industry specifically; catastrophic events or natural disasters, including earthquakes, drought, climate change or extreme weather events that may affect CVBF’s or Heritage’s assets, communications or computer services, customers, employees or third-party vendors; public health crises and pandemics, and their effects on the economic and business environments in which CVBF and Heritage operate; changes in the competitive environment among banks and other financial services and technology providers, and competition and innovation with respect to financial products and services by banks, financial institutions and non-traditional providers including retail businesses and technology companies; the strength of the United States economy and the strength of the local economies in which we conduct business; the effects of, and changes in, immigration, trade, tariff, monetary, and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation/deflation, interest rate, market and monetary fluctuations; changes in interest rates that could significantly reduce net interest income and negatively affect asset yields and valuations and funding sources, including impacts on prepayment speeds; the impact of changes in financial services policies, laws, regulations, and ongoing or unanticipated regulatory or legal proceedings or outcomes, including those concerning banking, taxes, securities, and insurance, and the application thereof by regulatory agencies; the effectiveness of CVBF’s or Heritage’s risk management framework, quantitative models and ability to manage the risks involved in regulatory, legal or policy changes; the risks associated with CVBF’s or Heritage’s loan portfolios, including the risks of any geographic and industry concentrations; the impact of systemic or non-systemic failures, crisis or adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; cybersecurity threats and fraud and the costs of defending against them, including the costs of compliance with legislation or regulations to combat fraud and cybersecurity threats; the costs and effects of legal, compliance and regulatory actions, changes and developments, including the initiation and resolution of any legal proceedings relating to the proposed merger (including any securities, shareholder class actions, lender liability, bank operations, check or wire fraud, financial product or service, data privacy, health and safety, consumer or employee class action litigation); regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; CVBF’s or Heritage’s ongoing relations with various federal and state regulators, including, but not limited to, the SEC, Federal Reserve Board, FDIC, Office of the Comptroller of the Currency, and California DFPI; and other factors that may affect the future results of CVBF and Heritage.

Additional factors that could cause results to differ materially from those described above can be found in CVBF’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on CVBF’s website at http://www.cbbank.com under the “Investors” tab, and in other documents CVBF files with the SEC, and in Heritage’s Annual Report on Form 10-K for the year ended December 31, 2024 (available here) and subsequently filed Quarterly Reports on Form 10-Q, which are on file with the SEC and available on Heritage’s website, https://www.heritagecommercecorp.com, under the “Investor Relations” tab and in other documents Heritage files with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made and are based on information available at that time. Neither CVBF nor Heritage assumes any obligation to update forward-looking statements to reflect actual results, new information or future events, changes in assumptions or changes in circumstances or other factors affecting forward-looking statements that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by federal securities laws. If CVBF or Heritage updates one or more forward-looking statements, no inference should be drawn that CVBF or Heritage will make additional updates with respect to those or other forward-looking statements. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT

In connection with the proposed merger, CVBF will file with the SEC a Registration Statement on Form S-4 that will include a Joint Proxy Statement of CVBF and Heritage and a Prospectus of CVBF (the “Joint Proxy Statement/Prospectus”), as well as other relevant documents concerning the Mergers. Certain matters in respect of the proposed merger involving CVBF and Heritage will be submitted to CVBF’s shareholders or Heritage’s shareholders, as applicable, for their consideration. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. Before making any voting or investment decision, security holders of CVBF and security holders of Heritage are urged to carefully read the entire registration statement and the Joint Proxy Statement/Prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed merger. The documents filed by CVBF and

Heritage with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CVBF may be obtained free of charge at CVBF’s website at http://www.cbbank.com under the “Investors” tab or at Heritage’s website at http://www.heritagecommercecorp.com under the “Investor Relations” tab. Alternatively, these documents, when available, can be obtained free of charge by directing a written request to CVBF, Attention: Investor Relations, 701 North Haven Avenue, Ontario, CA 91764, or by calling (909) 980-4030, or to Heritage Commerce Corp, Attention: Investor Relations, 224 Airport Parkway, San Jose, CA 95110, or by calling (408) 947-6900.

PARTICIPANTS IN THE SOLICITATION

CVBF, Heritage, and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from CVBF’s shareholders or Heritage’s shareholders in connection with the proposed merger under the rules of the SEC.

Information regarding CVBF’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in CVBF’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on February 28, 2025 (available here); in the sections entitled “Board Oversight and Structure,” “Our Executive Officers,” “The Nominees” “Certain Relationships and Related Person Transactions,” “Director Compensation,” “Compensation Arrangements with our President and Chief Executive Officer,” “Compensation Arrangements with our Other Named Executive Officers,” “Summary of Compensation Table” and “How Much Stock Do CVB Financial Corp.’s Directors and Executive Officers Own” in CVBF’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2025 (available here); in the Form 8-K filed with the SEC on October 23, 2025 regarding the election of a new director (available here); and in other documents filed by CVBF with the SEC. Information regarding Heritage’s directors and executive officers is available in the sections entitled “Directors, Executive Officers and Corporate Governance” and “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters” in Heritage’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, which was filed with the SEC on March 10, 2025 (available here); in the sections entitled “The Board and Corporate Governance,” “Director Compensation,” “Our Executive Officers,” “Executive Compensation,” “Beneficial Ownership of Common Stock,” and “Transactions with Management” in Heritage’s definitive proxy statement relating to its 2025 Annual Meeting of Shareholders, which was filed with the SEC on April 7, 2025 (available here); and in other documents filed by Heritage with the SEC, and in each case, in particular, the discussion of “Risk Factors” set forth in such filings.

To the extent holdings of CVBF’s common stock by the CVBF directors and executive officers, or holdings of Heritage’s common stock by the Heritage directors and executive officers, have changed from the amounts held by such persons as reflected in the documents described above, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (available at https://www.sec.gov/edgar/browse/?CIK=354647&owner=exclude, in the case of CVBF, and available at https://www.sec.gov/edgar/browse/?CIK=1053352&owner=exclude, in the case of Heritage). Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus relating to the proposed merger. Free copies of this document and the above-mentioned Joint Proxy Statement/Prospectus when it becomes available, may be obtained as described in the preceding section titled “Additional Information About the Proposed Merger and Where to Find It.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CVB FINANCIAL CORP.

Date: December 23, 2025	By:	/s/ E. Allen Nicholson
E. Allen Nicholson
Executive Vice President and Chief Financial Officer

Exhibit 2.1

AGREEMENT AND PLAN OF REORGANIZATION AND MERGER

dated as of December 17, 2025

by and between

CVB FINANCIAL CORP.

and

HERITAGE COMMERCE CORP

i

TABLE OF CONTENTS

Page
Exhibits

Exhibit A-1	Form of Company Voting and Support Agreement

Exhibit A-2	Form of Parent Voting and Support Agreement

Exhibit B-1	Form Non-Solicitation and Non-Disclosure Agreement –Certain non-employee directors of the Company Board identified on Section 7.03(h)(ii) of the Parent Disclosure Schedule

Exhibit B-2	Form of Non-Solicitation and Non-Disclosure Agreement and Release– Company officers identified on Section 7.03(h)(iii) of the Parent Disclosure Schedule

Exhibit C	Form of Agreement of Merger

Exhibit D	Form of Bank Merger Agreement

Company Disclosure Schedule

Parent Disclosure Schedule

v

This AGREEMENT AND PLAN OF REORGANIZATION AND MERGER, dated as of December 17, 2025 (this “Agreement”), is entered into by and among CVB Financial Corp., a California corporation (“Parent”) and Heritage Commerce Corp, a California corporation (“Company”), with Parent and Company, each a “Party” and collectively hereinafter the “Parties”.

RECITALS

WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the California General Corporation Law (the “CGCL”), Company will merge with and into Parent (the “Merger”), with Parent continuing as the surviving corporation in the Merger (sometimes referred to in such capacity as the “Surviving Corporation”);

WHEREAS, promptly following the Merger, Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Company (“Heritage Bank”) will merge (the “Bank Merger” and with the “Merger”, the “Mergers”) with and into Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Parent (“Citizens”), in accordance with the National Bank Act, as amended (the “NBA”), the Bank Merger Act of 1960, as amended (the “BMA”), and the California Financial Code (the “CFC”), with Citizens continuing as the surviving corporation (sometimes referred to in such capacity as the “Surviving Bank”);

WHEREAS, the respective boards of directors of each of Parent (the “Parent Board”) and Company (the “Company Board”) have determined that this Agreement and the transactions contemplated hereby are fair to and in the best interests of their respective companies and their respective shareholders, as applicable, and have approved and declared advisable this Agreement and the transactions contemplated hereby, including the Merger, all upon the terms and subject to the conditions set forth herein;

WHEREAS, for U.S. federal income tax purposes (and, where applicable, state and local income tax purposes), the Parties intend that the Merger will qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Code”), and that this Agreement will constitute a “plan of reorganization” for purposes of Sections 354 and 361 of the Code;

WHEREAS, as a condition and inducement to the Parties’ willingness to enter into this Agreement, each member of the Parent Board and the Company Board have simultaneously herewith entered into a Voting and Support Agreement (each a “Voting Agreement” and collectively, the “Voting Agreements”), each dated as of the date hereof and substantially in the form attached hereto as Exhibit A-1 and Exhibit A-2 with Parent and Company, respectively;

WHEREAS, as a condition and inducement to Parent’s willingness to enter into this Agreement, certain members of the Company Board and the Company Designated Officers have simultaneously herewith entered into, a form of Non-Solicitation and Non-Disclosure Agreement or a Non-Solicitation and Non-Disclosure Agreement and Release, respectively, each dated as of the date hereof and substantially in the form attached hereto as Exhibit B-1 and Exhibit B-2 as appropriate, with Parent; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe certain conditions to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the Parties hereto hereby agree as follows:

ARTICLE 1

CERTAIN DEFINITIONS

1.01 Certain Definitions. The following terms are used in this Agreement with the meanings set forth below:

“Acquisition Proposal” has the meaning set forth in Section 6.09.

“Affiliate” means, as to any Person, any other Person which, directly or indirectly, is in control of, is controlled by or is under common control with such Person. For purposes of this definition, “control” of a Person shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by Contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Agreement of Merger” has the meaning set forth in Section 2.02(a).

“Approvals” has the meaning set forth in Section 6.05(a).

“Bank Merger Agreement” has the meaning set forth in Section 2.03.

“Bank Merger Effective Time” has the meaning set forth in Section 2.03.

“Bank Secrecy Act” means the Currency and Foreign Transaction Reporting Act (31 U.S.C. Section 5311 et seq.), as amended by the USA PATRIOT Act and their implementing regulations.

“Bankruptcy and Equity Exception” has the meaning set forth in Section 4.03(a).

“BHC Act” has the meaning set forth in Section 4.01(a).

“BMA” has the meaning set forth in the Recitals.

“Book-Entry Share” has the meaning set forth in Section 3.01(a).

“Business Day” means Monday through Friday of each week, except a legal holiday recognized as such by the United States federal government or any day on which banking institutions in the State of California are authorized or obligated to close.

“California Secretary” means the Secretary of State of the State of California.

“Call Report” means a Report of Condition and Income filed by a banking institution with the applicable federal banking agency.

“CDFPI” means the California Department of Financial Protection and Innovation.

“Certificate” has the meaning set forth in Section 3.01(a).

“CFC” has the meaning set forth in the Recitals.

“CGCL” has the meaning set forth in the Recitals.

“Change of Control Payments” has the meaning set forth in Section 4.16(a).

“Citizens” has the meaning set forth in the Recitals.

“Citizens Articles” means the articles of association of Citizens.

“Citizens Board” has the meaning set forth in Section 2.03.

“Citizens Bylaws” means the bylaws of Citizens.

“Closing” has the meaning set forth in Section 2.02(b).

“Closing Date” has the meaning set forth in Section 2.02(b).

“Code” has the meaning set forth in the Recitals.

“Common Equity Tier 1 Capital” means the total Common Equity Tier 1 capital of Company as determined on the Measurement Date plus the after-tax amount of any Transaction Costs to the extent paid or accrued on or prior to the Measurement Date. For comparative purposes, the Common Equity Tier 1 Capital as of September 30, 2025, as calculated in accordance with this definition, was $530,835,000.

“Common Equity Tier 1 Capital Benchmark” shall mean $530,835,000.

“Company” has the meaning set forth in the Preamble of this Agreement.

“Company 401(k) Plan” has the meaning set forth in Section 6.13(b).

“Company Articles” means the articles of incorporation of the Company, as amended.

“Company Board” has the meaning set forth in the Recitals.

“Company Board Recommendation” has the meaning set forth in Section 6.07(a).

“Company Bylaws” means the bylaws of Company, as amended.

“Company Capitalization Date” has the meaning set forth in Section 4.02(a).

“Company Common Stock” means the common stock, no par value per share, of Company.

“Company Deferred Compensation Plan” has the meaning set forth in Section 6.13(g).

“Company Designated Officers” means those officers of Company designated on Section 1.01(a) of the Company Disclosure Schedule.

“Company Disclosure Schedule” means the schedule delivered by Company to Parent before the execution and entry into this Agreement which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Agreement or to one or more covenants contained herein.

“Company ESOP” has the meaning set forth in Section 6.13(d).

“Company Filings” has the meaning set forth in Section 4.05(a).

“Company IT Systems” has the meaning set forth in Section 4.20(d).

“Company Leased Properties” has the meaning set forth in Section 4.21(a).

“Company Licensed Intellectual Property” means the Intellectual Property owned by third Persons that is used in or necessary for the operation of the respective businesses of Company and each of its Subsidiaries as presently conducted.

“Company Material Adverse Effect” shall mean any fact, event, change, condition, occurrence, development, circumstance, effect or state of facts that:

(a) individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, deposit liabilities, results of operations or condition (financial or otherwise) of Company and its Subsidiaries, in each case taken as a whole or (b) prevents, materially delays or materially impairs the ability of Company to perform its obligations under this Agreement to consummate the Merger or the Bank Merger; provided, however, that no fact, event, change, condition, occurrence, development, circumstance, effect or state of facts to the extent resulting from any of the following shall be considered in determining whether a Company Material Adverse Effect has occurred or is in existence for purposes of subsection (a) of this definition:

(i) changes, after the date hereof, in Laws, rules and regulations of general applicability, or of general applicability to banks, or interpretations thereof of general applicability, or of general applicability to banks, by Governmental Authorities, including any change in GAAP or regulatory accounting requirements,

(ii) changes in the economy or financial markets, generally, in the United States,

(iii) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism),

(iv) changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event,

(v) changes in economic, business or financial conditions (including changes in interest rates) generally affecting the banking industry,

provided further, that the foregoing clauses (i), (ii), (iii), (iv) or (v) shall not apply to the extent such fact, event, change, condition, occurrence, development, circumstance, effect, action, omission or state of facts of the type referred to therein, has a disproportionate impact on the business, assets, deposit liabilities, results of operations or condition (financial or otherwise) of Company and its Subsidiaries compared to other comparable companies within the banking industry, in which case the disproportionate effect will be taken into account;

(vi) any action taken by Company with Parent’s express written consent or any action taken by Company that Company was expressly required to take pursuant to the terms of this Agreement;

(vii) a decline in the trading price of the Company’s Common Stock or any failure in and of itself by Company to meet internal or other estimates, predictions, projections or forecasts of revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vii) the facts or circumstances giving rise or contributing to such decline or failure to meet estimates, predictions, projections or forecasts may be deemed to constitute or be taken into account in determining whether there has been, a Company Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Company Material Adverse Effect pursuant to any other clause of this definition);

(viii) public disclosure of the execution of this Agreement or the transactions contemplated by this Agreement; or

(ix) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

“Company Option” has the meaning set forth in Section 3.03(a).

“Company Owned Intellectual Property” means Intellectual Property owned or purported to be owned by Company or any of its Subsidiaries.

“Company Owned Properties” has the meaning set forth in Section 4.21(a).

“Company PSU” means each performance-based restricted stock unit granted under any Company Stock Plan.

“Company Real Properties” has the meaning set forth in Section 4.21(a).

“Company Restricted Stock Award” means each award of shares of Company Common Stock granted under any Company Stock Plan.

“Company RSU Award” means each time-based restricted stock unit granted under any Company Stock Plan.

“Company SEC Reports” has the meaning set forth in Section 4.05(b).

“Company Shareholder Approval” means the approval of the principal terms of this Agreement and the Merger by the affirmative vote or requisite consent of a majority of the outstanding shares of Company Common Stock entitled to vote thereon at the Company Special Meeting or any adjournment or postponement thereof.

“Company Special Meeting” has the meaning set forth in Section 4.04.

“Company Stock Awards” means each Company Restricted Stock Award, Company RSU Award (including each Interim Period Company RSU Award), and Company PSU Award.

“Company Stock Plans” means the Heritage Commerce Corp 2023 Equity Incentive Plan, the Heritage Commerce Corp 2013 Equity Incentive Plan, and the Presidio Bank 2016 Equity Incentive Plan, each as amended to date. The term “Company Stock Plans” does not include the Company ESOP.

“Confidentiality Agreement” has the meaning set forth in Section 6.04(b).

“Continuing Employees” has the meaning set forth in Section 6.13(a).

“Contract” or “Contracts” means any agreement, lease, license, contract, insurance policy, note, mortgage, indenture, instrument, arrangement or other obligation.

“Controlled Group Liability” has the meaning set forth in Section 4.11(g).

“CRA” means the Community Reinvestment Act of 1977, as amended.

“CRA Agreement” has the meaning set forth in Section 4.09(m).

“D&O Insurance” has the meaning set forth in Section 6.12(b).

“Deposit Insurance Fund” means the Deposit Insurance Fund administered by the FDIC.

“Derivative Transaction” has the meaning set forth in Section 4.24.

“Determination Date” means the fifth (5th) Business Day prior to the Closing Date.

“Effective Time” has the meaning set forth in Section 2.02(a).

“Employee Benefit Plan” has the meaning set forth in Section 4.11(a).

“Environmental Laws” has the meaning set forth in Section 4.17(a).

“Equal Credit Opportunity Act” means the Equal Credit Opportunity Act (15 U.S.C. Section 1691 et seq.), as amended.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” has the meaning set forth in Section 4.11(f).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Agent” has the meaning set forth in Section 3.02(a).

“Exchange Fund” has the meaning set forth in Section 3.02(a)(iii).

“Exchange Ratio” has the meaning set forth in Section 3.01(a).

“Excluded Shares” has the meaning set forth in Section 3.01(c).

“Fair Housing Act” means the Fair Housing Act (420 U.S.C. Section 3601 et seq.), as amended.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” has the meaning set forth in Section 4.04.

“Federal Reserve Act” means the Federal Reserve Act of 1913, as amended.

“Federal Reserve Board” means the Board of Governors of the Federal Reserve System.

“GAAP” means generally accepted accounting principles in the United States, consistently applied over the period involved.

“Governmental Authority” means any federal, state or local court, tribunal, arbitral, governmental, administrative or regulatory authority (including any Regulatory Agencies), agency, commission, body or other governmental entity or instrumentality, and any stock exchange or industry self-regulatory organization.

“Hazardous Substance” has the meaning set forth in Section 4.17(f).

“Home Mortgage Disclosure Act” means the Home Mortgage Disclosure Act (12 U.S.C. Section 2801 et seq.), as amended.

“Indemnified Party” or “Indemnified Parties” has the meaning set forth in Section 6.12(a).

“Intellectual Property” means any and all: (a) trademarks, service marks, brand names, collective marks, Internet domain names, logos, symbols, slogans, designs and other indicia of origin, together with all translations, adaptations, derivations and combinations thereof, all applications, registrations and renewals for the foregoing, and all goodwill associated therewith and symbolized thereby; (b) patents and patentable inventions (whether or not reduced to practice), all improvements thereto, and all invention disclosures and applications therefor, together with all divisions, continuations, continuations-in-part, revisions, renewals, extensions, reexaminations and reissues in connection therewith; (c) confidential proprietary business information, Trade Secrets and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, unpatentable discoveries and inventions; (d) copyrights in published and unpublished works of authorship (including databases and other compilations of information), and all registrations and applications therefor, and all renewals, extensions, restorations and reversions thereof; and (e) any other intellectual property rights throughout the world.

“Intellectual Property Registrations” means all Company Owned Intellectual Property that are subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction, including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing.

“Interim Period Company RSU Award” has the meaning set forth in Section 3.03(c).

“Investment Security” means any equity security or debt security as defined in Accounting Standards Codification Topic 320.

“IRS” means the U.S. Internal Revenue Service.

“Jones Employment Agreement” has the meaning set forth in Section 7.02(f).

“JPM” has the meaning set forth in Section 5.07.

“Knowledge” (a) with respect to Company, means the actual knowledge of the persons set forth in Section 1.01(a) of the Company Disclosure Schedule, after making the inquiry and exercising the diligence that a reasonably prudent business person in the ordinary and usual course of the performance of his or her responsibilities would make and exercise; and (b) with respect to Parent, means the actual knowledge of the persons set forth in Section 1.01(b) of the Parent Disclosure Schedule, after making the inquiry and exercising the diligence that a reasonably prudent business person in the ordinary and usual course of the performance of his or her responsibilities would make and exercise.

“Law” means any federal, state, foreign, or local law, statute, ordinance, rule, order, regulation, writ, injunction, directive, judgment, administrative interpretation, treaty, decree, administrative, judicial or arbitration decision and any other executive, legislative, regulatory or administrative proclamation or other requirement of any Governmental Authority.

“Lease” has the meaning set forth in Section 4.21(a).

“Lien” means any mortgage, deed of trust, easement, declaration, restriction, pledge, hypothecation, assignment, deposit arrangement, option, right of first refusal, equity interest, encumbrance, lien (statutory or other), preference, participation interest, priority or other security agreement or preferential arrangement of any kind or nature whatsoever relating to that property, including any conditional sale or other title retention agreement, any financing lease having substantially the same economic effect as any of the foregoing and the filing of any financing statement under the UCC or comparable law of any jurisdiction to evidence any of the foregoing.

“Loans” has the meaning set forth in Section 4.26(a).

“Material Contract” has the meaning set forth in Section 4.16(a).

“Materially Burdensome Regulatory Condition” has the meaning set forth in Section 6.05(b).

“Measurement Date” means the last day of the most recently completed fiscal quarter (or year, in the case of the fourth fiscal quarter) for which the Company has filed a Company SEC Report relating to the results for that most recent fiscal quarter (or year, in the case of the fourth fiscal quarter, as the case may be); provided, however, if the Closing Date were to otherwise occur following the last day of a fiscal quarter but before the date the Company has filed a Company SEC Report relating to such quarter, the Measurement Date shall mean the last day of the most recently completed fiscal quarter for which the Company has publicly issued an earnings release.

“Merger” has the meaning set forth in the Recitals to this Agreement.

“Merger Consideration” has the meaning set forth in Section 3.01(a).

“Multiemployer Plan” has the meaning set forth in Section 4.11(f).

“Multiple Employer Plan” has the meaning set forth in Section 4.11(f).

“Nasdaq” means the Nasdaq Global Select Market.

“OCC” means the Office of the Comptroller of the Currency.

“Off-The-Shelf Licenses” means nonexclusive licenses or other Contracts entered into by Company for software or services that are generally commercially available on standard terms that require license, maintenance, support and other fees of less than $300,000 per year.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Operating Loss” means any individual loss resulting from cash shortages, lost or misposted items, forged checks, payment of checks over stop payment orders, counterfeit money, wire transfers made in error, theft, robberies, defalcations, check kiting, or fraudulent use of debit cards, checks, wires or electronic teller machines.

“Option Consideration” has the meaning set forth in Section 3.03(a).

“Option Withholding Taxes” has the meaning set forth in Section 3.03(a).

“Outside Date” has the meaning set forth in Section 8.01(b).

“Parent” has the meaning set forth in the Preamble to this Agreement.

“Parent’s 401(k) Plan” has the meaning set forth in Section 6.13(b).

“Parent Articles” means the articles of incorporation of Parent, as amended.

“Parent Average Closing Price” means the 20-day volume weighted average closing price of a share of Parent Common Stock as quoted on Nasdaq as of the Determination Date.

“Parent Benefit Plan” has the meaning set forth in Section 5.20(a).

“Parent Board” has the meaning set forth in the Recitals.

“Parent Board Recommendation” has the meaning set forth in Section 6.07(a).

“Parent Bylaws” means the bylaws of Parent, as amended and restated.

“Parent Capitalization Date” has the meaning set forth in Section 5.02(a).

“Parent Common Stock” means the common stock, no par value, of Parent.

“Parent CRA Agreement” has the meaning set forth in Section 5.09(m).

“Parent Disclosure Schedule” means the schedule delivered by Parent to Company before the execution and entry into this Agreement which sets forth, among other things, items the disclosure of which is necessary or appropriate either in response to an express disclosure requirement contained in a provision hereof or as an exception to one or more representations or warranties contained in this Agreement or to one or more covenants contained herein.

“Parent Equity Incentive Plan” means the CVB Financial Corp. 2018 Equity Incentive Plan, as approved by the shareholders of Parent effective May 23, 2018.

“Parent IT Systems” has the meaning set forth in Section 5.11.

“Parent Filings” has the meaning set forth in Section 5.05(a).

“Parent Loans” has the meaning set forth in Section 5.23(a).

“Parent Material Adverse Effect” shall mean any fact, event, change, condition, occurrence, development, circumstance, effect or state of facts that:

(a) individually or in the aggregate, has had, or would reasonably be expected to have, a material adverse effect on the business, assets, deposit liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries, in each case taken as a whole, or the Surviving Corporation and its Subsidiaries, in each case taken as a whole, or (b) prevents, materially delays or materially impairs the ability of Parent and its Subsidiaries to perform its respective obligations under this Agreement to consummate the Merger or the Bank Merger; provided, however, that no fact, event, change, condition, occurrence, development, circumstance, effect or state of facts to the extent resulting from any of the following shall be considered in determining whether a Parent Material Adverse Effect has occurred or is in existence for purposes of subsection (a) of this definition:

(i) changes, after the date hereof, in Laws, rules and regulations of general applicability, or of general applicability to banks, or interpretations thereof of general applicability, or of general applicability to banks, by Governmental Authorities, including any change in GAAP or regulatory accounting requirements,

(ii) changes in the economy or financial markets, generally, in the United States,

(iii) changes, after the date hereof, in global, national or regional political conditions (including the outbreak or escalation of war or acts of terrorism),

(iv) changes resulting from hurricanes, earthquakes, tornados, floods or other natural disasters or from any outbreak of any disease or other public health event,

(v) changes in economic, business or financial conditions (including changes in interest rates) generally affecting the banking industry,

provided further, that the foregoing clauses (i), (ii), (iii), (iv) or (v) shall not apply to the extent such fact, event, change, condition, occurrence, development, circumstance, effect, action, omission or state of facts of the type referred to therein, has a disproportionate impact on the business, assets, deposit liabilities, results of operations or condition (financial or otherwise) of Parent and its Subsidiaries compared to other comparable companies within the banking industry, in which case the disproportionate effect will be taken into account;

(vi) any action taken by Parent with Company’s express written consent or any action taken by Parent that Parent was expressly required to take pursuant to the terms of this Agreement;

(vii) a decline in the trading price of the Parent Common Stock or any failure, in and of itself, by Parent to meet internal or other estimates, predictions, projections or forecasts for revenue, net income or any other measure of financial performance (except to the extent that, with respect to this clause (vii), the facts or circumstances giving rise or contributing to such decline or failure to meet estimates, predictions, projections or forecasts, may be deemed to constitute or be taken into account in determining whether there has been, a Parent Material Adverse Effect, except to the extent such facts or circumstances are themselves excepted from the definition of Parent Material Adverse Effect pursuant to any other clause of this definition);

(viii) public disclosure of the execution of this Agreement or the transactions contemplated by this Agreement; or

(ix) the commencement of any litigation that was primarily the result of the announcement or public disclosure of this Agreement and the transactions contemplated hereby.

“Parent Preferred Stock” means the preferred stock of Parent.

“Parent Regulatory Agreement” has the meaning set forth in Section 5.09(k).

“Parent RSU Award” has the meaning set forth in Section 3.03(c).

“Parent SEC Reports” has the meaning set forth in Section 5.05(b).

“Parent Share Issuance” has the meaning set forth in Section 4.04.

“Parent Shareholder Approval” means the approval of the principal terms of this Agreement and the Merger, including the Parent Share Issuance, by the affirmative vote or requisite consent of a majority of the outstanding shares of Parent Common Stock entitled to vote thereon at the Parent Special Meeting or any adjournment or postponement thereof.

“Parent Special Meeting” has the meaning set forth in Section 4.04.

“Party” and “Parties” have the meanings set forth in the Preamble to this Agreement.

“Payroll Processor” has the meaning set forth in Section 3.03(a).

“Permitted Encumbrances” has the meaning set forth in Section 4.21(a).

“Person” means any individual, bank, corporation (including not-for-profit), joint-stock company, general or limited partnership, limited liability company, joint venture, estate, business trust, trust, association, organization, Governmental Authority or other entity of any kind or nature.

“Post-Closing Bonus” has the meaning set forth in Section 6.13(f).

“Pre-Closing Bonus” has the meaning set forth in Section 6.13(f).

“Previously Disclosed” means, when used with respect to any Party, (i) information set forth by such Party in the applicable section of such Party’s Disclosure Schedule or any other section of such Party’s Disclosure Schedule (so long as it is reasonably apparent on its face from the context that the disclosure in such other paragraph of such Party’s Disclosure Schedule is also applicable to the section of this Agreement in question) or (ii) information disclosed in any report, schedule, form or other document filed with or furnished to the SEC (including the exhibits and other information incorporated therein) by such Party, as applicable, since January 1, 2023 but prior to the date hereof (excluding any disclosures set forth under the heading “Risk Factors” and in any section relating to forward-looking, safe harbor or similar statements or to any other disclosures in such reports to the extent they are cautionary, predictive, or forward-looking in nature).

“Privacy and Security Requirements” means all (a) applicable Laws, (b) contractual commitments of a party or any of its Subsidiaries, (c) publicly-facing statements, policies or procedures adopted by a party or any of its Subsidiaries, and (d) industry and self-regulatory standards and codes of conduct to which a party of any of its Subsidiaries is bound, including, as applicable, the Payment Card Industry Data Security Standard, in each clause (a) through (d) of this definition, regarding privacy, cybersecurity, data security or artificial intelligence.

“Prospectus/Joint Proxy Statement” has the meaning set forth in Section 6.06(a).

“Recommendation Change” has the meaning set forth in Section 6.07(a).

“Registration Statement” has the meaning set forth in Section 6.06(a).

“Regulatory Agencies” has the meaning set forth in Section 4.05(a).

“Regulatory Agreement” has the meaning set forth in Section 4.09(k).

“Requisite Regulatory Approvals” means the approvals of the Federal Reserve and OCC that are required to consummate the Merger and the Bank Merger.

“Sanctioned Countries” has the meaning set forth in Section 4.09(h).

“Sanctions” has the meaning set forth in Section 4.09(h).

“Sarbanes-Oxley Act” means the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“Share” and “Shares” has the meaning set forth in Section 3.01(a).

“Stock Option Cashout Price” has the meaning set forth in Section 3.03(a).

“Subsidiary” means, as to any Person, any subsidiary within the meaning ascribed to such term in either Rule 1-02 of Regulation S-X promulgated by the SEC under the Exchange Act or Section 2(d) of the BHC Act.

“Surviving Bank” has the meaning set forth in the Recitals to this Agreement.

“Surviving Corporation” has the meaning set forth in the Recitals to this Agreement.

“Takeover Laws” has the meaning set forth in Section 4.10.

“Tax” (including, with correlative meanings, the terms “Taxes” and “Taxable”) means (i) all federal, state, local and foreign taxes, charges, fees, customs, duties, levies or other assessments, however denominated, including all net income, gross income, profits, gains, gross receipts, sales, use, value added, goods and services, capital, production, transfer, franchise, windfall profits, license, withholding, payroll, employment, disability, employer health, excise, estimated, severance, stamp, occupation, property, environmental, unclaimed property, unemployment, capital stock or any other taxes, charges, fees, customs, duties, levies or other assessments of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts and any interest in respect of such penalties and additions, and (ii) any liability for the payment of any amount of the type described in the immediately preceding clause (i) as a result of being a member of a consolidated, affiliated, unitary or combined group with any other Person at any time prior to and through the Effective Time.

“Tax Returns” means any return, amended return or other report (including elections, declarations, forms, disclosures, schedules, estimates and information returns) required to be filed with any taxing authority with respect to any Taxes including any documentation required to be filed with any taxing authority or to be retained in respect of information reporting requirements imposed by the Code or any similar foreign, state or local Law.

“Termination Fee” has the meaning set forth in Section 8.02(b)(i).

“Total Deposits” means the average daily balance of the Company’s deposits for the three-month period ending on the Measurement Date (exclusive of brokered deposits as defined in 12 C.F.R. Section 337.6(a)(2) provided however CDARs, ICS and other reciprocal deposit products shall not be considered brokered deposits for this purpose). For comparative purposes, Total Deposits for the three-month period ending on September 30, 2025, as calculated in accordance with this definition, was $4,687,294,000.

“Total Deposits Benchmark” means $4,300,000,000.

“Total Loans” means the average daily balance of Company’s total loans for the three-month period ending on the Measurement Date (including loans held for sale). For comparative purposes, Total Loans for the three-month period ending on September 30, 2025, as calculated in accordance with this definition, was $3,521,005,000.

“Total Loans Benchmark” means $3,350,000,000.

“Total Non-Interest Bearing Deposits” means the average daily balance of Heritage Bank’s non-interest bearing deposits for the three-month period ending on the Measurement Date. For comparative purposes, Total Non-Interest Bearing Deposits for the three-month period ending on September 30, 2025, as calculated in accordance with this definition, was $1,187,357,0000.

“Total Non-Interest Bearing Deposits Benchmark” means $1,000,000,000.

“Trade Secrets” means any and all confidential proprietary business information, trade secrets, knowledge and know-how, including processes, schematics, business and other methods, technologies, techniques, protocols, formulae, drawings, prototypes, models, designs, customers and customer information, lists of customers, vendor, supplier and related information, list of vendors and suppliers, financial information, rate sheets, plans, concepts, strategies or products, unpatentable discoveries and inventions.

“Transaction Costs” means all out-of-pocket expenses, costs and fees to be paid or incurred by Company (or any of its Affiliates or successors thereto) from November 6, 2025 through and including the Closing in connection with consummation of the transactions described herein including, but not limited to, investment banker fees, accounting fees and legal fees.

“USA PATRIOT Act” means the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001, as amended (Pub. L. No. 107-56).

“Volcker Rule” means 12 U.S.C. § 1851 and the regulations promulgated by the Federal Reserve Board, the Office of the Comptroller of the Currency, the FDIC, the Commodity Futures Trading Commission and the SEC in connection therewith.

“Voting Agreement” and “Voting Agreements” have the meanings set forth in the Recitals to this Agreement.

“Voting Debt” has the meaning set forth in Section 4.02(a).

“Wachtell” has the meaning set forth in Section 7.02(g).

“Withdrawal Liability” has the meaning set forth in Section 4.11(f).

1.02 Rules of Interpretation; Construction Provisions. Unless the context otherwise requires:

when a reference is made in this Agreement to Articles, Sections, Subsections, Exhibits or Schedules, such reference shall refer, respectively, to Articles, Sections, Subsections, Exhibits or Schedules of this Agreement, unless otherwise indicated;

the table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement;

whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”;

the phrase “furnished” or “made available” in this Agreement shall mean that the information referred to has been made available if requested by the Party to whom such information is to be made available, including as posted in the respective Party’s data room;

the phrases “herein,” “hereof,” “hereunder” and words of similar import shall be deemed to refer to this Agreement as a whole, including the Exhibits and Schedules hereto, and not to any particular provision of this Agreement;

references in the Agreement to any gender include the other gender;

the word “day” means calendar day;

the terms defined in the singular have a comparable meaning when used in the plural and vice versa;

the term “dollars” and the symbol “$” mean United States Dollars;

references in this agreement to the “United States” means the United States of America and its territories and possessions; except as otherwise specifically provided herein, when calculating the period of time within which, or following which, any act is to be done or step taken pursuant to this Agreement, the date that is the reference day in calculating such period shall be excluded. If the last day of the period is a non-Business Day, the period in question shall end on the next Business Day; and

the phrase “three-month period” shall mean the full applicable fiscal quarter (i.e. January 1 through March 31, April 1 through June 30, July 1 through September 30 and October 1 through December 31).

ARTICLE 2

THE MERGERS

2.01 The Merger.

(a) The Combination. Upon the terms and subject to the conditions set forth in this Agreement, in accordance with the CGCL, at the Effective Time, Company shall merge with and into Parent, Parent shall be the Surviving Corporation in the Merger and shall continue to exist as a California corporation under the Laws of the State of California and the separate corporate existence of Company shall cease.

(b) Articles of Incorporation and Bylaws; Directors and Officers. The Parent Articles and Parent Bylaws as in effect immediately prior to the Effective Time shall be those of the Surviving Corporation. Subject to the appointment of the Company Designated Directors and the Company President as provided in Section 6.19, the directors and officers of Parent immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, until such time as their successors shall be duly elected and qualified.

(c) Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the CGCL.

2.02 Effective Time; Closing Date.

(a) Effective Time. Subject to the terms and conditions of this Agreement, on or prior to the Closing Date, the Parties shall cause an Agreement of Merger in substantially the form attached hereto as Exhibit C (the “Agreement of Merger”) to be filed with the California Secretary pursuant to Section §1103 of the CGCL. The Merger provided for herein shall become effective at the time the Agreement of Merger has been filed with the California Secretary, or such later time as may be agreed by the Parties and specified in the Agreement of Merger (the time the Merger becomes effective being the “Effective Time”).

(b) Closing Date. The closing of the Merger (the “Closing”) shall take place on the date when the Effective Time is to occur (the “Closing Date”). Subject to the satisfaction or waiver of the conditions set forth in Article 7 (other than those conditions that by their nature are to be satisfied at the consummation of the Merger, but subject to the fulfillment or waiver of those conditions), the Parties shall cause the Effective Time to occur no later than the fifth (5th) Business Day after such satisfaction or waiver (except as the Parties may otherwise agree to in writing); provided, however, that if the Closing Date were to otherwise occur in the last ten (10) Business Days of any fiscal quarter, the Closing Date shall not occur at such time but shall instead occur on the first Business Day of the following fiscal quarter. For illustration purposes only, if the fifth Business Day after satisfaction or waiver of all conditions to Closing was June 24, 2026, the Closing Date would be July 1, 2026.

2.03 Bank Merger. Promptly following the Merger, Heritage Bank will be merged with and into Citizens in the Bank Merger, with Citizens surviving the Bank Merger as the Surviving Bank and continuing its existence under the Laws of the United States, and the separate corporate existence of Heritage Bank ceasing as of the effective time of the Bank Merger. As soon as practicable after the date of this Agreement, Heritage Bank and Citizens will enter into an agreement and plan of merger in substantially the form set forth in Exhibit D hereto (the “Bank Merger Agreement”). Each of the Board of Directors of Heritage Bank and the Board of Directors of Citizens (the “Citizens Board”) shall approve the Bank Merger Agreement, and each of Parent and the Company shall approve the Bank Merger Agreement and the Bank Merger as the sole shareholder of Heritage Bank and Citizens, respectively, and Parent and the Company shall execute and cause to be filed applicable articles or certificates of merger and such other documents as are necessary to make the Bank Merger effective promptly following the Effective Time. The Bank Merger shall become effective at such time and date as specified in the Bank Merger Agreement in accordance with applicable Law, or at such other time as shall be provided by applicable Law (the “Bank Merger Effective Time”).

ARTICLE 3

CONSIDERATION; EXCHANGE PROCEDURES

3.01 Effect on Capital Stock. At the Effective Time, as a result of the Merger and without any action on the part of any Person:

(a) Outstanding Company Common Stock. Each share of Company Common Stock (each, a “Share” and, collectively, “Shares”), other than Excluded Shares, issued and outstanding immediately prior to the Effective Time, shall be converted into the right to receive 0.65 shares (the “Exchange Ratio”) of Parent Common Stock (the “Merger Consideration”), without interest thereon. At the Effective Time, all Shares (other than Excluded Shares) shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a certificate that immediately prior to the Effective Time represented any Shares (a “Certificate”) and each holder of a Share not represented by a Certificate (a “Book-Entry Share”), other than any Excluded Shares, shall cease to have any rights with respect thereto, except the right to receive:

(i) the Merger Consideration; plus

(ii) any dividends or distributions to which the holder thereof has the right to receive pursuant to Section 3.02(d); plus

(iii) any cash in lieu of fractional shares which such holder has the right to receive pursuant to Section 3.02(e).

(b) Outstanding Parent Common Stock. Each share of Parent Common Stock issued and outstanding immediately prior to the Effective Time shall remain an issued and outstanding share of Parent Common Stock and shall not be affected by the Merger.

(c) Cancellation of Excluded Shares; No Dissenting Shares. Any shares of Company Common Stock held by Parent or any direct or indirect wholly-owned Subsidiary of Parent or by Company or any direct or indirect wholly-owned Subsidiary of Company, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Excluded Shares”) shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor. The shareholders of Company shall not have any dissenting share rights pursuant to the provisions of the CGCL.

3.02 Exchange Procedures.

(a) Exchange Agent; Exchange Fund. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with an exchange agent selected by Parent (the “Exchange Agent”), for the benefit of the holders of Shares (in each case, other than holders of Excluded Shares):

(i) evidence of shares in book-entry form representing the shares of Parent Common Stock in exchange for Shares outstanding immediately prior to the Effective Time, deliverable upon due surrender of the Certificates (or affidavits of loss in lieu thereof as provided in Section 3.02(g)) or, in the case of Book-Entry Shares, upon adherence to the procedures set forth in the transmittal materials, pursuant to the provisions of this Section 3.02; and

(ii) any cash due in lieu of fractional shares pursuant to Section 3.02(e); and

(iii) after the Effective Time, if applicable, any dividends or other distributions with respect to shares of Parent Common Stock (such amount in cash and certificates for shares of Parent Common Stock in the foregoing clauses (i), (ii) and (iii) being hereinafter referred to as the “Exchange Fund”).

(b) Company Notice. Company shall cause Company’s transfer agent to deliver to the Exchange Agent on or prior to the Closing Date a list of the holders of record of Company Common Stock and number of shares of Company Common Stock held by each such holder of record in a format that is reasonably acceptable to the Exchange Agent and otherwise reasonably cooperate with the Exchange Agent.

(c) Exchange Procedures.

(i) Promptly after the Effective Time (and in any event within five (5) Business Days thereafter), Parent shall cause the Exchange Agent to mail to each holder of record of Shares (other than holders of Excluded Shares) notice advising such holders of the effectiveness of the Merger, including appropriate transmittal materials specifying that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates (or affidavits of loss in lieu thereof, as provided in Section 3.02(g)) and instructions for surrendering the Certificates (or affidavits of loss in lieu thereof) to the Exchange Agent (such materials and instructions to include customary provisions with respect to delivery of an “agent’s message” with respect to Book-Entry Shares and to be in such form and have such provisions as Parent and Company may reasonably agree).

(ii) Upon the surrender of a Certificate (or affidavits of loss in lieu thereof as provided in Section 3.02(g)) or Book-Entry Shares to the Exchange Agent in accordance with the terms of such transmittal materials, the holder of such Certificate or Book-Entry Shares shall be entitled to receive in exchange therefor:

(A) a certificate (or evidence of shares in book-entry form, as applicable) representing that number of whole shares of Parent Common Stock that such holder is entitled to receive pursuant to this Section 3.02; and

(B) a check in the amount (after giving effect to any required Tax withholdings as provided in Section 3.02(h)) equal to any cash in lieu of fractional shares; plus any unpaid non-stock dividends and any other dividends or other distributions that such holder has the right to receive pursuant to the provisions of Section 3.02(d).

(iii) The Certificate or Book-Entry Shares so surrendered shall forthwith be cancelled. No interest will be paid or accrued on any amount payable upon due surrender of the Certificates or Book-Entry Shares.

(iv) In the event of a transfer of ownership of Shares that is not registered in the transfer records of Company, a certificate representing the proper number of shares of Parent Common Stock, together with a check for any cash to be paid upon due surrender of the Certificate may be issued and/or paid to such a transferee if the Exchange Agent is presented with the Certificate formerly representing such Shares and/or all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer Taxes have been paid or are not applicable, as well as any bond or indemnity reasonably required by the Exchange Agent.

(v) After the Effective Time, there shall be no transfers on the stock transfer books of Company of the shares of Company Common Stock that were issued and outstanding immediately prior to the Effective Time other than to settle transfers of such Company Common Stock that occurred prior to the Effective Time. If, after the Effective Time, Certificates or Book-Entry Shares representing any such shares of Company Common Stock are presented for transfer to the Exchange Agent, they shall be cancelled and exchanged for the applicable Merger Consideration and any cash in lieu of fractional shares of Parent Common Stock to be issued or paid in consideration therefor in accordance with the procedures set forth in this Article 3.

(d) Distributions with Respect to Unexchanged Shares; Voting. All shares of Parent Common Stock to be issued pursuant to the Merger shall be deemed issued and outstanding as of the Effective Time and if a dividend or other distribution is declared by Parent in respect of the Parent Common Stock, the record date for which is at or after the Effective Time, that declaration shall include dividends or other distributions in respect of all shares issuable pursuant to this Agreement. No dividends or other distributions in respect of the Parent Common Stock shall be paid to any holder of any unsurrendered Certificate or Book-Entry Shares until such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.02(g)) or Book-Entry Shares are surrendered for exchange in accordance with Section 3.02(c). Subject to the effect of applicable Laws, following surrender of any such Certificate (or affidavit of loss in lieu thereof as provided in Section 3.02(g)) or Book-Entry Shares, there shall be issued and/or paid to the holder of the certificates representing whole shares of Parent Common Stock issued in exchange therefor, without interest, (i) at the time of such surrender, the dividends or other distributions with a record date after the Effective Time theretofore payable with respect to such whole shares of Parent Common Stock and not paid and (ii) at the appropriate payment date, the dividends or other distributions payable with respect to such whole shares of Parent Common Stock with a record date after the Effective Time but with a payment date subsequent to surrender.

(e) Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of Parent Common Stock will be issued, no dividend or distribution with respect to Parent Common Stock shall be payable on or with respect to any fractional share, and such fractional share interests shall not entitle the owner thereof to vote or to any other rights of a shareholder of Parent. Any holder of Shares entitled to receive a fractional share of Parent Common Stock but for this Section 3.02(e) shall be entitled to receive a cash payment in lieu thereof (rounded to the nearest cent), which payment shall be determined by multiplying (i) the Parent Average Closing Price by (ii) the fraction of the share (rounded to the nearest thousandth when expressed in decimal form) of Parent Common Stock which such holder would otherwise be entitled to receive pursuant to Section 3.01(a).

(f) Termination of Exchange Fund. Any portion of the Exchange Fund that remains unclaimed by the shareholders of Company as of the twelve (12) month anniversary of the Effective Time will be transferred to Parent. In such event, any former shareholders of Company who have not theretofore complied with this Article 3 shall thereafter look only to Parent with respect to the Merger Consideration, any cash in lieu of any fractional shares, and any unpaid dividends and distributions on the Parent Common Stock deliverable in respect of each Share such shareholder holds as determined pursuant to this Agreement, in each case, without any interest thereon. Notwithstanding the foregoing, none of Parent, the Surviving Corporation, the Exchange Agent or any other Person shall be liable to any former holder of shares of Company Common Stock for any amount delivered in good faith to a public official pursuant to applicable abandoned property, escheat or similar Laws.

(g) Lost, Stolen or Destroyed Certificates. In the event any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by Parent, the posting by such Person of a bond in customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Exchange Agent will issue in exchange for such lost, stolen or destroyed Certificate the shares of Parent Common Stock and any cash, unpaid dividends or other distributions that would be payable or deliverable in respect thereof pursuant to this Agreement had such lost, stolen or destroyed Certificate been surrendered.

(h) Withholding Rights. Each of Parent and the Surviving Corporation shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Shares such amounts as it determines is required to deduct and withhold with respect to the making of such payment under the Code or any other applicable state, local or foreign Tax Law. To the extent that amounts are so withheld by the Surviving Corporation or Parent, as the case may be, such withheld amounts (i) shall be remitted by Parent or the Surviving Corporation to the applicable Governmental Authority, and (ii) shall be treated for all purposes of this Agreement as having been paid to the holder of Shares in respect of which such deduction and withholding was made by the Surviving Corporation or Parent, as the case may be. In the event Parent or the Surviving Corporation determine it must deduct and withhold with respect to the payment of Parent Common Stock hereunder, Parent or the Surviving Corporation, as the case may be, shall be entitled to satisfy such withholding first out of any Cash Consideration otherwise payable to the Person with respect to which such withholding is being made.

(i) Adjustments. Notwithstanding anything in this Agreement to the contrary, if, between the date of this Agreement and the Effective Time, the issued and outstanding Shares or securities convertible or exchangeable into or exercisable for Shares or the issued and outstanding shares of Parent Common Stock or securities convertible or exchangeable into or exercisable for shares of Parent Common Stock, shall have been changed into a different number of shares or a different class by reason of any reclassification, stock split (including a reverse stock split), stock dividend or distribution, recapitalization, redenomination, merger, issuer tender or exchange offer, or other similar transaction, then the Exchange Ratio and the

Merger Consideration shall be equitably adjusted to give the holders of Shares the same economic effect as contemplated by this Agreement prior to such event and as so adjusted shall, from and after the date of such event, be the Exchange Ratio and the Merger Consideration, respectively, for purposes of this Agreement.

3.03 Treatment of Company Outstanding Equity Awards.

(a) Treatment of Options. At the Effective Time, each option to purchase shares of Company Common Stock (a “Company Option”) under any Company Stock Plan that is unexercised and outstanding immediately prior to the Effective Time, whether vested or unvested, shall be cancelled and shall only entitle the holder of such Company Option to receive, as soon as administratively practicable after the Effective Time, an amount in cash equal to the product of (i) the total number of Shares subject to such Company Option and (ii) the positive excess, if any, of (A) the Stock Option Cashout Price over (B) the exercise price per Share underlying such Company Option (such product, the “Option Consideration”), reduced by any applicable Taxes required to be withheld with respect to the Option Consideration (such Taxes, the “Option Withholding Taxes”). Parent shall fund the Option Consideration, including the Option Withholding Taxes, to be paid with respect to Company Options to the payroll processor of the Company or Parent or any of their respective Affiliates (the “Payroll Processor”) for payment by the Payroll Processor of the Option Consideration (net of the Option Withholding Taxes) to the applicable Company Option holders and payment of the Option Withholding Taxes to the applicable Tax authorities, which payments shall be made as soon as reasonably practicable after the Closing Date and in no event later than on the first regular payroll date of Parent following the Closing Date (unless earlier payment would be required by any applicable Tax Law). For the avoidance of doubt, any unexercised and outstanding Company Option that has an exercise price per Share that is greater than or equal to the Stock Option Cashout Price shall be cancelled at the Effective Time for no consideration or payment. The Company shall provide Company Option holders the opportunity to exercise vested and unvested Company Options prior to the Effective Date in accordance with the terms and conditions of the applicable Company Stock Plans. For purposes of this Agreement, the “Stock Option Cashout Price” shall mean an amount, rounded to the nearest cent, equal to the product of (x) the Parent Average Closing Price and (y) the Exchange Ratio.

(b) Treatment of Company Stock Awards. At the Effective Time, each outstanding Company Restricted Stock Award, Company RSU Award (other than any Interim Period Company RSU Award granted to employees) and Company PSU Award under the Company Stock Plans shall, automatically and without any required action on the part of the holder thereof, accelerate in full (with the number of Shares underlying any Company PSU Award to equal the target number of Shares), and such Company Stock Awards shall be converted into, and become exchanged for, the Merger Consideration (less applicable Taxes required to be withheld with respect to such vesting and/or receipt of the Merger Consideration).

(c) Treatment of Interim Period Company RSU Awards. At the Effective Time, each Company RSU Award that is granted following the date hereof to employees (an “Interim Period Company RSU Award”) shall, automatically and without any required action on the part of the holder thereof, cease to represent a restricted stock unit denominated in shares of Company Common Stock and shall be converted into a substitute restricted stock unit denominated in shares of Parent Common Stock under the Parent Equity Incentive Plan (a “Parent RSU Award”). The number of shares of Parent Common Stock subject to each such Parent RSU Award shall be equal to the product (rounded down to the nearest whole number) of (i) the number of shares of Company Common Stock subject to such Interim Period Company RSU Award immediately prior to the Effective Time, multiplied by (ii) the Exchange Ratio. Following the Effective Time, each such Parent RSU Award shall have substantially the same terms and conditions as those applicable to the Interim Period Company RSU Award, including with respect to the vesting schedule, accelerated vesting on termination of employment and payment of such Parent RSU Awards, as were applicable to the applicable Interim Period Company RSU Award as of the Effective Time, but with the broad-based governance terms to be those applicable under the Parent Equity Incentive Plan. The shares of Parent Common Stock issuable in respect of Parent RSU Awards shall be registered on a Form S-8 within five (5) Business Days of the Effective Time if not previously registered.

(d) Company Actions. At or prior to the Effective Time, the Company Board shall adopt any resolutions and take any actions that are necessary to effectuate the treatment of Company Options and Company Stock Awards pursuant to Section 3.03(a) and Section 3.03(b) and the treatment of Interim Period Company RSU Awards pursuant to Section 3.03(c), and to provide for the cancellation and termination of each and every one of the Company Stock Plans, effective as of, and contingent upon the occurrence of, the Effective Time, and Parent shall have received copies of such resolutions. The Company shall take all actions that are necessary to ensure that from and after the Effective Time, except as with respect to the Interim Period Company RSU Awards, neither Parent nor the Surviving Corporation will be required to deliver shares of Company Common Stock or other capital stock of Company, Parent or the Surviving Corporation to any Person pursuant to or in settlement of Company Options and Company Stock Awards, except as required under Section 3.03.

ARTICLE 4

REPRESENTATIONS AND WARRANTIES OF COMPANY

Except as Previously Disclosed, Company hereby represents and warrants to Parent as follows:

4.01 Corporate Organization.

(a) Organization. The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. The Company has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it, or the character or location of the properties and assets owned or leased by it, makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not, either individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect. The Company is duly registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”).

(b) Articles and Bylaws. True, complete and correct copies of the Company Articles and the Company Bylaws, as in effect as of the date of this Agreement, have been publicly filed by Company and made available to Parent. The Company Articles and the Company Bylaws made available to Parent are in full force and effect.

(c) Subsidiaries. Section 4.01(c) of the Company Disclosure Schedule sets forth a list of all Subsidiaries of Company, the ownership interest of Company in each such Subsidiary, and a description of the business of each Subsidiary. Each Subsidiary of Company (i) is duly incorporated or duly formed, as applicable to each such Subsidiary, and validly existing and in good standing under the Laws of its jurisdiction of organization, (ii) has the requisite corporate (or similar) power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted and, (iii) except as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect, is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary. There are no restrictions on the ability of any Subsidiary of Company to pay dividends or distributions to Company, except, in the case of a Subsidiary that is a regulated entity, for restrictions on dividends or distributions generally applicable to all such regulated entities. The deposit accounts of each Subsidiary of the Company that is an insured depository institution are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or to the Knowledge of the Company threatened. True, complete and correct copies of the articles of incorporation, bylaws and similar governing documents of each Subsidiary of Company as in full force and effect as of the date of this Agreement have been provided to Parent. Other than the Subsidiaries of Company listed on Section 4.01(c) of the Company Disclosure Schedule, Company does not, directly or indirectly, beneficially own any equity securities or similar interests of any entity or any interests of any entity or any interest in a partnership or joint venture of any kind.

4.02 Capitalization.

(a) The authorized capital stock of Company consists of one hundred million (100,000,000) shares of Company Common Stock and ten million (10,000,000) shares of Company Preferred Stock. As of December 12, 2025 (the “Company Capitalization Date”), 61,332,457 shares of Company Common Stock were issued and outstanding (which includes 85,776 outstanding unvested shares of Company Common Stock subject to Company Restricted Stock Awards and 83,319 shares of Company Common Stock held by the Company ESOP) and no shares of Company Common Stock were otherwise reserved for issuance and no other equity-based awards or rights were outstanding, except for (i) 1,828,990 Shares subject to outstanding Company Options, (ii) 432,032 shares of Company Common Stock subject to outstanding Company RSU Awards, (iii) 316,603 shares of Company Common Stock subject to outstanding Company PSU Awards (assuming target levels of performance), and (iv) 410,508 shares of Company Common Stock were reserved and available for issuance pursuant to future awards under the Company Stock Plans. As of the Company Capitalization Date, no shares of Company Preferred Stock were issued and outstanding and no shares of Company Preferred Stock were reserved for issuance. All of the issued and outstanding shares of the Company Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. As of the Company Capitalization Date, there are no outstanding dividends, whether current or accumulated, due or payable on any of the capital stock of Company. No bonds, debentures, notes or other indebtedness of Company or any of its Subsidiaries having the right to vote on any matters on which shareholders of Company may vote (“Voting Debt”) are issued or outstanding. There are no contractual obligations of Company or any of its Subsidiaries (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any equity security of Company or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Company or its Subsidiaries or (ii) pursuant to which Company or any of its Subsidiaries is or could be required to register shares of Company capital stock or other securities under the Securities Act. Except for the Voting Agreements, there are no voting trusts or other voting agreements or understandings to which Company, any Subsidiary of Company or, to the Knowledge of Company, any of their respective officers or directors, is a party with respect to the voting of any Company Common Stock, Voting Debt or other equity securities of Company. Except pursuant to this Agreement, Company Options and Company Stock Awards, the Company does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of the capital stock of Company, Voting Debt of Company or any other equity securities of Company. Section 4.02(a) of the Company Disclosure Schedule sets forth a true and complete list of all Company Options and Company Stock Awards outstanding as of Company Capitalization Date, specifying on a holder-by-holder basis (i) the name of such holder, (ii) the number of shares subject to each such award, (iii) as applicable, the grant date of each such award, and (iv) as applicable, the vesting schedule of each such award.

(b) Except as disclosed in Section 4.02(a) of the Company Disclosure Schedule or permitted under Section 6.01 of the Agreement, since the Company Capitalization Date, Company has not (i) issued or repurchased any shares of Company Common Stock, Voting Debt or other equity securities of Company, or (ii) issued or awarded any options, stock appreciation rights, restricted shares, restricted stock units, deferred equity units, awards based on the value of Company capital stock or any other equity-based awards. With respect to each grant of Company Options (i) each such grant was made in accordance with the terms of the Company Stock Plans and all applicable Laws and (ii) each such grant was properly accounted for in accordance with generally accepted accounting principles in the United States applied to banks or banking holding companies for the applicable period(s) in the financial statements (including the related notes) of Company in accordance with all applicable Laws. Except as Previously Disclosed, from January 1, 2023 through the date of this Agreement, neither Company nor any of its Subsidiaries has (i) accelerated the vesting of or lapsing of restrictions with respect to any stock-based compensation awards or long-term incentive compensation awards, (ii) with respect to executive officers of Company or its Subsidiaries, entered into or amended any employment, severance, change of control or similar agreement (including any agreement providing for the reimbursement of excise taxes under Section 4999 of the Code) or (iii) adopted or amended any Company stock plan.

(c) All of the issued and outstanding shares of capital stock or other equity ownership interests of each Subsidiary of Company are owned by Company, directly or indirectly, free and clear of any Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. No Subsidiary of Company has or is bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of such Subsidiary or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of such Subsidiary.

4.03 Authority; No Violation.

(a) Company has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly approved and this Agreement has been duly adopted by the Company Board. The Company Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is in the best interests of Company and its shareholders and has directed that this Agreement and the transactions contemplated hereby be submitted to Company’s shareholders for approval at a duly held meeting of such shareholders and has adopted a resolution to the foregoing effect. Except for the (i) Company Shareholder Approval and (ii) the adoption and approval of the Bank Merger Agreement by the Board of Directors of Heritage Bank and the approval of the Bank Merger Agreement by the Company as sole shareholder of Heritage Bank, no other corporate proceedings on the part of Company are necessary to approve this Agreement or to consummate the Merger, the Bank Merger or the other transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by Company and (assuming due authorization, execution and delivery by Parent) constitutes the valid and binding obligation of Company, enforceable against Company in accordance with its terms (except as may be limited by bankruptcy, insolvency, fraudulent transfer, moratorium, reorganization, receivership, conservatorship, or similar Laws of general applicability relating to or affecting the rights of creditors generally and those of a depository institution insured by the FDIC and subject to general principles of equity (the “Bankruptcy and Equity Exception”)).

(b) Neither the execution and delivery of this Agreement by Company, nor the consummation by Company of the Merger or the other transactions contemplated hereby, or consummation of the Bank Merger by Heritage Bank, nor compliance by Company with any of the terms or provisions of this Agreement, will (i) violate any provision of the Company Articles, the Company Bylaws, or similar documents of Company’s Subsidiaries or (ii) assuming that the consents, approvals and filings referred to in Section 4.04 are duly obtained and/or made, (A) violate in any material respects any Law applicable to Company, any of its Subsidiaries or any of their respective properties or assets or (B) violate or conflict with in any material respect, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event that, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Company or any of its Subsidiaries under, any of the terms, conditions or provisions of any material note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, Contract, or other instrument or obligation to which Company or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except with respect to clause (ii)(B) for any such violations conflict, breach, default, termination, cancellation, acceleration, or creation as would not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect.

4.04 Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the SEC of the Prospectus/Joint Proxy Statement in definitive form (including any amendments or supplements thereto) relating to the special meeting of the Company’s shareholders (the “Company Special Meeting”) and the special meeting of Parent’s shareholders (the “Parent Special Meeting”), each contemplated by this Agreement and of a registration statement on Form S-4 (or such other applicable form) (including any amendments or supplements thereto, the “Form S-4”) in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice, waiver and/or an application with the Board of Governors of the Federal Reserve System (the “Federal Reserve”) pursuant to the BHC Act or regulations promulgated by the Federal Reserve thereunder, (d) the filing of a bank merger application with the OCC pursuant to the BMA and Section 12 C.F.R. §5.33 of the OCC’s rules and regulations and approval of or non-objection to such applications, filings, certificates and notices, (e) any required filings or notices with the CDFPI pursuant to the CFC, (f) the filing of the Agreement of Merger with the California Secretary in connection with the Merger, (g) the filing of the Bank Merger Agreement with the OCC and (h) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the issuance of the shares of Parent Common Stock pursuant to this Agreement (the “Parent Share Issuance”), no consents or approvals of, or filings or registrations with any Governmental Authority are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

4.05 Reports.

(a) Company and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications (including all Call Reports), together with any amendments required to be made with respect thereto (collectively, “Company Filings”) that they were required to file since January 1, 2023 with (i) the FDIC, (ii) the CDFPI and any other state banking or other state regulatory authority, (iii) the Federal Reserve, (iv) the SEC, (v) the U.S. Small Business Administration, (vi) any other federal, state or foreign regulatory authority and (vii) any applicable industry self-regulatory organizations (collectively, “Regulatory Agencies”) and with each other applicable Governmental Authority, and all other reports and statements required to be filed by them since January 1, 2023, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Authority, have paid all fees and assessments due and payable in connection therewith, except where the failure to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect. As of their respective dates, each such Company Filing was complete and accurate and complied with all applicable Laws in all material respects. Subject to Section 9.13 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Company and the Company’s Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of the Company, investigation into the business or operations of the Company or any of the Company

Subsidiaries since January 1, 2023, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Company or any of the Company’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of the Company or any of the Company Subsidiaries since January 1, 2023, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by the Company or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, since January 1, 2023 (“Company SEC Reports”) is publicly available. No such Company SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Company SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of the Company has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act.

(c) The Company is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

4.06 Financial Statements.

(a) The financial statements of Company and its Subsidiaries included (or incorporated by reference) in the Company SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Company and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Company and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Company and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, Crowe LLP has not resigned (or informed Company that indicated it intends to resign) or been dismissed as independent public accountants of Company as a result of or in connection with any disagreements with Company on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of Company included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or (iii) in connection with this Agreement and the transactions contemplated hereby.

(c) Since January 1, 2023, (i) neither Company nor any of its Subsidiaries, nor, to its Knowledge, any director, officer, employee, auditor, accountant or representative of Company or any of its Subsidiaries, has received or otherwise obtained Knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of Company or any of its Subsidiaries or its internal accounting controls, including any complaint, allegation, assertion or claim that Company or any of its Subsidiaries, or any of its directors, officers or employees, has engaged in questionable accounting or auditing practices or fraudulent practices, and (ii) to Company’s Knowledge, no attorney representing Company or any of its Subsidiaries, whether or not employed by Company or any of its Subsidiaries, has reported evidence of a violation of securities Laws, breach of fiduciary duty or similar violation, by Company or any of its Subsidiaries, or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to any director or officer of Company or any of its Subsidiaries.

(d) Except as Previously Disclosed on Section 4.06(d) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract or arrangement (including any Contract or arrangement relating to any transaction or relationship between or among Company or any of its Subsidiaries, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangement”).

(e) Section 1.01(a) of the Company Disclosure Schedule sets forth the Company’s estimated calculation as of the date of this Agreement of Transaction Costs, which estimated calculation has been prepared by the Company in good faith.

4.07 Broker’s Fees. Neither Company nor any of its Subsidiaries nor, to Company’s Knowledge, any of their respective officers, directors, employees or agents has employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than Piper Sandler & Co. pursuant to a letter agreement, a true, complete and correct copy of which has been previously delivered to Parent.

4.08 Absence of Changes. Since January 1, 2025:

(a) Company and its Subsidiaries have conducted their respective businesses in all material respects only in the ordinary and usual course of the businesses consistent with past practices; and

(b) no event, change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have either individually or in the aggregate, a Company Material Adverse Effect.

4.09 Compliance with Applicable Law.

(a) Company and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations from Governmental Authorities which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Company, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023 Company and each of its Subsidiaries have complied with, and are not in default or violation of any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Volcker Rule, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the California Business and Professions Code, the California Financial Code and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all legal requirements relating to the origination, sale and servicing of loans.

(c) Except as Previously Disclosed and subject to Section 9.13, neither the Company nor any of its Subsidiaries has Knowledge of, or has received from a Governmental Authority since January 1, 2023, written notice of, any defaults or violations of any applicable Law relating to Company or any of its Subsidiaries.

(d) To the Knowledge of Company, since January 1, 2023, neither Company nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, including the rules promulgated by the Consumer Financial Protection Bureau, and there are no allegations, claims or disputes to which Company or any of its Subsidiaries is a party that allege, or to the Knowledge of Company, no Person has threatened or threatens to allege, that Company or any of its Subsidiaries has engage in any unfair, deceptive or abusive acts or practices in violation of applicable Law, including the rules promulgated by the Consumer Financial Protection Bureau.

(e) Since January 1, 2023, to the Knowledge of Company, there do not exist any facts or circumstances that would cause Company or any of its Subsidiaries to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by OFAC, or any other applicable anti-money laundering Law, as well as the provisions of the Bank Secrecy Act/anti-money laundering program adopted by Company or its Subsidiaries, except, in each case, as would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole. The Company Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that, to Company’s Knowledge, also meets the applicable requirements of the USA PATRIOT Act and the regulations thereunder, and Company has not received written notice from any Governmental Authority that such program has been deemed ineffective in meeting the five pillars requirements: (1) development of internal policies, procedures and related controls, (2) designation of a BSA Officer, (3) thorough and ongoing training, (4) independent review for compliance and (5) customer due diligence. Each of Company and its Subsidiaries has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(f) To the Knowledge of Company, there do not exist any facts or circumstances that would cause Company or any of its Subsidiaries to be deemed not to be in satisfactory compliance since January 1, 2023 with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Company and its Subsidiaries, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. To Company’s Knowledge, since January 1, 2023, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Company or any of its Subsidiaries to undertake any remedial action. No claims are pending and, to its Knowledge, no claims are threatened against Company or any of its Subsidiaries or are likely to be asserted or threatened against Company or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect. With respect to all personal information described herein, Company has taken, to Company’s Knowledge, all steps reasonably necessary (including implementing and monitoring compliance with measures with respect to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to herein.

(g) Neither Company nor any of its Subsidiaries, nor, to the Knowledge of Company, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts in connection with the business conducted by Company, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except, in each case, as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(h) None of Company, any of its Subsidiaries or, to the Knowledge of Company, any director, officer, agent, employee, Affiliate or other Person on behalf of Company or its Subsidiaries, is (a) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity related to (i) Cuba, Iran, North Korea, Russia, or the Crimea, Donetsk and Luhansk regions of Ukraine claimed by Russia (the “Sanctioned Countries”), (ii) the government of any Sanctioned Country, (iii) any Person located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any Person made subject of any sanctions administered or enforced by the United States Government, including, without limitation, OFAC’s list of Specially Designated Nationals, or by the United Nations Security Council, the European Union, the United Kingdom’s Office of Financial Sanctions Implementation (Her Majesty’s Treasury), or other relevant sanctions authority (collectively, “Sanctions”), (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) located, organized or resident in any Sanctioned Country.

(i) Neither Company nor any of its Subsidiaries:

(i) provides investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs, and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended; or

(ii) is, or is required to be registered as, a broker-dealer, a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any applicable Laws.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, to the Knowledge of Company, (i) the Company does not accept deposit accounts with, has not originated any Loan to and does not otherwise transact business with, any Person engaged in the manufacture, production, distribution, sale, or other dispensation of marijuana; (ii) no borrower under any Loan is engaged in the manufacture, production, distribution, sale or other dispensation of marijuana and (iii) the Company has timely and properly filed all mandatory Suspicious Activity Reports related to marijuana and has complied with applicable guidance related to marijuana banking from any Governmental Authority.

(k) Except as Previously Disclosed, and subject to Section 9.13, neither Company nor any of its Subsidiaries is subject to any cease-and-desist or other order or other enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or has been ordered to pay any civil money penalty or other fines by, or has received any supervisory letter from, or has adopted any policies, procedures or board resolutions at the request or suggestion of, any Governmental Authority (each, a “Regulatory Agreement”), nor has Company or any Company Subsidiary been advised since January 1, 2023 by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. To Company’s Knowledge, Company and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither Company nor any of its Subsidiaries has received any notice from any Governmental Authority indicating that either Company or any of its Subsidiaries is not in compliance with any such Regulatory Agreement. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to, nor is there any unpaid civil money penalty, fine, restitution or other amounts otherwise due and payable under, any Regulatory Agreement.

(l) As of the date hereof, each of the Company and Heritage Bank maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither the Company nor Heritage Bank has received any notice from a Governmental Authority that its status as “well-capitalized” or that Heritage Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(m) Except as Previously Disclosed, Company has not received a CRA rating of less than “satisfactory” in any of its three (3) most recently completed exams. Company has no Knowledge that its compliance under the CRA should constitute grounds for either the denial by any Governmental Authority of any application to consummate the transactions contemplated by this Agreement or the imposition of a Materially Burdensome Regulatory Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Company having its current rating lowered. (i) Neither Company nor any of its Subsidiaries is subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Authority or any other Persons (including any third party group representing community interests) regarding or otherwise relating to Company’s policies, practices or relations with customers, vendors or clients or any other CRA-related matter (each, a “CRA Agreement”); (ii) neither Company nor any of its Subsidiaries has been advised since January 1, 2023 by any Governmental Authority or other Persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such CRA Agreement; (iii) Company and each of its Subsidiaries are in compliance in all material respects with each CRA Agreement to which it is party or subject, and neither Company nor any of its Subsidiaries has received any written notice from any Governmental Authority or other Persons indicating that either Company or any of its Subsidiaries is not in compliance in any material respect with any such CRA Agreement; (iv) there is no material unresolved violation, criticism, claim, liability or exception by any Governmental Authority with respect to any CRA Agreement; and (v) Company has not received any written notice from, and does not have any Knowledge of, any third-party group representing community interests raising material concerns or objections with respect to its policies, practices or relations with customers, vendors or clients, or the transactions contemplated by this Agreement.

4.10 State Takeover Laws; No Dissenters Rights. No “business combination,” “fair price,” “affiliate transaction,” “moratorium,” “control share,” “takeover” or “interested shareholder” Law or other similar anti-takeover statue or regulation (collectively, the “Takeover Laws”) is applicable to Company with respect to this Agreement or the transactions contemplated hereby. Company does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect. The shareholders of Company do not have any dissenting share rights as provided in Section 1300 of the CGCL.

4.11 Employee Benefit Plans

(a) Section 4.11 of the Company Disclosure Schedule sets forth a true, complete and correct list of each employee benefit plan, program, policy, practice, Contract, or other arrangement providing compensation or benefits to any current or former employee, officer or director of the Company or any of its Subsidiaries or any beneficiary or dependent thereof that is sponsored or maintained by Company or any of its Subsidiaries or to which Company or any of its Subsidiaries contributes or is obligated to contribute or has any liability, whether or not written, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any equity purchase plan, equity option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), employment, deferred compensation, excess benefit, incentive compensation, retention, severance, change in control or termination pay, hospitalization or other medical or dental, vision or life or other insurance (including any self-insured arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence benefits, short- or long-term disability, or vacation benefits plan, program, practice, agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other employment or service-related benefits (whether qualified or nonqualified, funded or unfunded) (each an “Employee Benefit Plan”).

(b) Company has delivered or made available to Parent a true, correct and complete copy of the following documents to the extent applicable to each Employee Benefit Plan: (i) each writing constituting a part of such Employee Benefit Plan (or a written summary of each Employee Benefit Plan that is not otherwise evidenced in writing), including, without limitation, all plan documents, trust agreements, insurance Contracts and other funding vehicles; (ii) the most recent Annual Report (Form 5500 Series) and accompanying schedules; (iii) all investment policy statements or guidelines, investment management and advisory agreements, and third party administration agreements; (iv) the current summary plan description and any material modifications thereto; (v) the most recent annual valuation or actuarial report; (vi) the most recent determination or opinion letter from the IRS; (vii) discrimination testing results for the three (3) most recent plan years; (viii) all communications with the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other Governmental Authority within the preceding three (3) years with respect to each Employee Benefit Plan; and (ix) reports of Employer-Provided Health Insurance Offer and Coverage on Form 1094-C for the three (3) most recent calendar years. Except as specifically provided in the foregoing documents delivered or made available to Parent, there are no amendments to any Employee Benefit Plan that have been adopted or approved, nor has Company or any of its Subsidiaries agreed, committed or otherwise undertaken to make any such amendments or to adopt or approve any new Employee Benefit Plan. No Employee Benefit Plan is maintained outside the jurisdiction of the United States, or covers any employee residing or working outside of the United States.

(c) Each Employee Benefit Plan intended to qualify under Section 401(a) of the Code and each related trust intended to qualify under Section 501(a) of the Code has received a favorable determination or may rely upon a prototype or volume submitter opinion letter from the IRS with respect to such Employee Benefit Plan as to its qualified status under the Code, and no fact or event has occurred since the date of such letter or letters from the IRS that could reasonably be expected to adversely affect the qualified status of any such Employee Benefit Plan or the exempt status of any such trust.

(d) With respect to each Employee Benefit Plan, Company and its Subsidiaries have complied in all material respects, and are now in compliance in all material respects with all provisions of ERISA, the Code and all Laws and regulations applicable to such Employee Benefit Plans and each Employee Benefit Plan has been administered in all material respects in accordance with its terms. There is not now, nor do any circumstances exist that could reasonably be expected to give rise to, any requirement for the posting of security with respect to any Employee Benefit Plan or the imposition of any lien on the assets of Company or any of its Subsidiaries under ERISA or the Code. Neither Company nor any of its Subsidiaries has engaged in a transaction with respect to any applicable Employee Benefit Plan that, assuming the taxable period of such transaction expired as of the date hereof, would subject Company or any of its Subsidiaries to a Tax or penalty imposed by either Section 4975 of the Code or Section 502(i) of ERISA.

(e) All contributions required to be made to each Employee Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due or payable with respect to insurance policies funding any Employee Benefit Plan, for any period through the date hereof have been timely made or paid in full or, to the extent not required to be made or paid on or before the date hereof, have been accrued on the Company financial statements to the extent required under GAAP. Each Employee Benefit Plan that is an employee welfare benefit plan under Section 3(1) of ERISA is either (i) funded through an insurance company contract and is not a “welfare benefit fund” with the meaning of Section 419 of the Code or (ii) unfunded. With respect to each insurance contract funding employee welfare benefits under any Employee Benefit Plan, neither Company nor any of its Subsidiaries has any material liability in the nature of a retroactive rate adjustment, loss sharing arrangement or other actual or contingent liability, nor, to the Company’s Knowledge, will be there be any such material liability if such insurance contract is terminated on or after Closing.

(f) (i) No Employee Benefit Plan is a “multiemployer plan” within the meaning of Section 3(37) or 4001(a)(3) of ERISA (a “Multiemployer Plan”) or a plan that has two or more contributing sponsors at least two of whom are not under common control, within the meaning of Section 4063 of ERISA (a “Multiple Employer Plan”); (ii) neither Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) neither Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; and (iv) no Employee Benefit Plan is subject to Title IV or Section 302 of ERISA or to Sections 412 or 430 of the Code. “ERISA Affiliate” means, with respect to any entity, trade or business, any other entity, trade or business that is a member of a group described in Section 414(b), (c), (m) or (o) of the Code or Section 4001(b)(1) of ERISA that includes the first entity, trade or business, or that is a member of the same “controlled group” as the first entity, trade or business pursuant to Section 4001(a)(14) of ERISA. “Withdrawal Liability” means liability to a Multiemployer Plan as a result of a complete or partial withdrawal from such Multiemployer Plan, as those terms are defined in Part I of Subtitle E of Title IV of ERISA.

(g) There does not exist, nor, to the Knowledge of Company, do any circumstances exist that could reasonably be expected to result in, any Controlled Group Liability that would be a liability of Company or any of its Subsidiaries following the Closing. Without limiting the generality of the foregoing, neither Company nor any of its Subsidiaries nor any of their respective ERISA Affiliates, has engaged in any transaction described in Section 4069 or Section 4204 or 4212 of ERISA. “Controlled Group Liability” means any and all liabilities (i) under Title IV of ERISA, (ii) under section 302 of ERISA, (iii) under Sections 412 and 4971 of the Code, (iv) as a result of a failure to comply with the continuation coverage requirements of Section 601 et seq. of ERISA and Section 4980B of the Code, (v) as a result of any failure to comply with the group health care coverage and reporting requirements of Sections 4980D, 4890H, 6055 and 6056 of the Code and (vi) under corresponding or similar provisions of state, local or foreign Laws or regulations.

(h) None of Company and its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA or corresponding or similar provisions of state Laws and at no expense to Company and its Subsidiaries and except for long-term and short-term disability benefit plans (all of which are insured and none of which are self-insured) and severance arrangements set forth on Section 4.11(h) of the Company Disclosure Schedule, including liability amounts.

(i) There are no pending or threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations that have been asserted, threatened or instituted, and to the Knowledge of Company, no set of circumstances exists which could reasonably give rise to a claim or lawsuit against any of the Employee Benefit Plans, Company or any of its Subsidiaries or any fiduciaries of the Employee Benefit Plans with respect to their duties to or under any of the Employee Benefit Plans, or the assets of any trust under any of the Employee Benefit Plans. Neither Company nor any of its Subsidiaries has taken any action to take corrective action or to make a filing under any voluntary correction program of the IRS, the

U.S. Department of Labor or any other Governmental Authority with respect to any Employee Benefit Plan, and neither Company nor any of its Subsidiaries has any Knowledge of any plan defect that would qualify for correction under any such program. No audit, investigation or other action or proceeding by a Governmental Authority is pending or, to Company’s Knowledge, threatened with respect to any Employee Benefit Plan.

(j) Each Employee Benefit Plan that is a “nonqualified deferred compensation plan” within the meaning of Section 409A of the Code and associated Treasury Department guidance has been operated in compliance with, and is in documentary compliance with, Section 409A of the Code and Treasury regulations and IRS guidance thereunder. No compensation payable by Company or any of its Subsidiaries has been reported as nonqualified deferred compensation in the gross income of any individual or entity, and subject to an additional tax, as a result of the operation of Section 409A of the Code, and no arrangement exists with respect to a nonqualified deferred compensation plan that would result in income inclusion under Section 409A(b) of the Code.

(k) Except as Previously Disclosed on Section 4.11(k) of the Company Disclosure Schedule or as required under the terms of this Agreement, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby, either alone or together with any other event or events, will (i) result in any payment (including, without limitation, bonus, retention, severance, change in control, forgiveness of indebtedness or otherwise) becoming due under any Employee Benefit Plan, whether or not such payment is contingent, (ii) increase any payments or benefits otherwise payable under any Employee Benefit Plan, (iii) result in the acceleration of the time of payment, vesting or funding of any benefits including, but not limited to, the acceleration of the vesting and exercisability of any equity awards, whether or not contingent, (iv) result in any limitation on the right of Company or any of its Subsidiaries to amend, merge or terminate any Employee Benefit Plan, or (v) require the funding of any trust or other funding vehicle established to provide benefits under any Employee Benefit Plan. Neither the execution and delivery of this Agreement nor the consummation of the Merger, either alone or in combination with another event will result in any payment or benefit (whether in cash or property or the vesting of property) to any “disqualified individual” (as such term is defined in Treasury Regulations Section 1.280G-1) that would, individually or in combination with any other such payment or benefit, constitute an “excess parachute payment” (as defined in Section 280G(b)(1) of the Code) that would not be deductible under Section 280G of the Code. Not less than fifteen (15) days prior to the Closing Date, Company shall have received estimated calculations with respect to the application of Sections 280G and 4999 of the Code, current as of a date no earlier than five (5) Business Days prior to the Closing Date, prepared by a nationally recognized accounting firm. No Employee Benefit Plan provides for the gross-up or reimbursement, in whole or in part, of any Taxes under Section 4999 or 409A of the Code, or otherwise.

(l) Each individual who renders service to Company or any of its Subsidiaries and who has been classified as having the status of an independent contractor or other non-employee status for purposes of any Employee Benefit Plan and ERISA, the Code, the Fair Labor Standards Act and all other applicable Laws, is properly so characterized (including for purposes of taxation and Tax reporting and participation under Employee Benefit Plans), and neither the Company nor any of its Subsidiaries has received notice to the contrary from any Person or Governmental Authority.

4.12 Approvals. As of the date of this Agreement, Company has no Knowledge why all regulatory approvals from any Governmental Authority required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

4.13 Opinion. The Company Board has received the opinion of Piper Sandler & Co. that, as of the date hereof, and based upon the factors and assumptions set forth therein, the Merger Consideration is fair to the holders of Company Common Stock from a financial point of view.

4.14 Company Information. The information relating to Company and its Subsidiaries that is provided by Company or its representatives for inclusion in the Prospectus/Joint Proxy Statement and the Registration Statement, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Registration Statement and the Prospectus/Joint Proxy Statement relating to Company and its Subsidiaries and other portions within the reasonable control of Company and its Subsidiaries will comply in all material respects with the provisions of the Securities Act and the Exchange Act, as may be applicable, and the rules and regulations thereunder.

4.15 Legal Proceedings.

(a) Except as Previously Disclosed on Section 4.15(a) of the Company Disclosure Schedule, neither Company nor any of its Subsidiaries is a party to any legal, administrative, arbitration, investigatory or other proceeding (including, without limitation, any investigation, action, or proceeding with respect to Taxes) pending or, to the Knowledge of Company, is any of the foregoing proceedings threatened, or which Company has reason to believe may be threatened, against or affecting Company or any of its Subsidiaries or any of their respective current or former directors or officers, in each case, that involves a claim or claims asserting a liability of $250,000 individually, or $500,000 or more in the aggregate or otherwise materially restricts the conduct of business by Company or any of its Subsidiaries. Section 4.15(a) of the Company Disclosure Schedule includes, with respect to each matter identified, if applicable, the case title, the court, the date filed, and the law firm representing Company or any of its Subsidiaries.

(b) Except as set forth on Section 4.15(b) of the Company Disclosure Schedule, (i) there is no outstanding judgment, order, writ, injunction or decree, stipulation or award of any Governmental Authority or by arbitration, against or affecting Company or its assets or business that (A) has had or may have a Company Material Adverse Effect, (B) requires any payment by, or excuses an obligation of a third party to make any payment to, Company of an amount exceeding $250,000 or (C) has the effect of prohibiting any material business practice of, or the acquisition, retention or disposition of property by Company or (D) is otherwise material and would apply to Parent or any of its Affiliates after the Merger, and (ii) to the Knowledge of Company, as of the date of this Agreement, there is no legal, administrative, arbitration, investigatory or other proceeding pending or that has been threatened, or which Company has reason to believe may be threatened, against or affecting any director, officer, employee, agent or representative of Company or any of its Subsidiaries, in connection with which any such Person has or may have rights to be indemnified by Company or any of its Subsidiaries in an amount exceeding $250,000.

4.16 Material Contracts.

(a) Except as Previously Disclosed on Section 4.16(a) of the Company Disclosure Schedule and except for any Employee Benefit Plan, as of the date of this Agreement neither Company nor any of its Subsidiaries is a party to, bound by or subject to any Contract (whether written or oral) (each, whether or not Previously Disclosed, a “Material Contract”):

(i) that is a “material contract” within the meaning of Item 601(b)(10) of the SEC’s Regulation S-K;

(ii) that contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of Company or any of its Subsidiaries (or, upon consummation of the Merger, of Parent, Citizens or any of their respective Subsidiaries);

(iii) that obligates Company or any of its Subsidiaries (or, upon consummation of the Merger, of Parent, Citizens or any of their respective Subsidiaries) to conduct business with any third party on an exclusive or preferential basis in each case that involves the payment of more than $250,000 per annum;

(iv) that requires referrals of business or requires Company or any of its Affiliates to make available investment opportunities to any Person on a priority or exclusive basis in any material respect;

(v) that relates to the incurrence of indebtedness by Company or any of its Subsidiaries (other than deposit liabilities, trade payables, federal funds purchased, advances and loans from the Federal Home Loan Bank and securities sold under agreements to repurchase or other liabilities incurred in the ordinary course of business consistent with past practice) including any sale and leaseback transactions, capitalized leases and other similar financing transactions in a principal amount of $500,000 or more;

(vi) that grants any right of first refusal, right of first offer or similar right with respect to any assets, rights or properties of Company or any of its Subsidiaries;

(vii) that limits the payment of dividends by Company or any of its Subsidiaries;

(viii) that relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(ix) that relates to an acquisition, divestiture, merger or similar transaction and which contains covenants, indemnities or other obligations (including indemnification, “earn-out” or other contingent obligations) that are still in effect;

(x) that provides for payments to be made by Company or any of its Subsidiaries or any of their respective successors upon or as a result of the transactions contemplated by this Agreement (“Change of Control Payments”);

(xi) that provides for the guarantee or indemnification by Company or any of its Subsidiaries of any Person, except for Contracts entered into in the ordinary course of business providing for customary and immaterial indemnification in a principal amount of $500,000 or less;

(xii) that is a consulting agreement or data processing, software programming or licensing Contract involving the payment of more than $100,000 per annum;

(xiii) that grants to a Person any right in Company Owned Intellectual Property or grants to Company or any of its Subsidiaries a license to any Intellectual Property rights of another Person, in each case that involves the payment or more than $100,000 per annum;

(xiv) to which the Company, on one hand, and any Affiliate, officer, director or employee of Company or any of its Subsidiaries, on the other hand, is a party (exclusive of any ordinary course of business employment relationships or deposit or loan relationships set forth on Section 4.26(f) of the Company Disclosure Schedule);

(xv) that would prevent, materially delay or materially impede Company’s ability to consummate the Merger or the other transactions contemplated hereby;

(xvi) that contains a put, call or similar right pursuant to which Company or any of its Subsidiaries could be required to purchase or sell, as applicable, any equity interests of any Person or assets;

(xvii) that involves the payment, on a one-time basis or on an annual basis, of $100,000 or more and is not terminable by Company on sixty (60) days or less notice and without penalty (other than deposit liabilities, trade payables, federal funds purchased, and advances and loans from the Federal Home Loan Bank); or

(xviii) that is otherwise not entered into in the ordinary course of business and that is material to Company or any Subsidiary of Company or their financial condition or results of operations.

(b) Company has previously furnished to Parent true, correct and complete copies of each Material Contract. Each Material Contract is a valid and legally binding agreement of Company or one of its Subsidiaries, as applicable, and, to the Knowledge of Company, the counterparty or counterparties thereto, is enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception) and is in full force and effect. Company and each of its Subsidiaries have duly performed in all material respects all obligations required to be performed by them prior to the date hereof under each Material Contract. Neither Company nor any of its Subsidiaries, and, to the Knowledge of Company, any counterparty or counterparties, is in material breach of any Material Contract. No event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a material breach, violation or default on the part of Company or any of its Subsidiaries under any such Material Contract or provide any party thereto with the right to terminate such Material Contract.

(c) Section 4.16(c) of the Company Disclosure Schedule sets forth a true and complete list of all Material Contracts pursuant to which (i) consents or waivers are or may be required and (ii) notices are required to be given, in each case, prior to the performance by Company of this Agreement and the consummation of the Merger and the other transactions contemplated hereby.

4.17 Environmental Matters.

(a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are in compliance with any Law relating to: (i) the protection or restoration of the environment, health and safety as it relates to Hazardous Substance handling or exposure or the protection of natural resources; (ii) the handling, use, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance; or (iii) noise, odor, wetlands, indoor air, pollution, contamination or any injury to Persons or property from exposure to any Hazardous Substance (collectively, “Environmental Laws”).

(b) There are no proceedings, claims, or actions pending, or, to the Knowledge of Company, investigations of any kind, pending, or to the Knowledge of Company, threatened, by any Person, court, agency, or other Governmental Authority or any arbitral body, against Company or its Subsidiaries relating to any material liability under any Environmental Law. There are no agreements, orders, judgments or decrees by or with any court, regulatory agency or other Governmental Authority or settlements with any Person that impose any material liabilities or obligations on Company or its Subsidiaries under, relating to or in respect of any Environmental Law.

(c) To Company’s Knowledge, there have been, no releases of any Hazardous Substances at any real property (currently or formerly owned, operated, or leased by Company or any of its Subsidiaries) under circumstances which could reasonably be expected to result in any material liability of Company or its Subsidiaries under any Environmental Law.

(d) To Company’s Knowledge, there are no underground storage tanks on, in or under any of the Company Real Properties and no underground storage tanks have been closed or removed from any Company Real Properties except in compliance with Environmental Laws in all material respects.

(e) Neither Company nor any of its Subsidiaries during the past five years has received any written notice from any Person or Governmental Authority that Company or any of its Subsidiaries or the operation or condition of any real property ever owned (exclusive of any security interest) or operated by any of them (including any real estate owned) are currently in violation of or otherwise are alleged to have liability under any Environmental Laws or relating to Hazardous Substances, including, but not limited to, responsibility (or potential responsibility) for the cleanup or other remediation of any Hazardous Substances at, on, beneath or originating from any such property), pursuant to which a material liability is reasonably expected to be imposed upon the Company or any of its Subsidiaries.

(f) For purposes of this Agreement, “Hazardous Substance” shall include, but is not limited to, (i) any petroleum or petroleum products, natural gas, or natural gas products, radioactive materials, asbestos, mold, urea formaldehyde foam insulation, transformers or other equipment that contains dielectric fluid containing levels of polychlorinated biphenyls (PCBs), and radon gas; (ii) any chemicals, materials, waste or substances defined as or included in the definition of “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants,” “contaminants,” or “pollutants,” or words of similar import, under any Environmental Laws; and (iii) any other chemical, material, waste or substance which is in any way regulated as hazardous or toxic by any federal, state or local government authority, agency or instrumentality, including mixtures thereof with other materials, and including any regulated building materials, such as asbestos and lead.

4.18 Taxes.

(a) Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) have paid in full all Taxes that are required to be paid or made adequate provision in the financial statements of Company; (iii) have withheld from amounts owing to any employee, independent contractor, creditor or third party all amounts that Company or any of its Subsidiaries is obligated to have withheld and have timely paid such withheld amounts to the relevant Tax authority; and (iv) have disclosed and reserved for any uncertain Tax positions.

(b) To Company’s Knowledge, none of the Tax Returns of Company or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Company nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened.

(c) No deficiencies for any Taxes have been asserted or assessments made against Company or any of its Subsidiaries that have not been paid or resolved in full. No claim has been made in writing during the past five (5) years against Company or any of its Subsidiaries by any Tax authorities in a jurisdiction where Company or its Subsidiaries does not file Tax Returns that Company or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(d) Neither Company nor any of its Subsidiaries has granted any waiver, extension or comparable consent regarding the application of the statute of limitations with respect to Taxes or Tax Return that has not expired, nor has any request for any such waiver or consent been made with respect to any statute of limitations that has not since expired.

(e) Neither Company nor any of its Subsidiaries is, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) No Liens for Taxes exist with respect to any of the assets of Company or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

(g) Neither Company nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority.

(h) Neither Company nor any of its Subsidiaries (i) is or has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than an affiliated, combined, consolidated or unitary Tax group of which Company is or was the common parent, (ii) has any liability for Taxes of any Person (other than Company or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise, (iii) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any Person (other than Company or any of its Subsidiaries) with respect to Taxes, (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(i) None of Company, any of its Subsidiaries, or any Person acting on their behalf has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustments pursuant to Section 481(a) of the Code (or any similar provisions of state, local or foreign Law) after the Closing Date, nor will Company or any of its Subsidiaries (or their successor by merger) be required to take into account income after the Effective Time any items economically realized prior to the Effective Time.

(j) Company and each of its Subsidiaries have complied in all material respects with all requirements to report information for Tax purposes to any individual or Tax authority, and have collected and maintained all material certifications and documentation in valid and complete form with respect to any such reporting obligation, including, without limitation, valid IRS Forms W-8 and W-9.

(k) Neither Company nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(l) Company has made available to Parent true, correct and complete copies of the United States federal income Tax Returns filed by Company and its Subsidiaries for each of the five fiscal years ended December 31, 2020, 2021, 2022, 2023 and 2024, and will make available, if filed before the Closing Date, such Tax Returns to be filed for the fiscal year ended December 31, 2025.

(m) None of Company or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Merger is a part.

4.19 Reorganization. To Company’s Knowledge, none of Company or any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

4.20 Intellectual Property; IT Systems; Privacy.

(a) Section 4.20 of the Company Disclosure Schedule sets forth an accurate and complete list all (i) Intellectual Property Registrations, (ii) other Company Owned Intellectual Property that are not registered but that are material to Company’s business and operations (excepting Trade Secrets) and (iii) Company Licensed Intellectual Property (excepting Off-The-Shelf Licenses). Each of Company and its Subsidiaries (i) solely owns (beneficially, and of record where applicable), free and clear of all Liens, other than Permitted Encumbrances and non-exclusive licenses entered into in the ordinary course of business, all right, title and interest in and to its respective Company Owned Intellectual Property, and (ii) to the Knowledge of Company, has valid and sufficient rights and licenses to all of Company Licensed Intellectual Property. With respect to each item of Company Licensed Intellectual Property, to Company’s Knowledge, the license, sublicense or Contract covering such item is legal, valid, binding, enforceable and in full force and effect, and neither Company nor any of its Subsidiaries is in default under or violation of any such license, sublicense or Contract, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(b) To the Knowledge of Company, and except as would not be material to the Company and its Subsidiaries, taken as a whole, the operation of Company and each of its Subsidiary’s respective businesses as presently conducted does not infringe, misappropriate or otherwise violate the Intellectual Property rights of any third Person, and no Person has asserted in writing that Company or any of its Subsidiaries has infringed, misappropriated or otherwise violated any third Person’s Intellectual Property rights. To the Knowledge of Company, and except as would not be material to the Company and its Subsidiaries, taken as a whole, no third Person has infringed, misappropriated or otherwise violated any of Company’s or any of its Subsidiary’s rights in Company Owned Intellectual Property.

(c) Company and each of its Subsidiaries has taken commercially reasonable measures to protect (i) their rights in their respective Company Owned Intellectual Property and (ii) the confidentiality of all Trade Secrets that are owned, used or held by Company or any of its Subsidiaries, and to the Knowledge of Company, such Trade Secrets have not been used, disclosed to or discovered by any Person except pursuant to appropriate non-disclosure agreements which have not been breached, except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

(d) Except as would not be material to the Company and its Subsidiaries, taken as a whole, (i) all information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Company’s and its Subsidiaries’ business (collectively, “Company IT Systems”) have been properly maintained, stored, operated and processed by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry (including strong passwords), to ensure proper operation, monitoring and use; (ii) the Company IT Systems are in compliance with regulatory standards and guidelines as required by applicable Law; (iii) Company and each of its Subsidiaries has commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard Company IT Systems; and (iv) the Company IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct consolidated business.

(e) Since January 1, 2023, neither Company nor any of its Subsidiaries has experienced or notified any Governmental Authority or other Person of any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, cyber or security breach, ransomware event or other failure or deficiency of the Company IT Systems; and (ii) Company and each of its Subsidiaries has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses. To the Knowledge of the Company, since January 1, 2023, there has been no material unauthorized use, access, interruption, modification or corruption of any of the Company IT Systems (or any information or transactions stored or contained therein or transmitted thereby).

(f) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, the Company and each of its Subsidiaries (i) have established and implemented written policies and organizational, physical, administrative and technical measures that are reasonable and consistent with all applicable Privacy and Security Requirements, and (ii) have at all times since January 1, 2023 complied in all respects with all applicable Privacy and Security Requirements.

(g) Since January 1, 2023, neither the Company nor any of its Subsidiaries has received any written notice (including any enforcement notice), letter or complaint alleging, or providing notice of any investigation concerning, any material noncompliance with any Privacy and Security Requirements.

4.21 Properties.

(a) Company or one of its Subsidiaries (i) has good and insurable title to all real property owned by Company or one of its Subsidiaries including, but not limited to, any automated teller machines (the “Company Owned Properties”), free and clear of all Liens of any nature whatsoever, except (A) statutory Liens securing payments not yet due, (B) Liens for real property Taxes not yet due and payable, (C) easements, rights of way, and other similar encumbrances that do not adversely affect the value or affect the use of the properties or assets subject thereto or affected thereby or otherwise impair business operations at such properties as bank facilities, and (D) such imperfections or irregularities of title or Liens as do not materially affect the use of the properties or assets subject thereto or affected thereby or otherwise materially impair business operations at such properties (collectively, “Permitted Encumbrances”), and (ii) is the lessee of all leasehold leased by Company or one of its Subsidiaries (the “Company Leased Properties” and, collectively with the Company Owned Properties, the “Company Real Properties”), free and clear of all Liens of any nature whatsoever, except for Permitted Encumbrances, and is in possession of the properties purported to be leased thereunder, and each such lease is valid without default thereunder by Company or, to the Knowledge of Company, the lessor, in each case except as would not be material to the Company and its Subsidiaries, taken as a whole. None of Company or any of its Subsidiaries is in the process of acquiring title to, except pursuant to foreclosures which are pending in the ordinary course of business consistent with past practice, any real property or premises on the date hereof in whole or in part. Section 4.21 of the Company Disclosure Schedule contains a complete and correct list of all Company Owned Properties as of the date of this Agreement. Section 4.21 of the Company Disclosure Schedule contains a complete and correct list as of the date of this Agreement of all Company Leased Properties and together with a list of all applicable leases and the name of the lessor (each, a “Lease”).

(b) All buildings, structures, improvements and fixtures on each of the Company Real Properties and the equipment located thereon are adequate for the conduct of the business of Company and its Subsidiaries as presently conducted, ordinary wear and tear excepted, in all material respects. All tangible properties of Company or any of its Subsidiaries that are material to the business, financial condition, results of operations of Company and its Subsidiaries are in a good state of maintenance and repair, except for ordinary wear and tear, and are adequate for the conduct of the business of Company and its Subsidiaries as presently conducted in all material respects.

(c) Each of the leases for the Company Leased Properties is valid and existing and in full force and effect, and no party thereto is in material default and no notice of a claim of material default by any party has been delivered to Company or any of its Subsidiaries, or is now pending, and there does not exist any event that with notice or the passing of time, or both, would constitute a material default or excuse performance by any party thereto, provided that with respect to matters relating to any party other than Company or one of its Subsidiaries, the foregoing representation is based on the Knowledge of Company.

(d) (i) As to Company and its Subsidiaries, none of the Company Real Properties has been condemned or otherwise taken by any Governmental Authority and, to the Knowledge of Company, no condemnation or taking is threatened or contemplated and none thereof is subject to any claim, Contract or Law which might adversely affect its use or value for the purposes now made of it and (ii) none of the premises or properties of Company or any of its Subsidiaries is subject to any current interests of third parties or other restrictions or limitations that would materially impair or be materially inconsistent with the current use of such property by Company or such Subsidiary.

(e) Since January 1, 2025, neither Company nor any of its Subsidiaries has applied for or received permission to open any additional branch or operate at any other location.

4.22 Insurance. Section 4.22 of the Company Disclosure Schedule lists all insurance policies and bonds maintained by Company. Except as set forth on Section 4.22 of the Company Disclosure Schedule, (a) the Company and each of its Subsidiaries is, and at all times within five (5) years hereof each has been, insured with insurers and has insurance coverage adequate to insure against all risks normally insured against by companies reasonably consistent with industry practice, (b) neither Company nor any of its Subsidiaries is in default under any policy of insurance or bond such that it could be cancelled, and all such insurance policies and bonds maintained by Company or any of its Subsidiaries are in full force and effect and, except for expirations in the ordinary course of business, will remain so through and after the Closing, and (c) the Company and each of its Subsidiaries has filed claims with, or given notice of claims to, its insurers with respect to all matters and occurrences for which it believes it has coverage. Company has furnished Parent with true and complete copies of all insurance policies and bonds identified on Section 4.22 of the Company Disclosure Schedule, including all amendments and supplements thereto.

4.23 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Company and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Company or its Subsidiaries or accountants (including all means of access thereto and therefrom). Company and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Company, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Company are being made only in accordance with authorizations of management and directors of Company, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Company’s assets that could have a material effect on their respective financial statements. Company has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Company and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) Company’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the period ended December 31, 2024, and such assessment concluded that such controls were effective. Company has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Company Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. The Company has made available to Parent (i) a summary of any such disclosure made by management to the Company’s auditors and audit committee since December 31, 2024 and (ii) any communication since December 31, 2024 made by management or the Company’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c) Since January 1, 2023, except as Previously Disclosed, (A) neither Company nor any of its Subsidiaries nor, to the Knowledge of Company, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Company or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) to Company’s Knowledge, no attorney representing Company or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Company Board or any committee thereof or to any of its directors or officers. The Company has made available to Parent a list of all complaints or concerns made since January 1, 2023 through the date of this Agreement through the Company’s whistleblower hotline or equivalent system for receipt of Company employee concerns, as applicable regarding possible violations of Law.

4.24 Derivatives. Except as Previously Disclosed, neither Company nor any of its Subsidiaries is a party to nor has any of such entities agreed to enter into, any exchange-traded or over-the-counter equity, interest rate, foreign exchange or other swap, forward, future, option, cap, floor or collar or any other Contract (whether or not included on the balance sheet) that is a derivative Contract or a Contract whose effect or intent is similar to a derivative Contract (including various combinations thereof) or owns securities that are referred to generically as “structured notes,” “high risk mortgage derivatives,” “capped floating rate notes,” or “capped floating rate mortgage derivatives” (each, a “Derivative Transaction”). All Derivative Transactions, whether entered into for the account of Company or any of its Subsidiaries or for the account of a customer of Company, were entered into in the ordinary course of business and in accordance with prudent banking practice and applicable Laws and other policies, practices, and procedures employed by the Company or any of its Subsidiaries is, as applicable and with counterparties believed to be financially responsible at the time, and are legal, valid and binding obligations of Company or any of its Subsidiaries, as applicable, enforceable against it in accordance with their terms except as such enforcement may be limited by the Bankruptcy and Equity Exception. Company and each of its Subsidiaries has duly performed in all material respects all of its material obligations thereunder to the extent required, and, to its Knowledge, there are no breaches, violations or defaults or allegations or assertions of such by any party thereunder. The financial position of Company on a consolidated basis under or with respect to each such Derivative Transaction has been reflected in all material respects in the books and records of Company in accordance with GAAP.

4.25 Deposits.

(a) (i) Except as would not be material to the Company and its Subsidiaries, taken as a whole, the deposits held by Heritage Bank have been solicited, originated and administered in accordance with the terms of the respective governing documents and all applicable Laws; (ii) the deposits held by Heritage Bank at the Effective Time of the Bank Merger will be assigned to Citizens by operation of the Bank Merger without the requirement to obtain any consent from depositors or any other third parties other than any Governmental Authority whose approval is required for the Merger as set forth in this Agreement; and (iii) to Company’s Knowledge, there are no deposits held by Heritage Bank that are subject to any judgment, decree or order of any Governmental Authority, other than customary garnishments, levies and orders affecting depositors generally.

(b) The interest and any other credits and amounts have been accrued on the deposits of Heritage Bank in accordance with GAAP and applicable Law (including regulatory accounting principles) in all material respects and Heritage Bank’s records accurately reflect in all material respects such accrual of interest, credits or other amounts in the ordinary and regular course of its business relating to such deposits. Except for any deposits securing a Loan or as otherwise disclosed in the Company Disclosure Schedule, to Company’s Knowledge, no deposits held by Heritage Bank have been pledged to any other Person or are subject to any claims that are superior to the rights of Person(s) shown on the records of Heritage Bank as the owner(s) of such deposits, other than claims against such owners such as state and federal Tax liens, garnishments, and other judgment claims that have matured or may mature into claims against the respective deposits and except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect.

4.26 Loan Matters.

(a) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, letters of credit, guarantees and interest-bearing assets, interests in loan participations and assignments, customer liabilities on bankers acceptance and all other binding commitments and obligations to extend credit) in which Company or any Subsidiary of Company is a creditor (collectively, “Loans”) currently outstanding (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (B) to the extent secured, is secured by a valid, perfected and enforceable Lien on the secured property having the priority described in Company’s records and the applicable security agreement and; (C) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the realization against any collateral therefore, none of which has been waived by Company; and (D) to the Knowledge of Company, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). Except as would not be material to the Company and its Subsidiaries, taken as a whole, the notes or other credit or security documents with respect to each such outstanding Loan were in compliance with all applicable Laws at the time of origination or purchase by Company or its Subsidiaries.

(b) Except as would not be material to the Company and its Subsidiaries, taken as a whole, each outstanding Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in material accordance with the relevant notes or other credit or security documents and Company’s written underwriting standards, in each case in compliance with all applicable requirements of applicable Law and government programs. Each outstanding Loan is held by Company for investment and not for sale.

(c) None of the agreements pursuant to which Company or any of its Subsidiaries has sold or is servicing (i) Loans or pools of Loans or (ii) participations in Loans or pools of Loans, in each case, contains any obligation to repurchase such Loans or interests therein or to pursue any other form of recourse against Company or any of its Subsidiaries, other than any obligations of, or recourse against, Company or any of its Subsidiaries that arise, by the express terms of any such agreement, upon a breach or default by Company or any of its Subsidiaries of such agreement.

(d) Section 4.26(d) of the Company Disclosure Schedule sets forth a list of each Loan that as of September 30, 2025, (i) (A) was contractually past due 90 days or more in the payment of principal and/or interest, (B) was on non-accrual status, (C) was classified as “substandard,” “doubtful,” “loss,” “classified,” “criticized,” “credit risk assets,” “concerned loans,” “watch list,” “impaired” or “special mention” (or words of similar import) by Company, any of its Subsidiaries or any Governmental Authority (D) a specific reserve allocation existed in connection therewith or (E) was required to be accounted for as a troubled debt restructuring in accordance with ASC 310-40, and (ii) each asset of Company or any of its Subsidiaries that as of September 30, 2025 was classified as “other real estate owned,” “other repossessed assets” or as an asset to satisfy Loans, and the book value thereof as of such date. For each Loan identified in accordance with the immediately preceding sentence, Section 4.26(d) of the Company Disclosure Schedule sets forth the outstanding balance, including accrued and unpaid interest, on each such Loan as of September 30, 2025.

(e) The allowance for loan losses reflected in reports by Company to each Governmental Authority has been and will be established in compliance with the requirements of all regulatory criteria, and the allowance for loan losses shown in the Company financial statements has been and will be established and maintained in accordance with GAAP and applicable Law and in a manner consistent with Company’s internal policies. The allowance for loan losses reflected in such reports and the allowance for loan losses shown in the Company financial statements, in the opinion of management, was or will be adequate as of the dates thereof.

(f) Section 4.26(f) of the Company Disclosure Schedule sets forth a list of all Loans as of the date of this Agreement by Company or any of its Subsidiaries to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Board of Governors of the Federal Reserve (12 C.F.R. Part 215)) of Company or any of its Subsidiaries. There are no employee, executive officer, director or other Affiliate Loans on which the borrower is paying a rate other than that reflected in the note or other relevant credit or security agreement or on which the borrower is paying a rate which was not in compliance with Regulation O, and all such Loans are and were originated in compliance with all applicable Laws.

(g) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, neither Company nor any of its Subsidiaries is now nor has it ever been since January 1, 2023 subject to any fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or agency relating to the origination, sale or servicing of mortgage or consumer Loans or Loans guaranteed by any governmental agency.

(h) Except as would not be material to the Company and its Subsidiaries, taken as a whole, since January 1, 2023, each of Company and each of its Subsidiaries has complied with all documentation in connection with the origination, processing, underwriting and credit approval of any residential mortgage loan originated by Company or any of its Subsidiaries and satisfied in all material respects: (i) all applicable Laws with respect to the origination, insuring, purchase, sale, pooling, servicing, subservicing, loan modification, loss mitigation or filing of claims in connection with such mortgage loans, including, to the extent applicable, all Laws relating to real estate settlement procedures, consumer credit protection, truth in lending Laws, usury limitations, fair housing, transfers of servicing, collection practices, equal credit opportunity and adjustable rate mortgages, in each case applicable as of the time of such origination, processing, underwriting or credit approval; (ii) the responsibilities and obligations relating to such mortgage loans set forth in any Contract between Company or any of its Subsidiaries and any agency, loan investor or insurer; (iii) the applicable rules, regulations, guidelines, procedures, handbooks and other requirements of any agency, loan investor or insurer, in each case applicable as of the time of such origination, processing, underwriting or credit approval; and (iv) the terms and provisions of any mortgage or other collateral documents and other loan documents with respect to each such mortgage loan; in each case applicable as of the time of such origination, processing, underwriting or credit approval.

(i) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, no loan investor has indicated in writing to Company or any of its Subsidiaries that it has terminated or intends to terminate its relationship with Company or any of its Subsidiaries for poor performance, poor loan quality or concern with respect to Company’s or any of its Subsidiaries’ compliance with Laws.

(j) Except as would not reasonably be expected to have, either individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2023, Company and its Subsidiaries have not engaged in, and, to the Knowledge of Company, no third-party vendors (including outside law firms and other third-party foreclosure services providers) used by Company or by any of its Subsidiaries has engaged in, directly or indirectly, (i) any foreclosures in violation of any applicable Law, including but not limited to the Servicemembers Civil Relief Act, or in breach of any binding Regulatory Agreement or (ii) the conduct referred to as “robo-signing” or any other similar conduct of approving or notarizing documents relating to mortgage loans that do not comply with any applicable Law.

(k) Neither Company nor any of its Subsidiaries has foreclosed upon, managed or taken a deed or title to, any real estate (other than single-family residential properties) without complying in all material respects with all applicable FDIC environmental due diligence standards (including FDIC Bulletin FIL-14-93, and update FIL-98-2006) or foreclosed upon, managed or taken a deed or title to, any such real estate if the environmental assessment indicates the liabilities under Environmental Laws are likely in excess of the asset’s value.

4.27 Investment Securities. Each of Company and its Subsidiaries has good title to all Investment Securities that are material to the Company on a consolidated basis (except those sold under repurchase agreements or held in any fiduciary or agency capacity), free and clear of any Lien, except (a) as set forth in the financial statements included in the Company financial statements or (b) to the extent such securities or commodities are pledged in the ordinary course of business consistent with past practice to secure obligations of Company or its Subsidiaries. All Investment Securities are valued on the books of Company in accordance with GAAP in all material respects. Each of the Company and its Subsidiaries employ investment, securities, risk management and other policies, practices and procedures that it believes are reasonable in the context of their respective businesses, and Company and its Subsidiaries have, since January 1, 2023, been in compliance with such policies, practices and procedures in all material respects. Except for restrictions that exist for securities that are classified as “held to maturity”, none of the Investment Securities held by Company or any of its Subsidiaries is subject to any restriction (contractual or statutory) that would materially impair the ability of the entity holding such investment freely to dispose of such investment at any time.

4.28 Related Party Transactions. Except as Previously Disclosed, for ordinary course bank deposit and except for compensation arrangements of the type available to directors and employees of Company or its Subsidiaries generally, there are no current transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Company or any of its Subsidiaries, on the one hand, and any current or former director or officer of Company or any of its Subsidiaries or any Person who beneficially owns (which, for purposes of this Agreement, shall be as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of Company Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of Company) on the other hand, of the type required to be reported in any Company Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

4.29 Operating Losses. Except as Previously Disclosed or as accounted for in the Company financial statements included in the Company SEC Reports, to the Knowledge of Company, since January 1, 2025, no event has occurred, and no action has been taken or omitted to be taken by any employee of Company or any of its Subsidiaries that has resulted in the incurrence by Company or any of its Subsidiaries of an Operating Loss or that would reasonably be expected to result in the incurrence by Company or any of its Subsidiaries of an Operating Loss after the date hereof, which, net of any insurance proceeds payable in respect thereof, exceeds, or would exceed $50,000 individually or when aggregated with all other Operating Losses, $100,000 during such period.

4.30 Employee and Labor Matters.

(a) Section 4.30(a) of the Company Disclosure Schedule contains a complete and correct list, as of the date of this Agreement, of the name of each employee, job location, title, current annual base salary, other compensation and wage and hour exemption status of Company and its Subsidiaries and a list of all Contracts or commitments by Company or any of its Subsidiaries to increase the compensation or to modify the conditions or terms of employment. All persons who have been treated as independent contractors by Company or any of its Subsidiaries for tax purposes have met the criteria to be so treated under applicable Law. No executive or group of employees has informed Company or any of its Subsidiaries of his, her or their intent to terminate employment with Company or its Subsidiaries. Company has previously furnished to Parent true and complete copies of all offer letters, employment agreements, or any other Contract, commitment, obligation or liability on the part of Company with respect to employee salary, bonus, other compensation or benefits, including any retention or stay bonus or minimum bonus guaranties.

(b) Neither Company nor any of its Subsidiaries is, nor at any time since January 1, 2023 was, a party to or bound by any labor or collective bargaining agreement and to the Knowledge of Company, there are no organizational campaigns, petitions or other activities or proceedings of any labor union, workers’ council or labor organization seeking recognition of a collective bargaining unit with respect to, or otherwise attempting to represent, any of the employees of Company or any of its Subsidiaries or compel Company or any of its Subsidiaries to bargain with any such labor union, workers’ council or labor organization. There are no labor related controversies, strikes, slowdowns, walkouts or other work stoppages pending or, to the Knowledge of Company, threatened (in writing) and neither Company nor any of its Subsidiaries has experienced any such labor related controversy, strike, slowdown, walkout or other work stoppage since January 1, 2023.

(c) Neither Company nor any of its Subsidiaries is a party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to employees or employment practices. Each of Company and its Subsidiaries is in compliance, and since January 1, 2023, has been in compliance, in all material respects with all applicable Laws relating to labor, employment, termination of employment or similar matters, including but not limited to Laws relating to discrimination, disability, classification of workers, labor relations, hours of work, payment of wages and overtime wages, pay equity, immigration, workers compensation, working conditions, employee scheduling, occupational safety and health, family and medical leave, and employee terminations, and has not engaged in any unfair labor practices or similar prohibited practices. Neither the Company nor any of its Subsidiaries has incurred any material liability or obligation under the Worker Adjustment and Retraining Notification Act of 1988, as amended, and the regulations promulgated thereunder or any similar state or local Law that remains unsatisfied.

(d) Except as Previously Disclosed in Section 4.30(d) of the Company Disclosure Schedule, there are no complaints, lawsuits, arbitrations, administrative proceedings, or other proceedings of any nature pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries brought by or on behalf of any applicant for employment, any current or former employee, any Person alleging to be a current or former employee, any class of the foregoing, or any Governmental Authority, relating to any such Law, or alleging breach of any express or implied contract of employment, wrongful termination of employment, or alleging any other discriminatory, wrongful or tortious conduct in connection with the employment relationship.

(e) No executive officer or group of employees has informed Company or any of its Subsidiaries of his, her or their intent to terminate employment.

(f) No Person has claimed in writing, or to Company’s Knowledge has valid reason to claim, that any employee or former employee of Company or any of its Subsidiaries (i) is in violation of any material term of any employment agreement, confidentiality agreement, non-competition agreement or any restrictive covenant with such Person; (ii) has improperly disclosed or utilized any trade secret, confidential or proprietary information or documentation belonging to such Person in connection with their employment; or (iii) has interfered in the employment relationship with such Person and any of its present or former employees in violation of any Law or enforceable agreement between such Person and the applicable employee.

(g) Company has made available to Parent prior to the date of this Agreement a copy of all material written policies and procedures related to the employees of Company and its Subsidiaries and a written description of all material unwritten policies and procedures related to the employees of Company and its Subsidiaries.

(h) To Company’s Knowledge, all employees of Company or any of its Subsidiaries are authorized to work in the United States of America. A Form I-9 has been properly completed and retained with regard to each such employee.

4.31 Trust Matters. Neither Company nor any of its Subsidiaries exercises trust powers, including, but not limited to, trust administration, and neither it nor any predecessor has exercised such trust powers for a period of at least three (3) years prior to the date hereof. The term “trusts” as used in this Section 4.31 includes (i) any and all common-law or other trusts between an individual, corporation or other entities and Company or any of its Subsidiaries or a predecessor, as trustee or co-trustee, including, without limitation, pension or other qualified or nonqualified employee benefit plans, compensation, testamentary, inter vivos, and charitable trust indentures; (ii) any and all decedents’ estates where Company, or any of its Subsidiaries or a predecessor is serving or has served as a co-executor or sole executor, personal representative or administrator, administrator de bonis non, administrator de bonis non with will annexed, or in any similar fiduciary capacity; (iii) any and all guardianships, conservatorships or similar positions where Company, or any of its Subsidiaries or a predecessor is serving or has served as a co-grantor or a sole grantor or a conservator or co-conservator of the estate, or in any similar fiduciary capacity; and (iv) any and all agency and/or custodial accounts and/or similar arrangements, including plan administrator for employee benefit accounts, under which Company, or any of its Subsidiaries or a predecessor is serving or has served as an agent or custodian for the owner or other party establishing the account with or without investment authority.

4.32 Representations and Warranties. Except for the representations and warranties in this Article 4, neither Company nor any other Person makes any express or implied representation or warranty with respect to Company and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Company hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Company in this Article 4, neither Company nor any Person makes or has made any representation to Parent or any of Parent’s Affiliates or representatives with respect to any oral or written information presented to Parent or any of Parent’s Affiliates or representatives in the course of their due diligence investigation of Company (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby. Company acknowledges and agrees that neither Parent nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 5.

ARTICLE 5

REPRESENTATIONS AND WARRANTIES OF PARENT

Except as Previously Disclosed, Parent hereby represents and warrants to Company as follows:

5.01 Corporate Organization.

(a) Parent is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of California. Citizens is a federally-chartered national bank duly organized and validly existing under the laws of the United States. Each of Parent and Citizens has the requisite corporate power and authority to own or lease all of its properties and assets and to carry on its business as it is now being conducted. Each of Parent and Citizens is duly licensed or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so qualified would not reasonably be expected, individually or in the aggregate a Parent Material Adverse Effect. Parent is duly registered as a bank holding company under the BHC Act.

(b) True, complete and correct copies of the Parent Articles and the Parent Bylaws, as in effect as of the date of this Agreement, have previously been publicly filed by Parent and made available to Company. True, complete and correct copies of the Citizens Articles and the Citizens Bylaws, as in effect as of the date of this Agreement, have been made available to Company. The Parent Articles and Parent Bylaws and the Citizens Articles and Citizens Bylaws made available to Company are in full force and effect.

(c) The deposit accounts of Citizens are insured by the FDIC through the Deposit Insurance Fund to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or, to the Knowledge of Parent, threatened.

5.02 Capitalization.

(a) The authorized capital stock of Parent consists of (i) 225,000,000 shares of Parent Common Stock and (ii) 20,000,000 of Parent Preferred Stock. As of December 12, 2025 (the “Parent Capitalization Date”), 135,551,599 shares of Parent Common Stock were issued and outstanding, and no shares of Parent Preferred Stock were issued and outstanding. As of the Parent Capitalization Date, 409,200 shares of Parent Common Stock were authorized for issuance upon exercise of options issued, 728,915 shares of Parent Common Stock were subject to unvested restricted stock awards, 157,623 shares of Parent Common Stock were subject to outstanding Parent restricted stock units, and 224,318 shares of Parent Common Stock were reserved for issuance for outstanding performance restricted stock units (assuming target levels of performance), in each case issued pursuant to Parent’s equity incentive plans. All of the issued and outstanding shares of Parent Common Stock have been duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof. As of the date of this Agreement, no Voting Debt of Parent is issued or outstanding. Except pursuant to this Agreement and the options, unvested restricted stock awards, unvested restricted stock units and outstanding performance restricted stock units described in this Section 5.02(a), Parent does not have and is not bound by any outstanding subscriptions, options, warrants, calls, rights, commitments or agreements of any character calling for the purchase or issuance of any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or any other equity securities of Parent or any securities representing the right to purchase or otherwise receive any shares of Parent Common Stock, Parent Preferred Stock, Voting Debt of Parent or other equity securities of Parent. Except as contemplated by this Agreement, there are no contractual obligations of Parent or any of its Subsidiaries (outside of any trading plan adopted by Parent pursuant to Rule 10b5-1 of the Exchange Act) (i) to repurchase, redeem or otherwise acquire any shares of capital stock of Parent or any equity security of Parent or its Subsidiaries or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Parent or its Subsidiaries or (ii) pursuant to which Parent or any of its Subsidiaries is or could be required to register shares of Parent capital stock or other securities under the Securities Act. There are no voting trusts or other agreements or understandings to which Parent, any Subsidiary of Parent or, to the Knowledge of Parent, any of their respective officers or directors, is a party with respect to the voting of any Parent Common Stock, Parent Preferred Stock, Voting Debt or other equity securities of Parent. The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized and validly issued and, at the Effective Time, all such shares will be fully paid, nonassessable and free of preemptive rights, with no personal liability attaching to the ownership thereof.

(b) All of the issued and outstanding shares of capital stock or other equity ownership interests of Citizens are owned by Parent, directly or indirectly, free and clear of any material Liens, and all of such shares or equity ownership interests are duly authorized and validly issued and are fully paid, nonassessable and free of preemptive rights. Citizens does not have or is not bound by any outstanding subscriptions, options, warrants, calls, commitments or agreements of any character calling for the purchase or issuance of any shares of capital stock or any other equity security of Citizens or any securities representing the right to purchase or otherwise receive any shares of capital stock or any other equity security of Citizens.

5.03 Authority; No Violation.

(a) Parent has full corporate power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the Mergers or the other transactions contemplated hereby have been duly, validly and unanimously approved and this Agreement duly adopted by Parent Board, and Parent Board has determined that the Merger, on the terms and conditions set forth in this Agreement, is advisable and in the best interests of Parent and its shareholders. This Agreement has been duly and validly executed and delivered by Parent and (assuming due authorization, execution and delivery by Company) constitutes the valid and binding obligation of Parent, enforceable against Parent in accordance with its terms (subject to the Bankruptcy and Equity Exception).

(b) Neither the execution and delivery of this Agreement, nor the consummation by Parent, as applicable, of the Merger or the other transactions contemplated hereby, nor compliance by them with any of the terms or provisions of this Agreement, will (i) violate any provision of the Parent Articles, Parent Bylaws or similar documents of Parent’s Subsidiaries (including Citizens), or (ii) assuming that the consents, approvals and filings referred to in Section 5.04 are duly obtained and/or made, (A) violate in any material respects any Law applicable to Parent, any of its Subsidiaries or any of their respective properties or assets or (B) violate or conflict with in any material respect, result in a material breach of any provision of or the loss of any material benefit under, constitute a material default (or an event that, with notice or lapse of time, or both, would constitute a material default) under, result in the termination of or a right of termination or cancellation under, accelerate the performance required by, or result in the creation of any Lien upon any of the respective properties or assets of Parent or any of its Subsidiaries under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, deed of trust, license, lease, franchise, permit, agreement, or other instrument or obligation to which Parent or any of its Subsidiaries is a party or by which any of them or any of their respective properties or assets is bound, except with respect to clause (ii)(B) for any such violations conflict, breach, default, termination, cancellation, acceleration, or creation as would not reasonably be expected, individually or in the aggregate, to have a Parent Material Adverse Effect.

5.04 Consents and Approvals. Except for (a) any applicable filing with Nasdaq, (b) the filing with the SEC of the Prospectus/Joint Proxy Statement in definitive form (including any amendments or supplements thereto) relating to the Company Special Meeting and the Parent Special Meeting, each contemplated by this Agreement and of the Form S-4 in which the Joint Proxy Statement/Prospectus will be included, and declaration of effectiveness of the Form S-4, (c) the filing of a notice, waiver and/or an application with the Federal Reserve pursuant to the BHC Act or regulations promulgated by the Federal Reserve thereunder, (d) the filing of a bank merger application with the OCC pursuant to the BMA, and Section 12 C.F.R. §5.33 of the OCC’s rules and regulations and approval of or non-objection to such applications, filings, certificates and notices, (e) any required filings or notices with the CDFPI pursuant to the CFC, (f) the filing of the Agreement of Merger with the California Secretary in connection with the Merger, (g) the filing of the Bank Merger Agreement with the OCC and (h) such filings and approvals as are required to be made or obtained under the securities or “blue sky” Laws of various states in connection with the Parent Share Issuance, no consents or approvals of, or filings or registrations with, any Governmental Authority, are necessary in connection with the consummation of the Mergers and the other transactions contemplated by this Agreement.

5.05 Reports.

(a) Parent and each of its Subsidiaries have timely filed all reports, registrations, statements and certifications (including all Call Reports), together with any amendments required to be made with respect thereto (collectively, “Parent Filings”) that they were required to file since January 1, 2023 with the Regulatory Agencies and with each other applicable Governmental Authority, and all other reports and statements required to be filed by them since January 1, 2023, including any report or statement required to be filed pursuant to the Laws, rules or regulations of the United States, any state, any foreign entity, or any Regulatory Agency or other Governmental Authority, have paid all fees and assessments due and payable in connection therewith, except where the failure to pay such fees and assessments, either individually or in the aggregate, would not reasonably be expected to have a Parent Material Adverse Effect. As of their respective dates, each such Parent Filing was complete and accurate and complied with all applicable Laws in each case, in all material respects. Subject to Section 9.13 and except for normal examinations conducted by a Regulatory Agency in the ordinary course of business of the Parent and Parent’s Subsidiaries, (i) no Regulatory Agency has initiated or has pending any proceeding or, to the Knowledge of Parent, investigation into the business or operations of Parent or any of the Parent Subsidiaries since January 1, 2023, (ii) there is no unresolved violation, criticism, or exception by any Regulatory Agency with respect to any report or statement relating to any examinations or inspections of the Parent or any of the Parent’s Subsidiaries, and (iii) there has been no formal or informal inquiries by, or disagreements or disputes with, any Regulatory Agency with respect to the business, operations, policies or procedures of Parent or any of the Parent Subsidiaries since January 1, 2023, in each case of clauses (i) through (iii), which would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

(b) An accurate and complete copy of each final registration statement, prospectus, report, schedule and definitive proxy statement filed with or furnished to the SEC by Parent or any of its Subsidiaries pursuant to the Securities Act or the Exchange Act, since January 1, 2023 (“Parent SEC Reports”) is publicly available. No such Parent SEC Report, at the time filed or furnished (and, in the case of registration statements and proxy statements, on the dates of effectiveness and the dates of the relevant meetings, respectively), contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances in which they were made, not misleading, except that information filed or furnished as of a later date (but before the date of this Agreement) shall be deemed to modify information as of an earlier date. As of their respective dates, all Parent SEC Reports complied in all material respects as to form with the published rules and regulations of the SEC with respect thereto. As of the date of this Agreement, no executive officer of Parent has failed in any respect to make the certifications required of him or her under Section 302 or Section 906 of the Sarbanes-Oxley Act.

(c) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of Nasdaq.

5.06 Financial Statements.

(a) The financial statements of Parent and its Subsidiaries included (or incorporated by reference) in the Parent SEC Reports (including the related notes, where applicable) (i) have been prepared from, and are in accordance with, the books and records of Parent and its Subsidiaries; (ii) fairly present in all material respects the consolidated results of operations, cash flows, changes in shareholders’ equity and consolidated financial position of Parent and its Subsidiaries for the respective fiscal periods or as of the respective dates therein set forth (subject in the case of unaudited statements to recurring year-end audit adjustments normal in nature and amount); (iii) complied as to form, as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and with the published rules and regulations of the SEC with respect thereto; and (iv) have been prepared in accordance with GAAP consistently applied during the periods involved, except, in each case, as indicated in such statements or in the notes thereto. The books and records of Parent and its Subsidiaries have been maintained in all material respects in accordance with GAAP and any other applicable legal and accounting requirements and reflect only actual transactions. As of the date hereof, KPMG LLP has not resigned (or informed Parent that indicated it intends to resign) or been dismissed as independent public accountants of Parent as a result of or in connection with any disagreements with Parent on a matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

(b) Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries has incurred any liability or obligation of any nature whatsoever (whether absolute, accrued, contingent, determined, determinable or otherwise and whether due or to become due), except for (i) those liabilities that are reflected or reserved against on the consolidated balance sheet of the Company included in the Company’s Quarterly Report on Form 10-Q for the period ended September 30, 2025 (including any notes thereto), (ii) liabilities incurred in the ordinary course of business consistent with past practice since September 30, 2025, or (iii) in connection with this Agreement and the transactions contemplated hereby.

5.07 Broker’s Fees. Neither Parent nor any of its Subsidiaries nor, to Parent’s Knowledge, any of their respective officers or directors have employed any broker, finder or financial advisor or incurred any liability for any broker’s fees, commissions or finder’s fees in connection with the Merger or any other transactions contemplated by this Agreement, other than to J.P. Morgan Securities LLC (“JPM”).

5.08 No Parent Material Adverse Effect. Since January 1, 2025, no event, change or development or combination of changes or developments have occurred that has had or would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

5.09 Compliance with Applicable Law.

(a) Parent and each of its Subsidiaries hold, and have at all times since January 1, 2023 held, all licenses, franchises, permits and authorizations from Governmental Authorities which are necessary for the lawful conduct of their respective businesses and ownership of their respective properties, rights and assets under and pursuant to applicable Law (and have paid all fees and assessments due and payable in connection therewith) and, to the Knowledge of Parent, no suspension or cancellation of any such necessary license, franchise, permit or authorization is threatened.

(b) Except as would not be material to Parent and its Subsidiaries, taken as a whole, since January 1, 2023, Parent and each of its Subsidiaries have complied with, and are not in default or violation of,

(i) any applicable Law, including all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the CRA, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Truth in Savings Act, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Funds Transfer Act, the Flood Disaster Protection Act, the Military Lending Act, the Servicemembers Civil Relief Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Volcker Rule, any regulations promulgated by the Consumer Financial Protection Bureau, the U.S. Small Business Administration, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, the California Business and Professions Code, the California Financial Code and any other Law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all legal requirements relating to the origination, sale and servicing of loans, and

(ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information.

(c) Except as Previously Disclosed and subject to Section 9.13, neither Parent nor any of its Subsidiaries has Knowledge of, or has received from a Governmental Authority since January 1, 2023, notice of, any defaults or violations of any applicable Law relating to Parent or any of its Subsidiaries.

(d) To the Knowledge of Parent, since January 1, 2023, neither Parent nor any of its Subsidiaries has engaged in any unfair, deceptive or abusive acts or practices in violation of applicable Law, including the rules promulgated by the Consumer Financial Protection Bureau, and there are no allegations, claims or disputes to which Parent or any of its Subsidiaries is a party that allege, or to the Knowledge of Parent, no Person has threatened or threatens to allege, that Parent or any of its Subsidiaries has engage in any unfair, deceptive or abusive acts or practices in violation of applicable Law, including the rules promulgated by the Consumer Financial Protection Bureau.

(e) Since January 1, 2023, to the Knowledge of Parent, there do not exist any facts or circumstances that would cause Parent or any of its Subsidiaries to be deemed to be operating in violation of the Bank Secrecy Act, the USA PATRIOT Act, any order issued with respect to anti-money laundering by OFAC, or any other applicable anti-money laundering Law, as well as the provisions of the Bank Secrecy Act/anti-money laundering program adopted by Parent or its Subsidiaries, except, in each case, as would not reasonably be expected to be material to Parent and its Subsidiaries, taken as a whole. The Parent Board has adopted and implemented a Bank Secrecy Act/anti-money laundering program that also meets the requirements of the USA PATRIOT Act and the regulations thereunder, and Parent has not received written notice from any Governmental Authority that such program does not meet the five pillars requirements: (1) development of internal policies, procedures and related controls, (2) designation of a BSA Officer, (3) thorough and ongoing training, (4) independent review for compliance and (5) customer due diligence. Each of Parent and its Subsidiaries has complied in all material respects with any requirements to file reports and other necessary documents as required by the USA PATRIOT Act and the regulations thereunder.

(f) To the Knowledge of Parent, there do not exist any facts or circumstances that would cause Parent or any of its Subsidiaries to be deemed not to be in satisfactory compliance in any material respect since January 1, 2023 with the applicable privacy of customer information requirements contained in any federal and state privacy Laws, including without limitation, in Title V of the Gramm-Leach-Bliley Act of 1999 and the regulations promulgated thereunder, as well as the provisions of the information security program adopted by Parent and its Subsidiaries. To Parent’s Knowledge, since January 1, 2023, no non-public customer information has been disclosed to or accessed by an unauthorized third party in a manner that would cause Parent or any of its Subsidiaries to undertake any remedial action. No claims are pending and, to its Knowledge, no claims have been asserted or threatened against Parent or any of its Subsidiaries or are likely to be asserted or threatened against Parent or any of its Subsidiaries by any Person alleging a violation of such Person’s privacy, personal or confidentiality rights under any such Laws, policies or procedures. With respect to all personal information described herein, Parent has taken all steps reasonably necessary (including implementing and monitoring compliance with measures with respect to technical and physical security) to protect the information in a manner consistent in all material respects with the Laws, policies or procedures referred to herein.

(g) Neither Parent nor any of its Subsidiaries, nor, to the Knowledge of Parent, any of their respective directors, officers, agents, employees or any other Persons acting on their behalf, (i) has violated the Foreign Corrupt Practices Act, 15 U.S.C. § 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) has made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other Person while knowing or having a reasonable belief that the Person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) has paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) has violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations or (v) is currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department, except as would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect.

(h) None of Parent, any of its Subsidiaries or, to the Knowledge of Parent, any director, officer, agent, employee, Affiliate or other Person on behalf of Parent or its Subsidiaries, is (a) engaged in any services (including financial services), transfers of goods, software or technology, or any other business activity related to (i) any Sanctioned Countries, (ii) the government of any Sanctioned Country, (iii) any Person located in, resident in, formed under the laws of, or owned or controlled by the government of, any Sanctioned Country, or (iv) any

Person made subject of Sanctions, (b) engaged in any transfers of goods, technologies or services (including financial services) that may assist the governments of Sanctioned Countries or facilitate money laundering or other activities proscribed by United States Law, (c) is a Person currently the subject of any Sanctions or (d) located, organized or resident in any Sanctioned Country.

(i) Neither Parent nor any of its Subsidiaries:

(i) provides investment management, investment advisory or sub-advisory services to any person, including management and advice provided to separate accounts and participation in wrap fee programs, and that is required to register with the SEC as an investment adviser under the Investment Advisers Act of 1940, as amended; or

(ii) is, or is required to be registered as, a broker-dealer, a commodity trading advisor, commodity pool operator, futures commission merchant or introducing broker under any applicable Laws.

(j) Except as would not, either individually or in the aggregate, reasonably be expected to have a Parent Material Adverse Effect, to the Knowledge of Parent, (i) Parent does not accept deposits from, has not originated any Loan to and does not otherwise transact business with any Person engaged in the manufacture, production, distribution, sale, or other dispensation of marijuana; (ii) no borrower under any Parent Loan (A) is engaged in the manufacture, production, distribution, sale or other dispensation of marijuana or (B) leases any assets to any Person engaged in the manufacture, production, distribution or dispensation of marijuana; and (iii) Parent has timely and properly filed all mandatory Suspicious Activity Reports related to marijuana and has complied with applicable guidance related to marijuana banking from any Governmental Authority.

(k) Except as Previously Disclosed and subject to Section 9.13, neither Parent nor any of its Subsidiaries is subject to any cease-and-desist or other order or other enforcement action issued by, or is a party to any written agreement, consent agreement or memorandum of understanding with, or is a party to any commitment letter or similar undertaking to, or has been ordered to pay any civil money penalty or other fines at the request or suggestion of, any Governmental Authority (each, a “Parent Regulatory Agreement”), nor has Parent or any Parent Subsidiary been advised since January 1, 2023 by any Governmental Authority that it is considering issuing, initiating, ordering or requesting any such Regulatory Agreement. To Parent’s Knowledge, Parent and each of its Subsidiaries are in compliance with each Regulatory Agreement to which it is party or subject, and neither Parent nor any of its Subsidiaries has received any notice from any Governmental Authority indicating that either Parent or any of its Subsidiaries is not in compliance with any such Regulatory Agreement. There is no unresolved violation, criticism or exception by any Governmental Authority with respect to, nor is there any unpaid civil money penalty, fine, restitution or other amounts otherwise due and payable under, any Parent Regulatory Agreement.

(l) As of the date hereof, each of the Company and Citizens maintains regulatory capital ratios that exceed the levels established for “well-capitalized” institutions (as such term is defined in the relevant regulation of the institution’s primary bank regulator). As of the date hereof, neither the Company nor Heritage Bank has received any notice from a Governmental Authority that its status as “well-capitalized” or that Heritage Bank’s Community Reinvestment Act rating will change within one (1) year from the date of this Agreement.

(m) Except as Previously Disclosed, Citizens has not received a CRA rating of less than “satisfactory” in any of its three (3) most recently completed exams. Parent has no Knowledge that its compliance under the CRA should constitute grounds for either the denial by any Governmental Authority of any application to consummate the transactions contemplated by this Agreement or the imposition of a Materially Burdensome Regulatory Condition in connection with the approval of any such application, or the existence of any fact or circumstance or set of facts or circumstances which would reasonably be expected to result in Parent having its current rating lowered. Except as Previously Disclosed, (i) neither Parent nor any of its Subsidiaries is subject to any agreement, undertaking, order, directive, liability, or any other commitment or obligation with any Governmental Authority or any other Persons (including any third party group representing Company interests) regarding or otherwise relating to Parent’s policies, practices or relations with customers, vendors or clients or any other CRA-related matter (each, a “Parent CRA Agreement”); (ii) neither Parent nor any of its Subsidiaries has been advised since January 1, 2023 by any Governmental Authority or other Persons that it is considering issuing, initiating, ordering, or requesting, as applicable, any such Parent CRA Agreement; (iii) Parent and each of its Subsidiaries are in compliance in all material respects with each Parent CRA Agreement to which it is party or subject, and neither Parent nor any of its Subsidiaries has received any written notice from any Governmental Authority or other Persons indicating that either Parent or any of its Subsidiaries is not in compliance in any material respect with any such Parent CRA Agreement; (iv) there is no material unresolved violation, criticism, claim, liability or exception by any Governmental Authority with respect to any Parent CRA Agreement; and (v) Parent has not received any written notice from, and does not have any Knowledge of, any third-party group representing Company interests raising material concerns or objections with respect to its policies, practices or relations with customers, vendors or clients, or the transactions contemplated by this Agreement.

5.10 Absence of Changes. Since January 1, 2025,

(a) Parent and its Subsidiaries have conducted their respective businesses only in the ordinary and usual course of the businesses consistent with past practices; and

(b) no event, change or development or combination of changes or developments has occurred that have had or would reasonably be expected to have either individually or in the aggregate, a Parent Material Adverse Effect.

5.11 IT Systems. Except as would not be material to Parent and its Subsidiaries taken as a whole, (i) all information technology and computer systems and services (including software, information technology and telecommunication hardware and other equipment) relating to the transmission, storage, maintenance, organization, presentation, generation, processing or analysis of data and information, whether or not in electronic format, used in or necessary to the conduct of Parent’s and its Subsidiaries’ business (collectively, “Parent IT Systems”) have been properly maintained, stored, operated and processed by technically competent personnel, in accordance with standards set by the manufacturers or otherwise in accordance with standards prudent in the industry (including strong passwords), to ensure proper operation, monitoring and use and (ii) the Parent IT Systems are in material compliance with regulatory standards and guidelines as required by applicable Law. Parent has commercially reasonable disaster recovery plans, procedures and facilities for its business and has taken commercially reasonable steps to safeguard Parent IT Systems. Parent IT Systems are in good working condition to effectively perform all information technology operations necessary to conduct consolidated business. Neither Parent nor any of its Subsidiaries has experienced within the past three (3) years any material disruption to, or material interruption in, its conduct of its business attributable to a defect, bug, breakdown, cyber or security breach or other failure or deficiency of the Parent IT Systems. Parent and each of its Subsidiaries has taken commercially reasonable measures to provide for the backup and recovery of the data and information necessary to the conduct of their businesses (including such data and information that is stored on magnetic or optical media in the ordinary course) without material disruption to, or material interruption in, the conduct of their respective businesses.

5.12 State Takeover Laws. No Takeover Laws are applicable to this Agreement or the transactions contemplated hereby. Parent does not have any shareholder rights plan, “poison pill” or similar plan or arrangement in effect.

5.13 Approvals. As of the date of this Agreement, Parent has no Knowledge why all regulatory approvals from any Governmental Authority required for the consummation of the transactions contemplated by this Agreement should not be obtained on a timely basis.

5.14 Opinion. The Parent Board has received the opinion of JPM that, as of the date of such opinion, and based upon and subject to the factors and assumptions set forth therein, the Exchange Ratio in the Merger is fair, from a financial point of view, to Parent.

5.15 Parent Information. The information relating to Parent and its Subsidiaries that is provided by Parent or its representatives for inclusion in the Form S-4, or in any application, notification or other document filed with any other Regulatory Agency or other Governmental Authority in connection with the transactions contemplated by this Agreement, will not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements therein, in light of the circumstances in which they are made, not misleading. The portions of the Prospectus/Joint Proxy Statement relating to Parent and its Subsidiaries and other portions within the reasonable control of Parent and its Subsidiaries will comply in all material respects with the provisions of the Exchange Act and the rules and regulations thereunder. The Form S-4 will comply in all material respects with the provisions of the Securities Act and the rules and regulations thereunder.

5.16 Legal Proceedings. Except as Previously Disclosed, there is no suit, action, investigation, claim, proceeding or review pending, or to the Knowledge of Parent, threatened against or affecting it or any of its Subsidiaries or any of the current or former directors or executive officers of it or any of its Subsidiaries and there are no facts or circumstances that would reasonably be expected to result in any claims against Parent or any of its Subsidiaries that would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect. There is no outstanding injunction, order, writ, award, judgment, settlement, arbitration ruling, decree or regulatory restriction imposed upon or entered into by Parent, any of its Subsidiaries or the assets of it or any of its Subsidiaries that would reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect.

5.17 Accounting and Internal Controls.

(a) The records, systems, controls, data and information of Parent and its Subsidiaries are recorded, stored, maintained and operated under means (including any electronic, mechanical or photographic process, whether computerized or not) that are under the exclusive ownership and direct control of Parent or its Subsidiaries or accountants (including all means of access thereto and therefrom). Parent and its Subsidiaries have devised and maintain internal control over financial reporting (within the meaning of Rules 13a-15(f) and 15d-15(f) under the Exchange Act). Such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with GAAP and includes policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Parent, (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that receipts and expenditures of Parent are being made only in accordance with authorizations of management and directors of Parent, and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Parent’s assets that could have a material effect on their respective financial statements. Parent has designed and implemented disclosure controls and procedures (within the meaning of Rules 13a-15(e) and 15d-15(e) of the Exchange Act) to ensure that material information relating to Parent and its Subsidiaries is made known to its management by others within those entities as appropriate to allow timely decisions regarding required disclosure and to make the certifications required by the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and such disclosure controls and procedures are effective.

(b) Parent’s management has completed an assessment of the effectiveness of its internal control over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the period ended December 31, 2024, and such assessment concluded that such controls were effective. Parent has previously disclosed, based on its most recent evaluation prior to the date hereof, to its auditors and the audit committee of the Parent Board (A) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting and (B) any fraud, whether or not material, that involves management or other employees who have a significant role in its internal controls over financial reporting. Parent has made available to the Company (i) a summary of any such disclosure made by management to Parent’s auditors and audit committee since December 31, 2024 and (ii) any communication since December 31, 2024 made by management or Parent’s auditors to the audit committee required or contemplated by listing standards of Nasdaq, the audit committee’s charter or professional standards of the Public Company Accounting Oversight Board.

(c) Since January 1, 2023, except as Previously Disclosed, (A) neither Parent nor any of its Subsidiaries nor, to the Knowledge of Parent, any director, officer, auditor, accountant or representative of it or any of its Subsidiaries has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or written claim regarding the accounting or auditing practices, procedures, methodologies or methods (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of Parent or any of its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or written claim that Parent or any of its Subsidiaries has engaged in questionable accounting or auditing practices, and (B) to Parent’s Knowledge, no attorney representing Parent or any of its Subsidiaries, whether or not employed by it or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by it or any of its officers or directors to the Parent Board or any committee thereof or to any of its directors or officers.

5.18 Related Party Transactions. Except as Previously Disclosed, for ordinary course bank deposit and except for compensation arrangements of the type available to directors and employees of Parent or its Subsidiaries generally, there are no transactions or series of related transactions, agreements, arrangements or understandings, nor are there any currently proposed transactions or series of related transactions, between Parent or any of its Subsidiaries, on the one hand, and any current or former director or officer of Parent or any of its Subsidiaries or any Person who beneficially owns (which, for purposes of this Agreement, shall be as defined in Rules 13d-3 and 13d-5 of the Exchange Act) five percent (5%) or more of the Parent Common Stock (or any of such Person’s immediate family members or Affiliates) (other than Subsidiaries of Parent ) on the other hand, of the type required to be reported in any Parent Report pursuant to Item 404 of Regulation S-K promulgated under the Exchange Act that have not been so reported.

5.19 Taxes.

(a) Parent and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and accurate in all material respects; (ii) have paid in full all Taxes that are required to be paid or made adequate provision in the financial statements of Parent; (iii) have withheld from amounts owing to any employee, independent contractor, creditor or third party all amounts that Parent or any of its Subsidiaries is obligated to have withheld and have timely paid such withheld amounts to the relevant Tax authority; and (iv) have disclosed and reserved for any uncertain Tax positions.

(b) To Parent’s Knowledge, none of the Tax Returns of Parent or any of its Subsidiaries are currently under any audit, suit, proceeding, examination or assessment by the IRS or the relevant state, local or foreign Tax authority and neither Parent nor any of its Subsidiaries has received written notice from any Tax authority that an audit, suit, proceeding, examination or assessment in respect of such Tax Returns or matters pertaining to Taxes are pending or threatened.

(c) No deficiencies for any Taxes have been asserted or assessments made against Parent or any of its Subsidiaries that have not been paid or resolved in full. No claim has been made in writing during the past five (5) years against Parent or any of its Subsidiaries by any Tax authorities in a jurisdiction where Parent or its Subsidiaries does not file Tax Returns that Parent or its Subsidiaries is or may be subject to taxation by that jurisdiction.

(d) Neither Parent nor any of its Subsidiaries has granted any waiver, extension or comparable consent regarding the application of the statute of limitations with respect to Taxes or Tax Return that has not expired, nor has any request for any such waiver or consent been made with respect to any statute of limitations that has not since expired.

(e) Neither Parent nor any of its Subsidiaries is, and during the past five (5) years has never been, a “United States real property holding corporation” within the meaning of Section 897 of the Code.

(f) No Liens for Taxes exist with respect to any of the assets of Parent or any of its Subsidiaries, except for Liens for Taxes not yet due and payable.

(g) Neither Parent nor any of its Subsidiaries has entered into any closing agreements, private letter rulings, technical advice memoranda or similar agreement or rulings with any Tax authority, nor have any been issued by any Tax authority.

(h) Neither Parent nor any of its Subsidiaries (i) is or has ever been a member of an affiliated, combined, consolidated or unitary Tax group for purposes of filing any Tax Return, other than an affiliated, combined, consolidated or unitary Tax group of which Parent is or was the common parent, (ii) has any liability for Taxes of any Person (other than Parent or any of its Subsidiaries) under Treasury Regulations Section 1.1502-6 (or any similar provision of state, local or foreign Law), as a transferee or successor, by Contract or otherwise, (iii) is a party to or bound by any Tax sharing or allocation agreement or has any other current or potential contractual obligation to indemnify any Person (other than Parent or any of its Subsidiaries) with respect to Taxes, (iv) has, or has ever had, a permanent establishment in any country other than the country of its organization, or (v) has granted to any Person any power of attorney that is currently in force with respect to any Tax matter.

(i) None of Parent, any of its Subsidiaries, or any Person acting on their behalf has applied for, been granted, or agreed to any accounting method change for which it will be required to take into account any adjustments pursuant to Section 481(a) of the Code (or any similar provisions of state, local or foreign Law) after the Closing Date, nor will Parent or any of its Subsidiaries (or their successor by merger) be required to take into account income after the Effective Time any items economically realized prior to the Effective Time.

(j) Parent and each of its Subsidiaries have complied in all material respects with all requirements to report information for Tax purposes to any individual or Tax authority, and have collected and maintained all material certifications and documentation in valid and complete form with respect to any such reporting obligation, including, without limitation, valid IRS Forms W-8 and W-9.

(k) Neither Parent nor any of its Subsidiaries has participated in any “reportable transactions” within the meaning of Treasury Regulations Section 1.6011-4(b).

(l) None of Parent or its Subsidiaries has been a “distributing corporation” or “controlled corporation” (i) in any distribution occurring during the last 30 months that was purported or intended to be governed by Section 355 of the Code (or any similar provision of state, local or foreign Law) or (ii) in any distribution that could otherwise constitute part of a “plan” or “series of related transactions” (within the meaning of Section 355(e) of the Code) of which the Merger is a part.

5.20 Parent Employee Benefit Plans.

(a) With respect to each employee benefit plan, program, policy, practice, Contract, or other arrangement providing compensation or benefits to any current or former employee, officer or director of Parent or any of its Subsidiaries (including Citizens) or any beneficiary or dependent thereof that is sponsored or maintained by Parent or any of its Subsidiaries or to which Parent or any of its Subsidiaries contributes or is obligated to contribute or has any liability, whether or not written, including, without limitation, any employee welfare benefit plan within the meaning of Section 3(1) of ERISA, any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not such plan is subject to ERISA), any equity purchase plan, equity option, equity bonus, phantom equity or other equity plan, profit sharing, bonus, retirement (including compensation, pension, health, medical or life insurance benefits), employment, deferred compensation, excess benefit, incentive compensation, severance, change in control or termination pay, hospitalization or other medical or dental, life or other insurance (including any self-insured arrangements), supplemental unemployment, salary continuation, sick leave or other leave of absence benefits, short- or long-term disability, or vacation benefits plan or any other agreement or policy or other arrangement providing employee benefits, employment-related compensation, fringe benefits or other employment or service-related benefits (whether qualified or nonqualified, funded or unfunded) (each a “Parent Benefit Plan”), Parent and its Subsidiaries have complied in all material respects, and are now in compliance in all material respects with all provisions of ERISA, the Code and all Laws and regulations applicable to such Parent Benefit Plans, and each Parent Benefit Plan has been administered in all material respects in accordance with its terms. All contributions required to be made prior to the date hereof to any Parent Benefit Plan by applicable Law or regulation or by any plan document or other contractual undertaking, and all premiums due and payable prior to the date hereof with respect to insurance policies funding any Parent Benefit Plan, have been timely made or paid in full. Except as would not reasonably be expected to result in any liability to Parent or any of its Subsidiaries, there are no pending or threatened claims (other than routine claims for benefits in the ordinary course), lawsuits or arbitrations which have been asserted, threatened or instituted, and to the Knowledge of Parent, no set of circumstances exists which may reasonably give rise to a claim or lawsuit against the Parent Benefit Plans, any fiduciaries thereof with respect to their duties to the Parent Benefit Plans or the assets of any of the trusts under any of the Parent Benefit Plans.

(b) No Parent Benefit Plan is a Multiemployer Plan or a Multiple Employer Plan; (ii) none of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has, at any time during the last six years, contributed to or been obligated to contribute to any Multiemployer Plan or Multiple Employer Plan; (iii) none of Parent and its Subsidiaries nor any of their respective ERISA Affiliates has incurred any Withdrawal Liability that has not been satisfied in full; and (iv) no Parent Benefit Plan is subject to Title IV or Section 302 of ERISA or to Sections 412 or 430 of the Code. None of Parent and its Subsidiaries has any liability for life, health, medical or other welfare benefits to former employees or beneficiaries or dependents thereof, except for health continuation coverage as required by Section 4980B of the Code or Part 6 of Subtitle B of Title I of ERISA and at no expense to Parent and its Subsidiaries and except for long-term or short-term disability plans and severance arrangements.

5.21 Insurance. Except as Previously Disclosed and would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, (a) Parent and each of its Subsidiaries is, and at all times within five (5) years hereof each has been, insured with insurers and has insurance coverage adequate to insure against all risks normally insured against by companies reasonably consistent with industry practice, (b) neither Parent nor any of its Subsidiaries is in default under any policy of insurance or bond such that it could be cancelled, and all such insurance policies and bonds maintained by Parent or any of its Subsidiaries are in full force and effect and, except for expirations in the ordinary course, will remain so through and after the Closing, and (c) Parent and each of its Subsidiaries has filed claims with, or given notice of claims to, its insurers with respect to all material matters and occurrences for which it believes it has coverage.

5.22 Deposits.

(a) (i) Except as would not be material to Parent and its Subsidiaries, taken as a whole,the deposits held by Citizens have been solicited, originated and administered in accordance with the terms of the respective governing documents and all applicable Laws; and (ii) to Parent’s Knowledge, there are no deposits held by Citizens that are subject to any judgment, decree or order of any Governmental Authority, other than customary garnishments, levies and orders affecting depositors generally.

(b) The interest and any other credits and amounts have been accrued on the deposits of Citizens in accordance with GAAP and applicable Law (including regulatory accounting principles) in all material respects and Citizens’ records accurately reflect in all material respects such accrual of interest, credits or other amounts in the ordinary and regular course of its business relating to such deposits.

5.23 Loan Matters.

(a) Except as would not be material to Parent and its Subsidiaries, taken as a whole, each loan, loan agreement, note or borrowing arrangement (including leases, credit enhancements, commitments, letters of credit, guarantees and interest-bearing assets, interests in loan participations and assignments, customer liabilities on bankers acceptance and all other binding commitments and obligations to extend credit) in which Parent or any Subsidiary of Parent is a creditor (collectively, “Parent Loans”) currently outstanding (A) is evidenced by notes, agreements or other evidences of indebtedness that are true, genuine and what they purport to be; (B) to the extent secured, is secured by a valid, perfected and enforceable Lien on the secured property having the priority described in Parent’s records and the applicable security agreement; and (C) contains customary and enforceable provisions such that the rights and remedies of the holder thereof shall be adequate for the realization against any collateral therefore, none of which has been waived by Parent; and (D) to the Knowledge of Parent, is a legal, valid and binding obligation of the obligor named therein, enforceable in accordance with its terms (subject to the Bankruptcy and Equity Exception). Except as would not be material to Parent and its Subsidiaries, taken as a whole, the notes or other credit or security documents with respect to each such outstanding Parent Loan were in compliance with all applicable Laws at the time of origination or purchase by Parent or its Subsidiaries.

(b) Except as would not be material to Parent and its Subsidiaries, taken as a whole, each outstanding Parent Loan was solicited and originated, and is and has been administered and, where applicable, serviced, and the relevant Loan files are being maintained in material accordance with the relevant notes or other credit or security documents and Parent’s written underwriting standards, in each case in compliance with all applicable requirements of applicable Law and government programs. Each outstanding Parent Loan is held by Parent for investment and not for sale.

(c) None of the agreements pursuant to which Parent or any of its Subsidiaries has sold or is servicing (i) Parent Loans or pools of Parent Loans or (ii) participations in Parent Loans or pools of Parent Loans, in each case, contains any obligation to repurchase such Parent Loans or interests therein or to pursue any other form of recourse against Parent or any of its Subsidiaries, other than any obligations of, or recourse against, Parent or any of its Subsidiaries that arise, by the express terms of any such agreement, upon a breach or default by Parent or any of its Subsidiaries of such agreement.

(d) Except as would not reasonably be expected to have, either individually or in the aggregate, a Parent Material Adverse Effect, neither Parent nor any of its Subsidiaries is now nor has it ever been since January 1, 2023 subject to any fine, suspension, settlement or other Contract or other administrative agreement or sanction by, or any reduction in any loan purchase commitment from, any Governmental Authority or agency relating to the origination, sale or servicing of mortgage or consumer Parent Loans or Parent Loans guaranteed by any governmental agency.

5.24 Reorganization. To Parent’s Knowledge, none of Parent or any of its Subsidiaries has taken or agreed to take any action, or is aware of any fact or circumstance, that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

5.25 Representations and Warranties. Except for the representations and warranties in this Article 5, neither Parent nor any other Person makes any express or implied representation or warranty with respect to Parent and its Subsidiaries, or their respective businesses, operations, assets, liabilities, conditions (financial or otherwise) or prospects, and Parent hereby disclaims any such other representations or warranties. In particular, without limiting the foregoing disclaimer, and except for the representations and warranties made by Parent in this Article 5, neither Parent nor any Person makes or has made any representation to Company or any of Company’s Affiliates or representatives with respect to any oral or written information presented to Company or any of Company’s Affiliates or representatives in the course of their due diligence investigation of Parent (including any financial projections or forecasts), the negotiation of this Agreement or in the course of the transactions contemplated hereby. Parent acknowledges and agrees that neither Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article 4.

ARTICLE 6

COVENANTS

6.01 Interim Operations. Except (a) as otherwise expressly required or permitted by this Agreement or as required by Law, (b) as Parent may approve in writing or (c) as set forth in Section 6.01 of the Company Disclosure Schedule, during the period from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with Article 8, Company shall, and shall cause each of its Subsidiaries to, (i) conduct its business in the ordinary course consistent with past practice in all material respects, (ii) use its commercially reasonable efforts to maintain and preserve intact, in all material respects, its business organization and advantageous business relationships, and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, officers and employees and business associates and keep available the services of Company and its Subsidiaries’ present employees and agents, (iii) maintain in full force and effect insurance comparable in amount and scope of coverage to that now maintained by it, (iv) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby (v) take any action or omit to take any action that is intended to or would reasonably be expected to result in (a) a Company Material Adverse Effect or (b) any of the conditions to the Merger set forth in Article 7 not being satisfied or being materially delayed. Without limiting the generality of and in furtherance of the foregoing, from the date of this Agreement until the earlier of the Effective Time or termination of this Agreement in accordance with Article 8, except (A) as otherwise expressly required or permitted by this Agreement or as required by Law, (B) as Parent may approve in writing (such approval not to be unreasonably withheld, conditioned or delayed) or (C) as set forth in Section 6.01 of the Company Disclosure Schedule, Company shall not and shall not permit any of its Subsidiaries to:

(a) Other than pursuant to Company Options and Company Stock Awards outstanding on the date of this Agreement or Interim Period Company RSU Awards granted pursuant to Section 6.01(g)(iv) of the Company Disclosure Schedule, or pursuant to dispositions or deemed dispositions of shares of Company Common Stock for Tax withholding or payment of the exercise price on the vesting, settlement or exercise of any Company Option or Company Stock Award, (i) issue, sell or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, (ii) permit any additional shares of its capital stock, or securities convertible or exchangeable into, or exercisable for, any shares of its capital stock, or any options, warrants or other rights of any kind to acquire any shares of such capital stock or such convertible or exchangeable securities or receive a cash payment based on the value of any shares of such capital stock, to become be subject to new grant, or (iii) directly or indirectly adjust, split, combine, redeem, reclassify, purchase or otherwise acquire, any shares of its stock or other securities.

(b) Make, declare, pay or set aside for payment any dividend on or in respect of, or declare or make any distribution on any shares of its capital stock (other than (A) authorized dividends from its wholly-owned Subsidiaries to it or another of its wholly-owned Subsidiaries and (B) regular quarterly dividends on shares of Company Common Stock not to exceed $0.13 per share).

(c) Except with respect to transactions made in the ordinary course of business (including normal renewals of contracts without material adverse changes of terms), amend or modify the material terms of, waive, release or assign any material rights under, or terminate or enter into (i) any Material Contract, Lease, Regulatory Agreement, CRA Agreement, or any Contract that would be a Material Contract if it were in existence on the date hereof; (ii) any material restriction on the ability of the Company or its Subsidiaries to conduct its business as it is presently being conducted; or (iii) any Contract governing the terms of Company Common Stock or rights associated therewith or any other outstanding capital stock or any outstanding instrument of indebtedness, in each case which is not terminable at will or within sixty (60) calendar days or less notice without payment of any amount other than for products delivered or services performed through the date of termination.

(d) Sell, transfer, mortgage, lease, guarantee, encumber, license, let lapse, cancel, abandon or otherwise create any Lien on or otherwise dispose of or discontinue any of its assets, deposits, business or properties (other than sales pursuant to Section 6.01(p), which Section 6.01(p) will exclusively govern such sales), except for sales, transfers, mortgages, leases, guarantees, encumbrances, licenses, lapse, cancellation, abandonments or other dispositions or discontinuances in the ordinary course of business consistent with past practice and in a transaction that, together with other such transactions, does not exceed $500,000.

(e) Acquire (other than by way of foreclosures or acquisitions of control in a fiduciary or similar capacity or in satisfaction of debts previously contracted in good faith, in each case in the ordinary course of business) all or any portion of the assets, business, deposits or properties of any other entity, except in the ordinary course of business and in a transaction that, together with other such transactions, is not material to it and its Subsidiaries, taken as a whole, and would not reasonably be expected to present a material risk that the Closing Date will be materially delayed or that any Requisite Regulatory Approvals will not be obtained.

(f) Amend the Company Articles or the Company Bylaws, or similar governing documents of any of its Subsidiaries.

(g) Except as and solely when required under applicable Law or the terms of any Employee Benefit Plan in effect as of the date hereof (taking into account actions required by Section 6.13):

(i) increase in any manner the compensation, bonus or pension, welfare, severance or other benefits of any of the current or former directors, officers, employees or other service providers of Company or its Subsidiaries, except for ordinary course merit-based increases in the base salary (and corresponding increases in any base salary factor in incentive compensation) of employees (other than directors) (not exceeding 105% in the aggregate) consistent with past practice or as set forth in Section 6.01(g)(ii) below.

(ii) accrue, grant, pay or agree to pay any annual, quarterly, monthly or other bonus or other incentive compensation (excluding any severance, retention, retirement or termination pay, which shall be subject to clause (v) of this Section 6.01(g) below), other than:

(A) any bonuses and other incentive compensation that are payable by Company on an annual basis in the ordinary course of business consistent in all material respects with past practice for the year ending December 31, 2025; provided, however, that such bonuses shall not exceed the aggregate amount accrued as of the Closing Date on the Company financial statements, or (B) any incentive compensation that is payable by the Company on less than annual basis in the ordinary course of business consistent in all material respects with an Employee Benefit Plan and past practice.

(iii) become a party to, establish, amend, alter a prior interpretation of in a manner that enhances rights or materially increases costs, commence participation in, terminate or commit itself to the adoption of any Employee Benefit Plan or plan that would be an Employee Benefit Plan if in effect as of the date hereof, other than de minimis amendments in the ordinary course of business consistent with past practice or as required pursuant to the terms of such Employee Benefit Plan.

(iv) grant (or commit to grant) any new equity award, except as set forth on Section 6.01(g)(iv) of the Company Disclosure Schedule with respect to any Interim Period Company RSU Award.

(v) grant, pay or increase (or commit to grant, pay or increase) any severance, retention, retirement or termination pay, other than pursuant to (i) the Employee Benefit Plans in effect as of the date hereof as listed on Section 4.11(a) of the Company Disclosure Schedule; and (ii) such retention payments consistent with the terms and conditions set forth on Section 6.01(g)(v)(i) of the Company Disclosure Schedule.

(vi) other than as expressly stated in Section 3.03 or contemplated under Section 6.13, accelerate the payment or vesting of, or lapsing of restrictions with respect to, any stock-based compensation (including the Company Options and Company Stock Awards), long-term incentive compensation, deferred compensation or any bonus or other incentive or deferred compensation.

(vii) cause the funding of any rabbi trust or similar arrangement or take any action to fund or in any other way secure the payment of compensation or benefits under any Employee Benefit Plan.

(viii) terminate the employment or services of any executive officer of the Company other than for cause.

(ix) enter into any collective bargaining or other agreement with a labor organization.

(x) forgive or issue any loans to any current or former officer, employee or director of Company or its Subsidiaries.

(xi) make any Company contributions to the Company 401(k) Plan outside of the ordinary course of business and consistent with past practice.

(xii) hire any officer, employee or other service provider except in the ordinary course of business consistent with past practices, including as a result of vacancies arising on or after the date hereof.

(h) Knowingly take, or omit to take, any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger or the Bank Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code.

(i) (i) other than intercompany indebtedness among the Company and any wholly-owned Subsidiaries, incur or guarantee any indebtedness for borrowed money, other than in amounts and at maturities in the ordinary course of business consistent with past practice, and provided further that the maturity period for any such indebtedness shall not exceed a period of ninety (90) days from the date of incurrence of such indebtedness or (ii) assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other Person (other than the endorsement of checks, commercial paper, bankers acceptances and bank drafts, and guarantees by the Company of indebtedness of any wholly-owned Subsidiary of the Company and guarantees by any wholly-owned Subsidiary of the Company of indebtedness of the Company or any other wholly-owned Subsidiary of the Company, in each case, in the ordinary course of business consistent with past practice and which does not exceed a period of ninety (90) days from the date of such assumption, guarantee, endorsement or otherwise).

(j) Enter into any new line of business or make any material change in any basic policies and practices with respect to pricing or risk profile of loans, deposits and services, liquidity management and cash flow planning, marketing, deposit origination, lending, budgeting, profit and tax planning, personnel practices or any other material aspect of Company’s or its Subsidiaries’ business or operations, except as required by Law or requested by any Governmental Authority;

(k) Other than in accordance with the investment policies of Company or any of its Subsidiaries in effect on the date hereof or in securities transactions as provided in (ii) below, (i) make any investment either by contributions to capital, property transfers or purchase of any property or assets of any Person, or (ii) other than purchases of direct obligations of the United States of America or obligations of United States government agencies which are entitled to the full faith and credit of the United States of America, in any case with a remaining maturity at the time of purchase of one year or less, purchase or acquire securities of any type other than securities purchased in the ordinary course of business consistent with past practice and the Company’s interest rate risk and investment policies following reasonable prior consultation with and review by Parent; provided, however, that in the case of Investment Securities, Company may purchase Investment Securities if, within two (2) Business Days after Company requests in writing (which request shall describe in detail the investment securities to be purchased and the price thereof) that Parent consent to making of any such purchase, Parent has approved such request in writing (which consent will not be unreasonably withheld) or has not responded in writing to such request.

(l) Except as set forth in Section 6.01(l) of the Company Disclosure Schedule, enter into any settlement, compromise or similar agreement with respect to, any action, suit, claim, proceeding, order or investigation to which Company or any of its Subsidiaries is or become a party after the date of this Agreement, other than any settlement, compromise, agreement or action, suit, claim, proceeding, order or investigation that is settled in an amount and for consideration not in excess of $250,000 individually or $500,000 in the aggregate and that would not (i) impose any material restriction on the business of the Surviving Corporation or the Surviving Bank or (ii) create adverse precedent for claims that are reasonably likely to be material to the Company or its Subsidiaries taken as a whole.

(m) Other than as required by applicable Law or by a Governmental Authority or as determined to be necessary or advisable by Company in the good faith exercise of its discretion based on changes in market condition and subject in any event to clause (u) below of this Section 6.01, alter materially its interest rate or pricing fee or fee pricing policies with respect to depository accounts of any of its Subsidiaries or, other than in the ordinary course of business, waive any material fees with respect thereto.

(n) Except as required by applicable Law or by a Governmental Authority, (i) implement or adopt any material change in its interest rate and other risk management policies, procedures or practices or (ii) fail to comply in all material respects, with Company’s or its applicable Subsidiary’s applicable policies, procedures or practices with respect to managing its exposure to interest rate and other risk.

(o) Grant or commit to grant any new extension of credit or any renewal or modification of an existing extension of credit to any obligor (whether a new or existing relationship) (if such extension of credit would be provided either on an unsecured basis or on a secured basis and equal or exceed $5,000,000; in each case, consent shall be deemed granted if within one (1) Business Days of written notice delivered to Citizens’ Chief Credit Officer or his designee, notice of objection is not received by Company;

(p) Sell any real estate owned, charge-off any assets, make any compromises on debt, release any collateral on loans or commit to do any of the foregoing, if such sale, charge-off, compromise or release would exceed $500,000 in the aggregate (consent shall be deemed granted if within three (3) Business Days of written notice delivered to Citizens’ Chief Credit Officer or his designee, notice of objection is not received by Company).

(q) Renew or commit to renew any extension of credit that would equal or exceed: $1,000,000 if rated either Substandard or Special Mention; in each case consent shall be deemed granted if within two (2) Business Days of written notice delivered to Citizens’ Chief Credit Officer or his designee, notice of objection is not received by Company.

(r) Purchase or commit to purchase any Loan or participation in any extension of credit, or make, acquire a participation in or reacquire an interest in a participation sold of any extension of credit.

(s) Enter into any securitizations of any Loans or create any special purpose funding or variable interest entity other than on behalf of clients.

(t) Invest in any mortgage-backed or mortgage related securities that would be considered “high-risk” securities under applicable regulatory pronouncements or enter into any derivatives transaction.

(u) Solicit, accept, renew or roll over any deposits other than in the ordinary course of business consistent with past practice; provided, however, any brokered deposits (as defined in 12 C.F.R. Section 337.6(a)(2) except that CDARs, ICS and other reciprocal deposit products shall not be considered brokered deposits for this purpose) shall have not a maturity in excess of ninety (90) days.

(v) Except as Previously Disclosed, make application for the opening, relocation or closing of any, or open, relocate or close any, branch office, loan production office or other office or operations facility.

(w) Except as set forth in Section 6.01(w) of the Company Disclosure Schedule, make any capital expenditures other than capital expenditures in the ordinary and usual course of business consistent with past practice; provided that such expenditures shall not exceed $100,000 individually or $250,000 in the aggregate.

(x) Pay, loan or advance any amount to, or sell, transfer or lease any properties, rights or assets (real, personal or mixed, tangible or intangible) to, or enter into any arrangement or agreement with, any of its officers or directors or any of their family members, or any Affiliates or associates (as defined under the Exchange Act) of any of its officers or directors, other than Loans originated in the ordinary course of business and, in the case of any such arrangements or agreements relating to compensation, fringe benefits, severance or termination pay or related matters, only as otherwise permitted pursuant to this Section 6.01.

(y) Make or commit to make any Loan or amend the terms of any Loan outstanding on the date hereof to any directors, executive officers and principal shareholders (as such terms are defined in Regulation O of the Federal Reserve Board (12 C.F.R. Part 215)) of Company or any of its Subsidiaries or waive any rights with respect to any such Loan (other than a renewal or extension of a Loan in the ordinary course of business, without a material change in terms, and in compliance with Regulation O and all other applicable laws).

(z) Change its Tax or accounting policies and procedures or any method or period of accounting unless required by GAAP or a Governmental Authority.

(aa) Change its fiscal year for Tax or accounting purposes.

(bb) Other than as required by GAAP or any Governmental Authority, reduce any material accrual or reserve, including its allowance for loan and lease losses, or change the methodology by which such accounts generally have been maintained in accordance with past practices.

(cc) Grant any Person a power of attorney or similar authority.

(dd) Except as may be required by any Governmental Authority, make or change any Tax elections, change or consent to any change in its or its Subsidiaries’ method of accounting for Tax purposes (except as required by applicable Tax Law), take any position on any Tax Return filed on or after the date of this Agreement, settle or compromise any Tax liability, claim or assessment, enter into any closing agreement, waive or extend any statute of limitations with respect to Taxes, surrender any right to claim a refund for Taxes, or file any amended Tax Return.

(ee) Make any charitable or similar contributions including sponsorships, except as Previously Disclosed or consistent with past practice in an amount not to exceed, (i) in 2025, 125% of the total charitable contributions plus sponsorship amounts made by the Company during the year ended December 31, 2024 and (ii) in 2026, 125% of the total charitable contributions plus sponsorship amounts made by the Company during the year ended December 31, 2024 (to be determined and pro-rated in 2026 on a quarterly basis).

(ff) Issue any broad-based or material written communications to employees of Company or its Subsidiaries related to employment benefits or compensation for post-Closing employment without prior consultation with and review by Parent;

(gg) Foreclose upon or otherwise take title to or possession or control of any real property without first obtaining a Phase I environmental report thereon; provided, however, that neither Company nor any of its Subsidiaries shall be required to obtain such a report: (i) where, after using commercially reasonable efforts, it is unable to gain access to the property, provided that Company has provided notice to Parent that it has been unable to gain such access and as a result intends to foreclose without obtaining a Phase I environmental report thereon; or (ii) with respect to any one- to four-family, non-agricultural residential property of five acres or less to be foreclosed upon unless it has reason to believe that such property contains hazardous substances known or reasonably suspected to be in violation of, or require remediation under, Environmental Laws;

(hh) Add any new items or categories of items to Transaction Costs, including those Transaction Costs set forth on Section 1.01(a) of the Company Disclosure Schedule, or enter into any new, or amend any existing agreement or arrangement which would increase (x) any anticipated Transaction Costs, including the Transaction Costs set forth on Section 1.01(a) of the Company Disclosure Schedule and/or (y) the Company’s broker or advisory fee arrangement with Piper Sandler & Co.;

(ii) Agree to take, make any commitment to take, or adopt any resolutions of the Company Board in support of, any of the actions prohibited by this Section 6.01.

6.02 Parent Forbearance. Except as (a) otherwise expressly required or permitted by this Agreement or as required by Law, (b) as Company may approve in writing or (c) as set forth in Section 6.02 of the Parent Disclosure Schedule, during the period from the date of this Agreement to the earlier of the Effective Time and the termination of this Agreement in accordance with Article 8, Parent shall not, and shall not permit any of its Subsidiaries to, (i) conduct its business other than in the ordinary course consistent with past practice in all material respects; (ii) use its commercially reasonable efforts to maintain and preserve intact, in all material respects, its advantageous business relationships, and goodwill with Governmental Authorities, customers, suppliers, distributors, creditors, lessors, officers and employees and business associates and keep available the services of Company and its Subsidiaries’ present employees and agents; (iii) take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of either Company or Parent to obtain any necessary approvals of any Governmental Authority required for the transactions contemplated hereby or to perform its covenants and agreements under this Agreement or to consummate the transactions contemplated hereby on a timely basis; (iv) knowingly take, or omit to take, any action that would prevent or impede, or could reasonably be expected to prevent or impede, the Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code; (v) amend any of their respective Articles or Bylaws, in each case in a manner that would adversely affect the holders of Company Common Stock relative to and disproportionate to all the other holders of Parent Common Stock; (vi) make, declare or pay any extraordinary dividend on Parent Common Stock, or adjust, split, combine or reclassify any shares of Parent Common Stock without compliance with Section 3.02(i); or (vii) take any action or omit to take any action that is intended to or would reasonably be expected to result in (a) a Parent Material Adverse Effect or (b) any of the conditions to the Merger set forth in Article 7 not being satisfied or materially delayed.

6.03 Reasonable Best Efforts. Subject to the terms and conditions of this Agreement, each of Company and Parent agrees to cooperate with the other and use its reasonable best efforts in good faith to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable on its part under this Agreement or under applicable Laws to consummate and make effective the Merger and the other transactions contemplated hereby, including the Bank Merger, as promptly as practicable, including the satisfaction of the conditions set forth in Article 7 hereof.

6.04 Access to Information.

(a) The Parties agree that upon reasonable notice and subject to applicable Laws relating to exchange of information and in each case subject to the requirements that such requests or access shall not unreasonably interfere with the business or operations of the Party, it shall afford the other Party and its officers, employees, counsel, accountants and other authorized representatives reasonable access during normal business hours throughout the period prior to the Effective Time to its books, records, properties and personnel and to such other information as such other Party may reasonably request and, during such period, the Parties, shall furnish to the other Party promptly all information concerning its business, properties and personnel as the other may reasonably request. Neither Company nor Parent, nor any of Company’s or Parent’s Subsidiaries shall be required to provide access to or to disclose information to the extent such access or disclosure would jeopardize the attorney-client privilege of such party or its Subsidiaries or contravene any Law or binding agreement entered into prior to the date of this Agreement. The Parties shall make appropriate substitute disclosure arrangements under circumstances in which the restrictions of the preceding sentence apply. Parent shall use commercially reasonable efforts to minimize any interference with Company’s regular business operations during any such access to Company’s property, books and records.

(b) All nonpublic information and materials provided pursuant to this Agreement shall be subject to the provisions of the Mutual Non-Disclosure and Confidentiality Agreement entered into between the Parties dated November 6, 2025 (the “Confidentiality Agreement”).

(c) No investigation by a party hereto or its representatives shall affect or be deemed to modify or waive any representations, warranties or covenants of the other party set forth in this Agreement.

6.05 Regulatory Matters.

(a) The Parties shall reasonably cooperate with each other and use their respective commercially reasonable efforts to promptly prepare and file all necessary documentation, to effect all applications, notices, petitions and filings (and in the case of the applications, notices, petitions and filings in respect of the Requisite Regulatory Approvals, use their reasonable best efforts to make such filings within forty-five (45) calendar days of the date of this Agreement), to obtain as promptly as practicable all permits, consents, approvals and authorizations of all third parties and Governmental Authorities that are necessary or advisable to consummate the Merger and the other transactions contemplated by this Agreement, including the Bank Merger as promptly as practicable, and to comply with the terms and conditions of all such permits, consents, approvals, and authorizations of all such third parties or Governmental Authorities. Each of Parent and Company shall, upon request, furnish to the other all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice or application made by or on behalf of Parent, Company or any of their respective Subsidiaries to any Governmental Authority in connection with the Merger and the other transactions contemplated by this Agreement. Company and Parent shall have the right to review in advance and, to the extent practicable, each will consult the other on, in each case subject to applicable Laws, all the non-confidential information relating to Company or Parent (excluding any confidential financial information relating to individuals), as the case may be, and any of their respective Subsidiaries, that appear in any filing made with, or written materials submitted to, any third party or any Governmental Authority in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the Parties shall act reasonably and as promptly as practicable. The Parties shall consult with each other with respect to the obtaining of all permits, consents, approvals and authorizations (collectively the “Approvals”) of all third parties and Governmental Authorities necessary or advisable to consummate the Merger, the Bank Merger and the other transactions contemplated by this Agreement and each Party will keep the other reasonably apprised of the status of matters relating to such Approvals and the completion of the Merger, the Bank Merger and the other transactions contemplated by this Agreement.

(b) Notwithstanding the foregoing, nothing contained herein shall be deemed to require Parent or any of its Subsidiaries to take any action, or commit to take any action, or agree to any condition or restriction, in connection with obtaining the foregoing permits, consents, approvals and authorizations of Governmental Authorities that would reasonably be likely, in each case following the Effective Time (but regardless when the action, condition or restriction is to be taken or implemented), to have a Parent Material Adverse Effect (a “Materially Burdensome Regulatory Condition”).

(c) From and after the date hereof until the earlier of the Effective Time or termination of this Agreement pursuant to Article 8, (i) the Parties shall use their respective commercially reasonable efforts to comply in all material respects with any commitments or obligations under any Regulatory Agreement or CRA Agreement, and shall exercise their commercially reasonable efforts to resolve any unresolved violation, criticism or exception thereunder; (ii) to the extent permitted by applicable Law, the Parties shall keep each other informed of the status and progress of its compliance with any such CRA-related commitments or obligations; (iii) each Party shall promptly provide the other Parties of any notice, or other Knowledge of such Party, of any planned or threatened objection by any community group to the transactions contemplated hereby; and (iv) each Party shall cooperate with the other Parties to address and resolve any such protests as promptly as practicable, including by providing access to such information and employees of such Party as another Party may reasonably request.

6.06 Registration Statement.

(a) Parent and Company shall prepare and Parent shall file with the SEC, the Prospectus/Joint Proxy Statement (as defined below), and Parent shall prepare and file with the SEC the Registration Statement on Form S-4 to be filed with the SEC by Parent in connection with the issuance of shares of Parent Common Stock in the Merger (including the Company proxy statement and prospectus (the “Prospectus/Joint Proxy Statement”) constituting a part thereof, the “Registration Statement”), as promptly as practicable after the date hereof (and the parties shall use their reasonable best efforts to make such filings no later than forty-five (45) calendar days following the date of this Agreement). Company shall, upon request, furnish to Parent all information concerning itself, its Subsidiaries, directors, officers and shareholders and such other matters as may be reasonably necessary or advisable in connection with the Prospectus/Joint Proxy Statement, the Registration Statement or any other statement, filing, notice or application made in connection therewith.

(b) Parent and Company each shall use its reasonable best efforts to have the Registration Statement declared effective under the Securities Act as promptly as practicable after such filing, and promptly thereafter Company and Parent shall mail the Prospectus/Joint Proxy Statement to the holders of Company Common Stock and Parent Common Stock. Parent shall promptly provide Company with copies of any written comments and advise Company of any oral comments with respect to the Registration Statement received from the SEC. Each Party shall cooperate and provide the other with a reasonable opportunity to review and comment on any amendment or supplement to the Registration Statement prior to filing such with the SEC.

(c) Company and Parent each agrees, for itself and its Subsidiaries, that (i) the Registration Statement will not, at the time the Registration Statement becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Registration Statement, and (ii) the Prospectus/Joint Proxy Statement and any amendment or supplement thereto will not, at the date of mailing to Company shareholders and at the time of the Company Special Meeting to be held in connection with the Merger, contain any untrue statement of a material fact or omit to state any material fact required to be stated

therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, in each case with respect to the information supplied or to be supplied by it or its Subsidiaries for inclusion or incorporation by reference in the Prospectus/Joint Proxy Statement. Company and Parent will cause the Registration Statement to comply as to form in all material respects with the applicable provisions of the Securities Act and the rules and regulations thereunder. Each of Company and Parent agrees that if such Party shall become aware prior to the Effective Time of any information furnished by such Party that would cause any of the statements in the Prospectus/Joint Proxy Statement to be false or misleading with respect to any material fact, or that would result in an omission to state any material fact necessary to make the statements therein not false or misleading, to promptly inform the other Party thereof and to take the necessary steps to correct the Prospectus/Joint Proxy Statement.

6.07 Company Shareholder Approval and Parent Shareholder Approval.

(a) Parent and the Company shall call the Parent Special Meeting and the Company Special Meeting, respectively, to be held as soon as reasonably practicable after the Form S-4 is declared effective, and in any event within sixty (60) calendar days after the Form S-4 is declared effective, for the purpose of obtaining (a) the Parent Shareholder Approval and the Company Shareholder Approval required in connection with this Agreement and the Merger and (b) if so desired and mutually agreed, a vote upon other matters of the type customarily brought before a meeting of shareholders in connection with the approval of a merger agreement or the transactions contemplated thereby, and each of Parent and the Company shall use its reasonable best efforts to cause such meetings to occur as soon as reasonably practicable and on the same date. Each of Parent and the Company and their respective boards of directors shall use its reasonable best efforts to obtain from the shareholders of Parent and the Company, as applicable, the Parent Shareholder Approval and the Company Shareholder Approval, as applicable, including by communicating to the respective shareholders of Parent and the Company its recommendation (and including such recommendation in the Prospectus/Joint Proxy Statement) that the shareholders of the Company approve this Agreement and the Merger, in the case of the Company Board, or approve the Agreement and the Merger, including the Parent Share Issuance, in the case of the Parent Board (the “Company Board Recommendation” and the “Parent Board Recommendation,” respectively). Each of Parent and the Company and their respective boards of directors shall not (i) withhold, withdraw, modify or qualify in a manner adverse to the other party the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, (ii) fail to make the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in the Prospectus/Joint Proxy Statement, (iii) adopt, approve, recommend or endorse an Acquisition Proposal or publicly announce an intention to adopt, approve, recommend or endorse an Acquisition Proposal, (iv) fail to publicly and without qualification (A) recommend against any Acquisition Proposal or (B) reaffirm the Parent Board Recommendation, in the case of Parent, or the Company Board Recommendation, in the case of the Company, in each case within ten (10) Business Days (or such fewer number of days as remains prior to the Parent Special Meeting or the Company Special Meeting, as applicable) after an Acquisition Proposal is made public or any request by the other party to do so, or (v) publicly propose to do any of the foregoing (any of the foregoing, a “Recommendation Change”). However, subject to Section 8.01 and Section 8.02, if the Parent Board or the Company Board, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as applicable, such board of directors may, in the case of Parent, prior to the receipt of the Parent Shareholder Approval, and in the case of the Company, prior to the receipt of the Company Shareholder Approval, effect a Recommendation Change, including by submitting this Agreement to its shareholders without recommendation (although the resolutions approving this Agreement as of the date hereof may not be rescinded or amended), in which event such board of directors may communicate the basis for its Recommendation Change to its shareholders in the Joint Proxy Statement/Prospectus or an appropriate amendment or supplement thereto to the extent required by Law; provided, that such board of directors may not take any actions under this sentence unless it (A) gives the other party at least four (4) Business Days’ prior written notice of its intention to take such action and a reasonable description of the event or circumstances giving rise to its determination to take such action (including, in the event such action is taken in response to an Acquisition Proposal, the latest material terms and conditions of, and the identity of the third party making, any such Acquisition Proposal, or any amendment or modification thereof, or describe in reasonable detail such other event or circumstances) and (B) at the end of such notice period, takes into account any amendment or modification to this Agreement proposed by the other party and, after receiving the advice of its outside counsel and, with respect to financial matters, its financial advisors, determines in good faith that it would nevertheless more likely than not result in a violation of its fiduciary duties under applicable Law to make or continue to make the Parent Board Recommendation or the Company Board Recommendation, as the case may be. Any material amendment to any Acquisition Proposal will be deemed to be a new Acquisition Proposal for purposes of this Section 6.07 and will require a new notice period as referred to in this Section 6.07. Parent or the Company shall adjourn or postpone the Parent Special Meeting or the Company Special Meeting, as the case may be, if, (i) as of the time for which such meeting is originally scheduled there are insufficient shares of Parent Common Stock or Company Common Stock, as the case may be, represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if on the date of such meeting Parent or the Company, as applicable, has not received proxies representing a sufficient number of shares necessary to obtain the Parent Shareholder Approval or the Company Shareholder Approval or (ii) required by applicable Law in order to ensure that any required supplement or amendment to the Prospectus/Joint Proxy Statement required by applicable Law is provided to the shareholders of the Company or Parent, as applicable, a reasonable amount of time prior to the Company Special Meeting or the Parent Special Meeting; provided that, in the case of clause (i), without the prior written consent of the other party, neither the Company nor Parent, as applicable, shall adjourn or postpone the Company Special Meeting or the Parent Special Meeting for more than five Business Days in the case of any individual adjournment or postponement or more than 20 Business Days in the aggregate. Notwithstanding anything to the contrary herein, unless this Agreement has been terminated in accordance with its terms, (x) the Parent Special Meeting shall be convened and the Agreement and the Merger, including the Parent Share Issuance, shall be submitted to the shareholders of Parent at the Parent Special Meeting and (y) the Company Special Meeting shall be convened and this Agreement shall be submitted to the shareholders of the Company at the Company Special Meeting, and nothing contained herein shall be deemed to relieve either Parent or the Company of such obligation.

6.08 Change in Structure. Subject to the proviso in the first sentence of Section 9.02, Parent may at any time, but only with the prior written consent of the Company, change the method of effecting the combination contemplated by this Agreement; provided, however, that unless this Agreement is amended in accordance with Section 9.02, no such change shall (i) alter or change the Exchange Ratio or the amount or kind of the Merger Consideration provided for in this Agreement, (ii) adversely affect the tax consequences to shareholders of Parent or the Company with respect to the transactions contemplated by this Agreement or (iii) impede or delay in any material respect consummation of the transactions contemplated by this Agreement.

6.09 Acquisition Proposals.

(a) Each Party agrees that it will not, will cause each of its Subsidiaries not to, and will use its reasonable best efforts to cause its and their respective officers, directors, employees, agents, advisors and representatives (collectively, “Representatives”) not to, directly or indirectly, (i) initiate, solicit, knowingly encourage or knowingly facilitate inquiries or proposals with respect to any Acquisition Proposal, (ii) engage or participate in any negotiations with any person concerning any Acquisition Proposal, (iii) provide any confidential or nonpublic information or data to, or have or participate in any discussions with, any person relating to any Acquisition Proposal (except to notify a person that has made or, to the Knowledge of such Party, is making any inquiries with respect to, or is considering making, an Acquisition Proposal, of the existence of the provisions of this Section 6.09) or (iv) unless this Agreement has been terminated in accordance with its terms, approve or enter into any term sheet, letter of intent, commitment, memorandum of understanding, agreement in principle, acquisition agreement, merger agreement or other similar agreement (whether written or oral, binding or nonbinding) (other than a confidentiality agreement referred to and entered into in accordance with this Section 6.09) in connection with or relating to any Acquisition Proposal. Notwithstanding the foregoing, in the event that after the date of this Agreement and prior to the receipt of the Parent Shareholder Approval, in the case of Parent, or the Company Shareholder Approval, in the case of the Company, a Party receives an unsolicited bona fide written Acquisition Proposal, such Party may, and may permit its Subsidiaries and its and its Subsidiaries’ Representatives to, furnish or cause to be furnished confidential or nonpublic information or data and participate in such negotiations or discussions with the person making the Acquisition Proposal if the board of directors of such Party concludes in good faith (after receiving the advice of its outside counsel, and with respect to financial matters, its financial advisors) that failure to take such actions would be more likely than not to result in a violation of its fiduciary duties under applicable Law; provided, that prior to furnishing any confidential or nonpublic information permitted to be provided pursuant to this sentence, such Party shall have entered into a confidentiality agreement with the person making such Acquisition Proposal on terms no less favorable to it than the Confidentiality Agreement, which confidentiality agreement shall not provide such person with any exclusive right to negotiate with such Party. Each Party will, and will cause its Subsidiaries and Representatives to, immediately cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any person other than the other party with respect to any Acquisition Proposal. Each Party will promptly (within twenty-four (24) hours) advise the other Party following receipt of any Acquisition Proposal or any inquiry which would reasonably be expected to lead to an Acquisition Proposal, and the substance thereof (including the terms and conditions of and the identity of the person making such inquiry or Acquisition Proposal), will provide the other Party with an unredacted copy of any such

Acquisition Proposal and any draft agreements, proposals or other materials received from or on behalf of the person making such inquiry or Acquisition Proposal in connection with such inquiry or Acquisition Proposal, and will keep the other Party apprised of any related developments, discussions and negotiations on a current basis, including any amendments to or revisions of the terms of such inquiry or Acquisition Proposal. Each Party shall use its reasonable best efforts to enforce any existing confidentiality or standstill agreements to which it or any of its Subsidiaries is a Party in accordance with the terms thereof. As used in this Agreement, “Acquisition Proposal” means, with respect to a Party, other than the transactions contemplated by this Agreement, any offer, proposal or inquiry relating to, or any third-party indication of interest in, (i) any acquisition or purchase, direct or indirect, of 25% or more of the consolidated assets of such Party and its Subsidiaries or 25% or more of any class of equity or voting securities of such Party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such Party, (ii) any tender offer (including a self-tender offer) or exchange offer that, if consummated, would result in such third party beneficially owning 25% or more of any class of equity or voting securities of such Party or its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such Party, or (iii) a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving the issuance, acquisition or conversion of, or the disposition of, 25% or more of any class of equity or voting securities of a Party or one or more of its Subsidiaries whose assets, individually or in the aggregate, constitute 25% or more of the consolidated assets of such Party.

(b) Nothing contained in this Agreement shall prevent a Party or its board of directors from complying with Rules 14d-9 and 14e-2 under the Exchange Act with respect to an Acquisition Proposal; provided, that such rules will in no way eliminate or modify the effect that any action pursuant to such rules would otherwise have under this Agreement.

6.10 Takeover Laws. At all times prior to the Effective Time, Company and Parent (as to themselves) shall: (a) take all reasonable action necessary to ensure that no Takeover Law is or becomes applicable to this Agreement or the transactions contemplated hereby and thereby, including the Merger; and (b) if any Takeover Law becomes applicable to this Agreement or the transactions contemplated hereby or thereby, including the Merger, take all reasonable action necessary to ensure that the transactions contemplated by this Agreement, including the Merger, may be consummated as promptly as practicable on the terms contemplated hereby and otherwise to minimize the effect of such Takeover Law on this Agreement or the transactions contemplated hereby, including the Merger.

6.11 Certain Policies. Immediately prior to the Effective Time and provided that Parent has irrevocably confirmed in writing that all conditions to its obligations to effect the Merger have been satisfied or waived and that it will take such actions as are necessary to promptly effect the Merger, Company shall reasonably cooperate with Parent and use commercially reasonable efforts to, consistent with GAAP, the rules and regulations of the SEC and the rules and regulations of the CDFPI, FDIC and applicable banking Law, modify or change its loan, other real estate owned, accrual, reserve, Tax, litigation and real estate valuation policies and practices (including loan classifications and levels of reserves) so as to be applied on a basis that is consistent with that of Citizens; provided, however, that no such requested modification or change shall delay, impede or prevent the Closing nor constitute or be deemed to be a breach, violation of or failure to satisfy any representation, warranty, covenant, agreement, condition or other provision of this Agreement or otherwise be considered in determining whether any such breach, violation or failure to satisfy shall have occurred, or as an admission or acknowledgement by Company that any such modification or change is appropriate or required or that any financial statement or information previously provided by Company was incorrect in any respect.

6.12 Indemnification; Director’s and Officer’s Insurance.

(a) From and after the Effective Time, the Surviving Corporation shall indemnify and hold harmless each present and former director and officer of Company and its Subsidiaries (in each case, when acting in such capacity) (each an “Indemnified Party” and collectively, the “Indemnified Parties”) against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of actions or omissions occurring at or prior to the Effective Time, including the transactions contemplated by this Agreement, to the extent they are indemnified on the date hereof to the fullest extent permitted under applicable Law; and the Surviving Corporation shall also advance expenses as incurred to the fullest extent permitted under applicable Law; provided that the Indemnified Party to whom expenses are advanced provides an undertaking to repay such advances (including to Parent, as successor-in-interest to Company) if it is ultimately determined that such Indemnified Party is not entitled to indemnification. Further, to the fullest extent permitted under applicable Law, the Surviving Corporation shall assume, perform and observe the obligations of Company under the Company Articles, the Company Bylaws and the agreements in effect as of the date of this Agreement and set forth in Schedule 6.12(a) of the Company Disclosure Schedule to indemnify those Persons who are or have been at any time been directors and officers of Company for their acts and omissions occurring at or prior to the Effective Time in their capacity as directors or officers.

(b) For a period of six (6) years from the Effective Time, the Surviving Corporation shall provide that portion of director’s and officer’s liability insurance (“D&O Insurance”) that serves to reimburse the present and former officers and directors (determined as of the Effective Time) of Company with respect to claims against such directors and officers arising from facts or events which occurred at or before the Effective Time, which D&O Insurance shall contain at least the same coverage and amounts, and contain terms and conditions no less advantageous to such officers and directors, as that coverage currently provided by Company; provided, however, that in no event shall the Surviving Corporation be required to expend in the aggregate for such six (6)-year period more than 300% of the current amount expended on an annual basis by Company to maintain or procure such D&O Insurance; provided, further, that if the Surviving Corporation is unable to maintain or obtain the D&O Insurance called for by this Section 6.12, Parent or the Surviving Corporation shall obtain as much comparable insurance as is available at a cost in the aggregate for such six (6)-year period up to 300% of the current annual premium; provided, further, that officers and directors of Company may be required to make application and provide customary representations and warranties to Parent or the Surviving Corporation’s insurance carrier for the purpose of obtaining such D&O Insurance. In lieu of the foregoing, the Company may, in consultation with Parent (or upon the request of Parent, the Company shall use its reasonable best efforts to), purchase, at or prior to the Effective Time, a six (6)-year prepaid “tail” policy on terms and conditions providing substantially equivalent benefits as the current policies of the directors’ and officers’ liability insurance maintained by the Company and its Subsidiaries with respect to matters arising at or prior to the Effective Time, covering without limitation the Merger and the other transactions contemplated hereby, at an aggregate cost up to but not exceeding 300% of the current annual premium for such insurance (or as much comparable insurance as is available at a cost in the aggregate for such six (6) year period up to 300% of the current annual premium). If such prepaid “tail” policy has been obtained prior to the Effective Time, Parent shall cause such policy to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by Parent and the Surviving Corporation, and no other party shall have any further obligation to purchase or pay for insurance pursuant to this Section 6.12(b). If Parent or the Surviving Corporation or any of its successors or assigns shall (i) consolidate with or merge into any other corporation or entity and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfer all or substantially all of its properties and assets to any other Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent and the Surviving Corporation shall assume the obligations set forth in this Section 6.12. The provisions of this Section 6.12 are (i) intended to be for the benefit of, and will be enforceable by, each Indemnified Party and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Indemnified Person may have by contract or otherwise.

(c) Any Indemnified Party wishing to claim indemnification under Section 6.12(a), upon learning of any claim, action, suit, proceeding or investigation described above, will promptly notify Parent or the Surviving Corporation thereof; provided that failure to so notify will not affect the obligations of Parent or the Surviving Corporation under Section 6.12(a) unless and to the extent that Parent or the Surviving Corporation is actually and materially prejudiced as a consequence. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) Parent or the Surviving Corporation shall have the right to assume the defense thereof and Parent and the Surviving Corporation shall not be liable to such Indemnified Party for any legal expenses or other counsel or any other expenses subsequently incurred by such Indemnified Party in connection with the defense thereof; provided, however, that none of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any Claim for which indemnification has been sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Claim or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent, (ii) the Indemnified Party will cooperate in the defense of any such matter, and (iii) Parent and the Surviving Corporation shall not be liable for any settlement effected without its prior written consent, which consent shall not be unreasonably withheld or delayed; provided, however, that Parent and the Surviving Corporation shall not have any obligation hereunder to any Indemnified Party if and when a court of competent jurisdiction shall ultimately determine, and such determination shall have become final, that the indemnification of such Indemnified Party in the manner contemplated hereby is prohibited by applicable Law.

6.13 Employee Benefit Plans.

(a) Except as otherwise provided in this Agreement or pursuant to the terms of such Employee Benefit Plans, on the Closing Date, the active participation of the employees of Company and its Subsidiaries who become employees of Parent or Citizens on the Closing Date (such employees, the “Continuing Employees”) in all broad-based Employee Benefit Plans of Company (but not any supplemental executive retirement agreement or split dollar life insurance agreement listed in Items 30 or 32 of Section 4.11(a) of the Company Disclosure Schedule or any retention or consulting agreement entered into as permitted under Section 6.01(g) of the Company Disclosure Schedule) will be discontinued and the Continuing Employees shall become eligible for the employee benefit plans of Citizens beginning on the Closing Date (or, if later, the date on which the applicable Employee Benefit Plan terminates as requested by Parent prior to the Closing Date) on the same terms as such plans and benefits are generally offered from time to time to employees of Citizens in comparable positions with Citizens and taking into account the prior service of the Continuing Employees with the Company (and its predecessor entities) as set forth in Section 6.13(c); provided, however, that Continuing Employees (other than employees of Company who have employment agreements with Company that are in effect as of the date hereof as listed on Section 4.11(a) of the Company Disclosure Schedule) whose employment is terminated within one year following the Closing Date (other than for cause) shall receive severance benefits in accordance with Company’s severance policy as set forth on Section 6.13(a) of the Company Disclosure Schedule. During the one (1) year period following the Closing Date, Parent shall provide each Continuing Employee with an annual base salary or wages that is, in each case, no less than the annual base salary or wage rate in effect for such Continuing Employee prior to the Effective Time.

(b) Effective as of a date no later than the day immediately preceding the Closing Date and contingent upon the occurrence of the Closing, Company shall terminate the Heritage Commerce Corp 401(k) Savings Plan (the “Company 401(k) Plan”) and shall provide Parent with evidence that the Company 401(k) Plan has been terminated (effective no later than the day immediately preceding the Closing Date) pursuant to resolutions of the Company Board (or the appropriate authorized committee) or take such other action with respect to the Company 401(k) Plan as Parent shall reasonably request. The form and substance of such resolutions shall be subject to the review and reasonable timely approval of Parent. Company shall also take such other actions in furtherance of terminating the Company 401(k) Plan as Parent may reasonably require, with all such actions to be contingent upon the occurrence of the Closing. Parent shall cause Citizens to take any actions necessary to allow the former participants in the Company 401(k) Plan who become eligible to participate in the CVB Financial Corp. 401(k) & Profit Sharing Plan (“Parent’s 401(k) Plan”) to make direct rollover contributions of their distributions (including the direct rollover of notes in respect of plan loans in connection with the direct rollover of the entire balance in the participant’s Company 401(k) Plan accounts) from the Company 401(k) Plan to Parent’s 401(k) Plan in accordance with the terms and conditions of Parent’s 401(k) Plan.

(c) For purposes of determining Continuing Employees’ eligibility and vesting (but not for benefit accruals under any defined benefit retirement plan or retiree medical or similar retirement or retiree benefit plan, policy or arrangement) under the employee benefit plans of Citizens (excluding for the avoidance of doubt any Employee Benefit Plan) and entitlement to severance benefits and vacation entitlement (to the extent permitted by applicable Law), Parent shall cause Citizens to recognize such Continuing Employees’ prior service with Company as recognized by the Company for similar plans beginning on the date such Continuing Employees commenced employment with Company (or any predecessor entity to the extent recognized by the Company) through the Closing Date.

(d) The Heritage Commerce Corp Employee Stock Ownership Plan (the “Company ESOP”) shall be terminated effective as of immediately prior to, and contingent upon the occurrence of, the Effective Time. The Company and Parent shall take any and all actions as may be required to permit the Continuing Employees who are then actively employed to make rollover contributions of “eligible rollover distributions” (within the meaning of Section 401(a)(31) of the Code) from the Company ESOP to Parent’s 401(k) Plan in the form of cash only; the cash equivalent of the value of such Parent Common Stock may be rolled over to Parent’s 401(k) Plan, but Parent’s 401(k) Plan will not accept rollover contributions of Parent Common Stock. The Company shall provide Parent with evidence that the Company ESOP has been terminated contingent upon the occurrence of the Closing pursuant to resolutions of the Company Board (or the appropriate authorized committee), with the form and substance of such resolutions to be subject to the review and reasonable and timely approval of Parent. Prior to the Closing, Company shall also take such other actions in furtherance of terminating the Company ESOP as Parent may reasonably request, with all such actions to be contingent upon the occurrence of the Closing.

(e) Subject to the requirements of applicable Law, effective as of the date(s) that Continuing Employees become eligible to participate in Parent Benefit Plans (with the eligibility date under the Parent Benefit Plans to be the Closing Date if the similar Employee Benefit Plan is discontinued as of the Closing Date, it being understood that the Parties intend that no Continuing Employee will have a gap in continuous coverage in the transition from an Employee Benefit Plan to any similar Parent Benefit Plan, Parent shall take commercially reasonable actions to cause the group health plan maintained by Citizens or an Affiliate thereof, and applicable insurance carriers, third party administrators and any other third parties to (i) waive any evidence of insurability requirements, waiting periods, and any limitations as to preexisting medical conditions under the group health plan applicable to Continuing Employees and their spouses and eligible dependents (but only to the extent that such preexisting condition limitations did not apply or were satisfied under the group health plan maintained by Company prior to the Closing); and (ii) provide Continuing Employees with credit, for the calendar year in which the Closing occurs, for the amount of any out-of-pocket expenses and copayments or deductible expenses that are incurred by them and their spouses and eligible dependents during the calendar year in which the Closing occurs under a group health plan maintained by Company or any of its Subsidiaries.

(f) Subject to the requirements of applicable law, each Continuing Employee whose employment continues with Parent from and after the Effective Time shall be eligible to receive the following: (i) an annual bonus under the Company’s cash incentive plans and programs in respect of the 2026 performance year, based on the amount accrued by the Company through the Closing Date, and pro-rated for the number of days in 2026 occurring through the Closing Date divided by 365 (the “Pre-Closing Bonus”), plus (ii) an annual bonus opportunity in respect of the portion of the 2026 performance year following the Closing Date pursuant to a cash incentive compensation plan of Parent or any of its Subsidiaries (the “Post-Closing Bonus”). Any such bonus under this Section 6.13(f) (for the avoidance of doubt, including the Pre-Closing Bonus and the Post-Closing Bonus) shall be payable on the earlier of (A) the payment date on which Parent pays its bonuses in 2027 for similarly situated employees, and (B) the date on which any such Continuing Employee’s employment is terminated by Parent and its Subsidiaries without cause (for clarity, with the Pre-Closing Bonus calculated based on the amount accrued by the Company through the Closing Date and payable on such termination without cause regardless of whether a Post-Closing Bonus is payable). The aggregate amount of the Pre-Closing Bonus shall not exceed 105% in the aggregate of the amount of annual bonuses paid by the Company and its Subsidiaries for the year ended December 31, 2025 (on a pro-rated basis), and shall be not less than the amount determined by the Company prior to the Closing Date based on the Company’s performance through such date.

(g) Effective upon the Closing Date, to the extent permitted under the terms of the such Employee Benefit Plan without the consent of the participant and subject to Section 409A of the Code, including the aggregation rules under Treasury Regulations Section 1.409A-1(c)(2), the Company will use commercially reasonable efforts to terminate the Heritage Commerce Corp Nonqualified Deferred Compensation Plan (the “Company Deferred Compensation Plan”) and each deferral agreement and election thereunder in accordance with Treasury Regulations Section 1.409A-3(j)(4)(ix)(B), together with any other nonqualified deferred compensation plans (as defined for purposes of Code Section 409A) of the Company that would be considered a single plan with the Company Deferred Compensation Plan under Treasury Regulations Section 1.409A-1(c)(2) with respect to any Company employee or other service provider, and effective as of the Closing Date, Parent or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) shall value the interests of all participants and beneficiaries and make lump sum payments of any and all benefits under the Company Deferred Compensation Plan and each such other terminated plan on the Closing Date or as soon as practicable thereafter.

(h) Without limiting the generality of Section 9.08, the provisions of this Section 6.13 are solely for the benefit of the Parties to this Agreement, and no current or former employee, independent contractor or any other individual associated therewith shall be regarded for any purpose as a third-party beneficiary of this Agreement. In no event shall the terms of this Agreement be deemed to (i) establish, amend, or modify any employee benefit plan, program, agreement or arrangement maintained or sponsored by Parent, Company or any of their respective Affiliates; (ii) alter or limit the ability of Parent or any of its Subsidiaries (including, after the Closing Date, the Surviving Corporation and its Subsidiaries) to amend, modify or terminate any Employee Benefit Plan, Parent Benefit Plan, employment agreement or any other benefit or employment plan, program, agreement or arrangement after the Closing Date; (iii) confer upon any current or former employee, independent contractor or other service provider any right to employment or continued employment or continued service with Parent or any of its Subsidiaries (including, following the Closing Date, the Surviving Corporation and its Subsidiaries); or (iv) create an employment or other agreement with any employee, independent contractor or other service provider. No provision of this Agreement will be deemed to change the “at will” status of any Continuing Employee.

6.14 Notification of Certain Matters. Each of Company and Parent shall give prompt notice to the other of any fact, event or circumstance known to it that (i) is reasonably likely, individually or taken together with all other facts, events and circumstances known to it, to result in a Company Material Adverse Effect or Parent Material Adverse Effect, as the case may be; or (ii) would cause or constitute a material breach of any of its representations, warranties, covenants or agreements contained herein, provided, that the failure of Company or Parent to comply with this Section 6.14 shall not be given any effect for purposes of determining whether the conditions set forth in Article 7 have been satisfied.

6.15 Third-Party Agreements.

(a) The Parties shall use commercially reasonable efforts to obtain (i) the consents or waivers required to be obtained from any third parties in connection with the Mergers and the other transactions contemplated hereby (in such form and content as mutually agreed by the Parties) promptly after the date of this Agreement; and (ii) the cooperation of such third parties (including at Parent’s request, with respect to the termination of Contracts following the Effective Time) to effect a smooth transition in accordance with the Parties’ timetable at or after the Effective Time.

(b) Without limiting the generality of Section 6.15(a), Company shall use all commercially reasonable efforts to reasonably cooperate with Parent to establish a mutually agreeable project plan to support, implement and effectuate the conversion and to assist in performing all tasks reasonably required to result in a successful conversion of the data and other files and records of Company and its Subsidiaries to Parent’s production environment, in such a manner sufficient to ensure that a successful conversion will occur at the time (on or after the Effective Time) mutually agreed by the Parties, including the complete and accurate delivery of data in all material respects that is required in connection therewith and the taking of such actions as shall be reasonably necessary to correct identified deficiencies or discrepancies in all material respects in such data, subject to any applicable Laws, including Laws regarding the exchange of information and other Laws regarding competition.

(c) Parent agrees that all actions taken pursuant to this Section 6.15 shall be taken in a manner intended to minimize disruption to the customary business activities of Company and its Subsidiaries and that any costs or expenses incurred by Company at the request of Parent pursuant to this Section 6.15 shall not constitute Transaction Costs.

(d) Parties shall use their commercially reasonable efforts to obtain the consents, approvals or waivers from the agreements set forth in Section 6.15(d) of Company Disclosure Schedule and lessor estoppel certificates, in a form reasonably satisfactory to Parent, to all of Company Leased Properties not later than five (5) calendar days prior to the Closing Date.

6.16 Nasdaq Listing. Prior to the Closing Date, Parent shall file with Nasdaq any required notices or forms with respect to the shares of Parent Common Stock to be issued in the Merger and cause such shares of Parent Common Stock to be approved for listing on Nasdaq.

6.17 Press Releases. Company and Parent shall consult with each other before issuing any press release with respect to the Merger and this Agreement (except with respect to a Recommendation Change, subject to compliance with Section 6.07) and shall not issue any such press release or make any such public statements or announcements without the prior consent of the other Party, which consent shall not be unreasonably withheld or delayed; provided, however, that a Party may, without the prior consent of the other Party (but after such consultation, to the extent practicable in the circumstances), issue such press release or make such public statements or announcement as may, upon the advice of outside counsel, be required by Law or the rules or regulations of Nasdaq or the SEC or which are otherwise consistent with other releases, announcements or statements made after the date of this Agreement in compliance with this Section 6.17. Company and Parent shall cooperate to develop all public announcement materials and make appropriate management available at presentations related to the transactions contemplated by this Agreement as reasonably requested by the other Party.

6.18 Dividends. After the date of this Agreement, the Parties shall coordinate the declaration of any dividends in respect of Company Common Stock and Parent Common Stock and the record dates and payment dates relating thereto, it being the intention of the parties that holders of Company Common Stock shall not receive two dividends, or fail to receive one dividend, in any quarter with respect to their shares of Company Common Stock and any shares of Parent Common Stock any such holder receives in exchange therefor in the Merger.

6.19 Corporate Governance1.2 . Prior to the Effective Time, and subject to applicable Law, the Parent Board shall take all actions reasonably necessary to cause (i) Mr. R. Clay Jones to be appointed as President of Parent and Citizens effective as of the Effective Time and the Bank Merger Effective Time, respectively, and (ii) two (2) directors of the Company immediately prior to the Effective Time mutually agreed to by Parent and the Company to be appointed to the Parent Board and the Citizens Board effective as of the Effective Time and the Bank Merger Effective Time, respectively (such appointed directors, the “Company Designated Directors”).

6.20 Exemption from Liability Under Rule 16(b)-3. Parent and Company agree that, in order to most effectively compensate and retain Company Insiders, both prior to and after the Effective Time, it is desirable that Company Insiders not be subject to a risk of liability under Section 16(b) of the Exchange Act to the fullest extent permitted by applicable Law in connection with, to the extent provided for in this Agreement, the conversion of Company Common Stock, Shares subject to Company Options and Company Stock Awards into Parent Common Stock, in connection with the Merger, and for that compensatory and retentive purpose agree to the provisions of this Section 6.20, the Company shall deliver to Parent in a reasonably timely fashion prior to the Effective Time accurate information regarding those officers and directors of the Company subject to the reporting requirements of Section 16(a) of the Exchange Act (the “Company Insiders”), and the Board of Directors of Parent and of the Company, or a committee of non-employee directors thereof (as such term is defined for purposes of Rule 16b-3(d) under the Exchange Act), shall reasonably promptly thereafter, and in any event prior to the Effective Time, take all such steps as may be required to cause (in the case of the Company) any dispositions of Company Common Stock, Shares subject to Company Options or Company Stock Awards by the Company Insiders, and (in the case of Parent) any acquisitions of Parent Common Stock by any Company Insiders who, immediately following the Merger, will be officers or directors of the Surviving Corporation subject to the reporting requirements of Section 16(a) of the Exchange Act, in each case pursuant to the transactions contemplated by this Agreement, to be exempt from liability pursuant to Rule 16b-3 under the Exchange Act to the fullest extent permitted by applicable Law.

6.21 Shareholder Litigation and Protests. Parent and Company shall each promptly notify the other Party in writing of any threatened or commenced shareholder litigation, or of any claim or community-based protests that is threatened or asserted and reasonably expected to become the subject of litigation or regulatory review or filings with any Governmental Authority, against the notifying Party, Subsidiaries or Affiliates and each of Parent and Company shall promptly notify the other Party of any legal action, suit or proceedings or judicial, administrative or governmental investigation, pending or, to the Knowledge of the notifying Party, threatened against the notifying Party (or any of its Subsidiaries), in each case, that questions the validity of this Agreement or relates to the transactions contemplated hereby, or any actions taken or to be taken by the notifying Party pursuant hereto or seeks to enjoin, materially delay or otherwise restrain the consummation of the transactions contemplated hereby or thereby. Each of Parent and Company shall give the other Party the opportunity to participate in the defense or settlement of any shareholder litigation against such Party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement. None of Parent, the Company, or any of their respective Subsidiaries, may enter into any settlement agreement in respect of any shareholder litigation against such Party or its directors or officers relating to the Merger or the other transactions contemplated by this Agreement without such other Party’s prior written consent (such consent not to be unreasonably withheld or delayed). For purposes of this Section 6.21, “participate” means that the non-litigating Party will be kept apprised of the proposed strategy and other significant decisions with respect to the litigation by the litigating Party (to the extent the attorney-client privilege, work product or other similar privilege between the litigating party and its counsel is not undermined or otherwise affected and to the extent permitted by law), and the non-litigating Party may offer comments or suggestions with respect to the litigation but will not be afforded any decision-making power or other authority over the litigation except for the settlement consent set forth above.

6.22 Treatment of Company Debt. At the Effective Time of the Merger (or the effective time of the Bank Merger for any debt of Heritage Bank), Parent, or Citizens, as applicable, shall assume the due and punctual performance and observance of the covenants and other obligations to be performed by the Company or Heritage Bank, as applicable, under the definitive documents governing the then-outstanding indebtedness and other instruments related thereto, including those set forth on Section 6.22 of the Company Disclosure Schedule, including the due and punctual payment of the principal of (and premium, if any) and interest thereon, to the extent required and permitted thereby. In connection therewith, (a) Parent shall, and shall cause Citizens to, cooperate and use reasonable best efforts to execute and deliver any supplemental indentures, if applicable, and (b) the Company shall, and shall cause Heritage Bank to, cooperate and use reasonable best efforts to execute and deliver any officer’s certificates or other documents and to provide any opinions of counsel to the trustee thereof, in each case, required to make such assumption effective as of the Effective Time, or the effective time of the Bank Merger, as applicable.

6.23 Transaction Costs. No later than five (5) Business Days prior to the Closing Date, the Company shall prepare and submit to Parent an estimated calculation of all Transaction Costs, certified by the Company’s Chief Financial Officer together with an estimate of the calculation of Common Equity Tier 1 Capital. On or prior to the Closing Date (A) the Company shall prepare and submit a final calculation of such Transaction Costs and Common Equity Tier 1 Capital to Parent, (B) the Company shall accrue and pay (effective as of immediately prior to the Effective Time) the amount of such Transaction Costs as calculated above, and (C) the Company shall use its commercially reasonable efforts to request from such advisors a release of the Company, Parent, the Surviving Corporation and Surviving Bank from liability, or shall advise them in writing that, upon payment in full of such amounts, they shall have no liability for any fees or expenses to such advisors incurred for services rendered prior to the Closing Date.

6.24 Restructuring Efforts. If either Company or Parent shall have failed to obtain the Company Shareholder Approval or the Parent Shareholder Approval at the duly convened Company Special Meeting or Parent Special Meeting, as applicable, or any adjournment or postponement thereof, and this Agreement is not otherwise terminated in accordance with its terms, each of the Parties shall in good faith use its reasonable best efforts to negotiate a restructuring of the transactions contemplated by this Agreement (provided, however, that no Party shall have any obligation to agree to (i) alter or change any material term of this Agreement, including the Exchange Ratio or the amount or kind of the Merger Consideration, in a manner adverse to such party or its shareholders; or (ii) adversely affect the Tax treatment of the Merger with respect to such Party or its shareholders); and/or resubmit this Agreement and the transactions contemplated hereby (or as restructured pursuant to this Section 6.24) to its shareholders for approval.

ARTICLE 7

CONDITIONS TO CONSUMMATION OF THE MERGER

7.01 Conditions to Each Party’s Obligation to Effect the Merger. The respective obligation of each Party to effect the Merger is subject to the satisfaction or written waiver at or prior to the Effective Time of each of the following conditions:

(a) Shareholder Approvals. The Company Shareholder Approval and Parent Shareholder Approval shall have been obtained.

(b) Regulatory Approvals. (i) All Requisite Regulatory Approvals shall have been obtained and shall remain in full force and effect and all statutory waiting periods in respect thereof shall have expired or been terminated, and (ii) no such Requisite Regulatory Approval shall have resulted in the imposition of any Materially Burdensome Regulatory Condition.

(c) Registration Statement. The Registration Statement shall have become effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued, and no proceedings for that purpose shall have been initiated or be threatened, by the SEC.

(d) Nasdaq Listing. The shares of Parent Common Stock to be issued in the Merger pursuant to this Agreement shall have been approved for listing on the Nasdaq and no further action shall be required to authorize the listing of such shares of Parent Common Stock.

(e) No Injunction. No Governmental Authority of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law (whether temporary, preliminary or permanent) that is in effect and restrains, enjoins or otherwise prohibits consummation of the Merger or the other transactions contemplated by this Agreement.

7.02 Conditions to Obligation of Company. The obligation of Company to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following additional conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Parent set forth in Section 5.01(a) (Corporate Organization), Section 5.03(a) and (b)(i) (Authority; No Violation), Section 5.07 (Broker’s Fees), Section 5.12 (State Takeover Laws) and Section 5.14 (Opinion), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), in each case, after giving effect to the lead-in to Article 5;

(ii) The representations and warranties of Parent set forth in the second and third sentence of Section 5.02 (Capitalization), shall be (except to a de minimis extent) true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), in each case, after giving effect to the lead-in to Article 5;

(iii) The representations and warranties of Parent set forth in Section 5.08 (No Parent Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, after giving effect to the lead-in to Article 5; and

(iv) The representations and warranties of Parent set forth in this Agreement (other than the representations and warranties that are the subject of clause (i), (ii) and (iii) of this Section 7.02(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “Parent Material Adverse Effect” or similar qualifiers contained in any such representations and warranties, but in each case, after giving effect to the lead-in to Article 5) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iii), where the failure of any such representations and warranties to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have, a Parent Material Adverse Effect.

(b) Performance of Obligations of Parent. Parent shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Company shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Parent certifying that the conditions specified in Sections 7.02(a) and 7.02(b).

(d) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had a Parent Material Adverse Effect.

(e) Agreements of Directors. Company shall have received, as of the date of this Agreement, a Voting Agreement in the form of Exhibit A-2 executed and delivered by each member of the Parent Board.

(f) Employment Matters. Company shall have received, prior to the date of this Agreement, a definitive offer letter from Parent or Citizens to Mr. Jones providing that Mr. Jones shall serve as President of the Surviving Corporation and the Surviving Bank following consummation of the Mergers, subject to the terms therein, and the definitive employment agreement (in the form referred to in the offer letter) will have been entered into between Mr. Jones and Parent prior to the Closing to be effective upon the occurrence of the Effective Time (the “Jones Employment Agreement”).

(g) Tax Opinion. Company shall have received the opinion of Wachtell, Lipton, Rosen & Katz (“Wachtell”), counsel to Company, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for U.S. federal income tax purposes as a “reorganization” within the meaning of Section 368(a) of the Code. In rendering its opinion, Wachtell may require and rely upon reasonable and customary representations contained in letters from each of Company, Citizens and Parent.

7.03 Conditions to Obligation of Parent. The obligation of Parent to consummate the Merger is also subject to the fulfillment or written waiver prior to the Effective Time of each of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Company set forth in Sections 4.01(a) (Corporate Organization), Section 4.03(a) and (b)(i) (Authority; No Violation), 4.07 (Broker’s Fees), 4.10 (State Takeover Laws; No Dissenters Rights) and 4.13 (Opinion), shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), in each case, after giving effect to the lead-in to Article 4;

(ii) The representations and warranties of Company set forth in the second and third sentence of Section 4.02(a) (Capitalization), the first sentence of Section 4.02(b) (Capitalization) and the first sentence of Section 4.02(c) (Capitalization), shall be (except to a de minimis extent) true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), in each case, after giving effect to the lead-in to Article 4;

(iii) The representations and warranties of Company set forth in Section 4.08(b) (No Company Material Adverse Effect) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date, in each case, after giving effect to the lead-in to Article 4; and

(iv) The representations and warranties of Company set forth in this Agreement (other than the representations and warranties that are the subject of clauses (i), (ii) and (iii) of this Section 7.03(a)) shall be true and correct in all respects (without giving effect to any “materiality,” “Company Material Adverse Effect” or similar qualifiers contained in any such representations and warranties, but in each case, after giving effect to the lead-in to Article 4) as of the date of this Agreement and as of the Closing Date as though made on and as of the Closing Date (unless any such representation or warranty is made only as of a specific date, in which event such representation and warranty shall be so true and correct as of such specified date), except, in the case of this clause (iv), where the failure of any such representations and warranties to be so true and correct, in the aggregate, has not had, and would not reasonably be expected to have, a Company Material Adverse Effect.

(b) Performance of Obligations of Company. Company shall have performed in all material respects all covenants and obligations required to be performed by it under this Agreement at or prior to the Effective Time.

(c) Officer’s Certificate. Parent shall have received at the Closing a certificate dated the Closing Date and validly executed on behalf of Company by the Chief Executive Officer or the Chief Financial Officer of Company certifying that the conditions specified in Sections 7.03(a) and 7.03(b).

(d) Minimum Financial Measures. Each of the following minimum financial threshold amounts, as disclosed in the applicable Company SEC Report or Company earnings release, has been met as of the Measurement Date:

(i) Common Equity Tier 1 Capital shall be equal to or greater than the Common Equity Tier 1 Capital Benchmark;

(ii) Total Non-Interest Bearing Deposits shall be equal to or greater than the Total Non-Interest Bearing Deposits Benchmark;

(iii) Total Loans shall be equal to or greater than the Total Loans Benchmark; and

(iv) Total Deposits shall be equal to or greater than the Total Deposits Benchmark.

(e) No Material Adverse Effect. Since the date hereof, no event shall have occurred or circumstance arisen that, individually or taken together with all other facts, circumstances or events, has had a Company Material Adverse Effect.

(f) Tax Opinion. Parent shall have received the opinion of Manatt, Phelps & Phillips, LLP, counsel to Parent, dated the Closing Date, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the Merger will qualify for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code. In rendering its opinion, Manatt, Phelps & Phillips, LLP may require and rely upon reasonable and customary representations contained in letters from each of Company, Citizens, Parent and Heritage Bank.

(g) Employment Matters. Parent and Mr. R. Clay Jones shall have entered into the Jones Employment Agreement consistent with the applicable terms of the offer letter and providing that Mr. Jones shall serve as President of the Surviving Corporation and the Surviving Bank following consummation of the Mergers, subject to the terms set forth therein, to be effective upon the occurrence of the Effective Time.

(h) Agreements of Directors and Certain Officers and Employees. Parent shall have received, as of the date of this Agreement:

(i) a Voting Agreement in the form of Exhibit A-1 executed and delivered by each member of the Company Board;

(ii) a Non-Solicitation and Non-Disclosure Agreement in substantially the form of Exhibit B-1 executed and delivered by certain non-employee directors of the Company Board identified on Section 7.03(h)(ii) of the Parent Disclosure Schedule; and

(iii) a Non-Solicitation and Non-Disclosure Agreement and Release in substantially the form of Exhibit B-2 executed and delivered by each of the officers of Company identified on Section 7.03(h)(iii) of the Parent Disclosure Schedule.

(i) FIRPTA Certificate. Company shall have delivered to Parent a properly executed statement from Company meeting the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h)(1), dated as of the Closing Date.

(j) Accountant Information. Company shall have delivered to Parent the calculations contemplated by Section 4.11(k).

ARTICLE 8

TERMINATION

8.01 Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after receipt of the Parent Shareholder Approval or the Company Shareholder Approval:

(a) by mutual consent of Parent and Company at any time in a written instruction authorized by Parent Board and Company Board;

(b) by action of the Company Board or Parent Board, in the event that the Merger is not consummated by January 15, 2027 (the “Outside Date”), except to the extent that the failure of the Merger then to be consummated arises out of or results from the knowing action or inaction of the Party seeking to terminate pursuant to this Section 8.01(b) which action or inaction is in violation of its obligations under this Agreement;

(c) by action of the Company Board or Parent Board if the approval of any Governmental Authority required for consummation of the Merger or the other transactions contemplated by this Agreement shall have been denied by final and nonappealable action of such Governmental Authority, or an application thereof shall have been permanently withdrawn by mutual agreement of Parent and Company at the request or suggestion of a Governmental Authority; provided, however, that no Party shall have the right to terminate this Agreement pursuant to this Section 8.01(c) if such denial shall be due to the failure of the Party seeking to terminate this Agreement to perform or observe the covenants of such Party under this Agreement;

(d) by either Parent or the Company (provided, that the terminating party is not then in material breach of any representation, warranty, obligation, covenant or other agreement contained herein) if there shall have been a breach of any of the obligations, covenants or agreements or any of the representations or warranties (or any such representation or warranty shall cease to be true) set forth in this Agreement on the part of the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, which breach or failure to be true, either individually or in the aggregate with all other breaches by such party (or failures of such representations or warranties to be true), would constitute, if occurring or continuing on the Closing Date, the failure of a condition set forth in Section 7.02, in the case of a termination by Company, or Section 7.03, in the case of a termination by Parent, and which is not cured within thirty (30) days following written notice to the Company, in the case of a termination by Parent, or Parent, in the case of a termination by the Company, or by its nature or timing cannot be cured during such period (or such fewer days as remain prior to the Termination Date);

(e) by the Company prior to such time as the Parent Shareholder Approval is obtained, if (i) Parent or the Parent Board shall have made a Recommendation Change or (ii) Parent or the Parent Board shall have breached its obligations under Section 6.07 or 6.09 in any material respect;

(f) by Parent prior to such time as the Company Shareholder Approval is obtained, if (i) the Company or the Company Board shall have made a Recommendation Change or (ii) the Company or the Company Board shall have breached its obligations under Section 6.07 or 6.09 in any material respect.

8.02 Effect of Termination.

(a) In the event of termination of this Agreement by either Parent or the Company as provided in Section 8.01, this Agreement shall forthwith become void and have no effect, and none of Parent, the Company, any of their respective Subsidiaries or any of the officers or directors of any of them shall have any liability of any nature whatsoever hereunder, or in connection with the transactions contemplated hereby, except that (i) Section 6.04(b), Section 6.17, this Section 8.02, Section 8.03, and Sections 9.01 through 9.09 shall survive any termination of this Agreement, and (ii) notwithstanding anything to the contrary contained in this Agreement, neither Parent nor the Company shall be relieved or released from any liabilities or damages arising out of its willful and material breach of any provision of this Agreement.

(b)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Company Board or senior management of the Company or shall have been made directly to the shareholders of the Company generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Company Special Meeting) an Acquisition Proposal, in each case with respect to the Company, and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b) without the Company Shareholder Approval having been obtained (and all other conditions set forth in Sections 7.01 and 7.03 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by Parent pursuant to Section 8.01(d) as a result of a willful breach by the Company, and (B) prior to the date that is twelve (12) months after the date of such termination, the Company enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then the Company shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay Parent, by wire transfer of same-day funds, a fee equal to $32,450,000 (the “Termination Fee”); provided, that for purposes of this Section 8.02(b)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by Parent pursuant to Section 8.01(f), then the Company shall pay Parent, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(c)

(i) In the event that after the date of this Agreement and prior to the termination of this Agreement, a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the Parent Board or senior management of Parent or shall have been made directly to the shareholders of Parent generally or any person shall have publicly announced (and not withdrawn at least two (2) Business Days prior to the Parent Special Meeting) an Acquisition Proposal, in each case with respect to Parent, and (A) (x) thereafter this Agreement is terminated by either Parent or the Company pursuant to Section 8.01(b) without the Parent Shareholder Approval having been obtained (and all other conditions set forth in Sections 7.01 and 7.02 were satisfied or were capable of being satisfied prior to such termination) or (y) thereafter this Agreement is terminated by the Company pursuant to Section

8.01(d) as a result of a willful breach by Parent, and (B) prior to the date that is twelve (12) months after the date of such termination, Parent enters into a definitive agreement or consummates a transaction with respect to an Acquisition Proposal (whether or not the same Acquisition Proposal as that referred to above), then Parent shall, on the earlier of the date it enters into such definitive agreement and the date of consummation of such transaction, pay the Company, by wire transfer of same-day funds, the Termination Fee; provided, that for purposes of this Section 8.02(c)(i), all references in the definition of Acquisition Proposal to “25%” shall instead refer to “50%”.

(ii) In the event that this Agreement is terminated by the Company pursuant to Section 8.01(e), then Parent shall pay the Company, by wire transfer of same-day funds, the Termination Fee within two (2) Business Days of the date of termination.

(d) Notwithstanding anything to the contrary herein, but without limiting the right of any Party to recover liabilities or damages to the extent permitted herein, in no event shall either Party be required to pay the Termination Fee more than once.

(e) Each of Parent and the Company acknowledges that the agreements contained in this Section 8.02 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the other Party would not enter into this Agreement; accordingly, if Parent or the Company, as the case may be, fails promptly to pay the amount due pursuant to this Section 8.02, and, in order to obtain such payment, the other Party commences a suit which results in a judgment against the non-paying party for the Termination Fee or any portion thereof, such non-paying Party shall pay the costs and expenses of the other Party (including attorneys’ fees and expenses) in connection with such suit. In addition, if Parent or the Company, as the case may be, fails to pay the amounts payable pursuant to this Section 8.02, then such Party shall pay interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the “prime rate” published in The Wall Street Journal on the date on which such payment was required to be made for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full.

8.03 Fees and Expenses.

(a) All fees and expenses incurred in connection with the Merger, this Agreement, and the transactions contemplated by this Agreement shall be paid by the Party incurring such fees or expenses, whether or not the Merger is consummated, except as otherwise provided in Section 8.02; provided, that the costs and expenses of printing and mailing the Prospectus/Joint Proxy Statement shall be borne equally by Parent and Company.

ARTICLE 9

MISCELLANEOUS

9.01 Survival. None of the representations, warranties, covenants and agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, and agreements, shall survive the Effective Time other than Sections 6.12, 6.20 and Article 9 herein and for those covenants and agreements which by their terms apply in whole or in part after the Effective Time.

9.02 Amendment. This Agreement may be amended by the Parties, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by their respective shareholders, as applicable, of the Company or Parent; provided, however, that after the receipt of the Parent Shareholder Approval or the Company Shareholder Approval, there may not be, without further approval of such shareholders, as applicable, any amendment of this Agreement that requires further approval of such shareholders, as applicable, under applicable Law. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

9.03 Counterparts. This Agreement may be executed in one or more counterparts (including by facsimile), each of which shall be deemed to constitute an original, but all of which together shall constitute one and the same instrument.

9.04 Extension; Waiver. At any time prior to the Effective Time, the Parties, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (a) extend the time for the performance of any of the obligations or other acts of the other Party, (b) waive any inaccuracies in the representations and warranties of the other party contained in this Agreement or (c) waive compliance with any of the agreements or conditions of the other Party contained in this Agreement; provided that after the receipt of the Company Shareholder Vote or the Parent Shareholder Vote, there may not be, without further approval of the shareholders of Company or Parent, as applicable, any extension or waiver of this Agreement or any portion thereof that requires such further approval under applicable Law. Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such Party, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

9.05 Governing Law. This Agreement shall be deemed to be made in and in all respects shall be interpreted, construed and governed by and in accordance with the Laws of the State of California, without regard to the conflict of law principles thereof.

9.06 Jurisdiction. Each Party agrees that it will bring any action or proceeding in respect of any claim arising out of or related to this Agreement or the transactions contemplated hereby exclusively in any federal or state court of competent jurisdiction located in the State of California (the “Chosen Courts”), and, solely in connection with claims arising under this Agreement or the transactions that are the subject of this Agreement, (i) irrevocably submits to the exclusive jurisdiction of the Chosen Courts, (ii) waives any objection to laying venue in any such action or proceeding in the Chosen Courts, (iii) waives any objection that the Chosen Courts are an inconvenient forum or do not have jurisdiction over any party and (iv) agrees that service of process upon such party in any such action or proceeding will be effective if notice is given in accordance with Section 9.07.

9.07 Notices. All notices, requests, instructions and other communications to be given hereunder by any Party to the other shall be in writing and shall be deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice; provided, that if given by email, such notice, request, instructions and other communication shall be confirmed within one Business Day by dispatch pursuant to one of the other methods described herein.

If to Company to:

Heritage Commerce Corp.

224 Airport Parkway

San Jose, California 95110

Attention: R. Clay Jones

Email: [_______________]

With a copy to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

  Brandon C. Price, Esq.

Facsimile: (212) 403-2207

  (212) 403-2367

Email: EDHerlihy@wlrk.com

 BCPrice@wlrk.com

If to Parent to:

CVB Financial Corp.

701 North Haven Avenue

Ontario, California 91764

Attention: David A. Brager

Email: [________________]

With a copy to:

Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor

San Francisco, California 94111

Attention: Craig D. Miller, Esq.

  Veronica N. Lah, Esq.

Facsimile: (415) 291-7474

Email: cmiller@manatt.com

 vlah@manatt.com

9.08 Entire Understanding; Assignment; No Third Party Beneficiaries. This Agreement (including the Company Disclosure Schedule and Parent Disclosure Schedule attached hereto and incorporated herein and the documents and instruments specifically referred to in this Agreement) and the Confidentiality Agreement constitute the entire agreement of the Parties hereto and thereto with reference to the transactions contemplated hereby and thereby and supersede all other prior agreements, understandings, representations and warranties, both written and oral, between the Parties or their officers, directors, agents, employees or representatives, with respect to the subject matter hereof. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the Parties hereto (whether by operation of Law or otherwise) without the prior written consent of the Company, in the case of Parent, or Parent, in the case of the Company. Any purported assignment in contravention hereof shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns. Nothing in this Agreement, expressed or implied, is intended to confer upon any Person, other than the Parties hereto or their respective successors, any rights, remedies, obligations or liabilities under or by reason of this Agreement, except (i) as otherwise specifically provided in Section 6.14 and (ii) the rights of the Company, on behalf of the Company shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), and Parent, on behalf of the Parent shareholders (each of which are third party beneficiaries of this Agreement to the extent required for this proviso to be enforceable), to pursue specific performance as set forth in Section 9.11 or, if specific performance is not sought or granted as a remedy, damages in accordance with Section 8.02 in the event of a willful and material breach of any provision of this Agreement, it being agreed that in no event shall any Company shareholder or Parent shareholder be entitled to enforce any of their rights, or the Company’s or Parent’s obligations, under this Agreement in the event of any such breach, but rather that (x) the Company shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Company shareholders and (y) Parent shall have the sole and exclusive right to do so in its sole and absolute discretion, as agent for the Parent shareholders, and the Company or Parent may retain any amounts obtained in connection therewith. The representations and warranties in this Agreement are the product of negotiations among the Parties hereto and are for the sole benefit of the Parties. Any inaccuracies in such representations and warranties are subject to waiver by the Parties hereto in accordance herewith without notice or liability to any other person. In some instances, the representations and warranties in this Agreement may represent an allocation among the Parties hereto of risks associated with particular matters regardless of the knowledge of any of the Parties hereto. Consequently, persons other than the Parties may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

9.09 Effect. No provision of this Agreement shall be construed to require Company or Parent or any Affiliates or directors of any of them to take any action or omit to take any action which action or omission would violate any applicable Law (whether statutory or common Law), rule or regulation.

9.10 Severability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to that jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms and provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction. If any provision of this Agreement is so broad as to be unenforceable, the provision shall be interpreted to be only so broad as is enforceable.

9.11 Enforcement of the Agreement. The Parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with its specific terms or were otherwise breached. It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions to prevent breaches or threatened breaches of this Agreement and to enforce specifically the terms and provisions hereof (including the Parties’ obligations to consummate the Mergers) in the Chosen Courts, this being in addition to any other remedy to which they are entitled at law or in equity. Each of the Parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any law to post security or a bond as a prerequisite to obtaining equitable relief.

9.12 Assignment. Neither this Agreement nor any of the rights, interests or obligations of the Parties hereunder shall be assigned by either of the Parties (whether by operation of law or otherwise) without the prior written consent of the other Party, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement shall be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and permitted assigns.

9.13 Confidential Supervisory Information1.1 . Notwithstanding any other provision of this Agreement, no disclosure, representation or warranty shall be made (or other action taken) pursuant to this Agreement that would involve the disclosure of confidential supervisory information (including confidential supervisory information as defined or identified in 12 C.F.R. § 261.2(b) and 12 C.F.R. § 309.5(g)(8)) of a Governmental Authority by any party to this Agreement to the extent prohibited by applicable Law. To the extent legally permissible, appropriate substitute disclosures or actions shall be made or taken under circumstances in which the limitations of the preceding sentence apply.

[Remainder of this page intentionally left blank]

IN WITNESS WHEREOF, the Parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers, all as of the day and year first above written.

CVB FINANCIAL CORP.

By:	/s/ David A. Brager
Name:	David A. Brager
Title:	Chief Executive Officer

HERITAGE COMMERCE CORP

By:	/s/ R. Clay Jones
Name:	R. Clay Jones
Title:	Chief Executive Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF REORGANIZATION AND MERGER]

Exhibit A-1

Form of Company Voting and Support Agreement

EXHIBIT A-1

VOTING AND SUPPORT AGREEMENT

(WITH REVOCABLE PROXY)

This VOTING AND SUPPORT AGREEMENT (WITH REVOCABLE PROXY) (this “Agreement”) is made and entered into as of December 17, 2025 by and among CVB Financial Corp., a California corporation (“Parent”), the shareholder of Heritage Commerce Corp, a California corporation (“Company”), that is a signatory to this Agreement (the “Shareholder”), and solely for purposes of Sections 7 and 11, Company.

Recitals

A. Parent and Company are concurrently entering into an Agreement and Plan of Reorganization and Merger (and as it may be amended, the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which Company will merge with and into Parent (the “Merger”), with Parent continuing as the surviving corporation in the Merger, and in connection therewith, each issued and outstanding share of Company’s common stock (“Company Common Stock”) will be converted into the right to receive the consideration set forth in the Merger Agreement.

B. Promptly following the Merger, Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Company (“Heritage Bank”) will merge (the “Bank Merger”) with and into Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Parent (“Citizens”), in accordance with the National Bank Act, as amended (the “NBA”), the Bank Merger Act of 1960, as amended (the “BMA”), and the California Financial Code (the “CFC”).

C. As a condition to its willingness to enter into the Merger Agreement, Parent has required that the Shareholder, solely in the Shareholder’s capacity as a shareholder and beneficial owner or record holder of Company Common Stock, enter into, and the Shareholder has agreed to enter into, this Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Parent as follows:

Authority; No Violation. The Shareholder has all necessary power and authority to enter into and perform all of the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. If such Shareholder is married, and any of the Shares

(as defined below) of such Shareholder constitute community property or otherwise need spousal approval for this Agreement to be legal, valid and binding, a spousal consent substantially in the form attached as Exhibit A hereto has been duly executed and delivered by such Shareholder’s spouse and constitutes a valid and binding agreement of such Shareholder’s spouse, enforceable against the Shareholder’s spouse in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. The execution, delivery and performance of this Agreement by the Shareholder will not violate any other agreement to which the Shareholder is a party, including any voting agreement, shareholders’ agreement, trust agreement or voting trust.

Ownership of Shares. As used in this Agreement, “Shares” means the shares of Company Common Stock which the Shareholder owns of record or beneficially and has the power to vote, including the shares of Company Common Stock owned of record or beneficially, with power to vote, as of the date of this Agreement, which are listed on Schedule I hereto (the “Existing Shares”) and the shares of Company Common Stock acquired by the Shareholder, with power to vote, after the date of this Agreement. The Existing Shares are owned by the Shareholder, subject to applicable community property laws, free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations under this Agreement. The Shareholder represents and warrants that the Shareholder has sole or shared power to vote all Existing Shares.

Voting Agreement and Agreement Not to Transfer.

From the date of this Agreement until the Termination Date (as defined in Section 9 below) (the “Support Period”), the Shareholder hereby agrees that, at any meeting of Company’s shareholders (and at any adjournment or postponement thereof), however called, and in any action taken by written consent of Company’s shareholders in lieu of a meeting, the Shareholder will vote or cause to be voted all Shares held by the Shareholder as of the applicable voting record date:

in favor of the approval of the principal terms of the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement and any other matter that is required to be approved by Company’s shareholders to facilitate the Merger;

against any action or agreement that to the knowledge of the Shareholder would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Company under this Agreement or the Merger Agreement; and

except as otherwise contemplated or permitted by the Merger Agreement or otherwise consented to by Parent, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Company; (B) any sale, lease or transfer of a material amount of the assets of Company; and (C) any other matter, to the extent that such matter requires a Company shareholder vote, that to the knowledge of the Shareholder could be reasonably expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

During the Support Period, the Shareholder shall not enter into any agreement or understanding with any Person or entity to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii), or (iii) of the preceding sentence.

The Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise or perfect, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Shareholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

Except as otherwise contemplated or permitted by the Merger Agreement or otherwise consented to by Parent, during the Support Period, the Shareholder will not, directly or indirectly (i) sell, give, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of or encumber or make any offer or agreement relating to any of the foregoing with respect to the Shares (collectively, a “Transfer”), (ii) enforce or permit execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Company or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Company or any interest in any of the foregoing with any Person, (iii) except as set forth herein, deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto, (iv) enter into any swap, contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any Shares, (v) take any action that would make any of the Shareholder’s representations or warranties contained in this Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement; provided however, that this Agreement shall not prohibit the Shareholder from (x) disposing of or surrendering to Company shares underlying any equity award by Company in connection with the vesting of such equity award for the payment of taxes thereon, if any, or (y) transferring and delivering Shares to any member of Shareholder’s immediate family or to a trust for the benefit of Shareholder or upon the death of Shareholder; provided that such a Transfer shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, to be bound by and comply with the provisions of this Agreement. Once Company Shareholder Approval has been obtained, the prohibitions provided for in Section 2(c) shall no longer apply to Shareholder.

3. REVOCABLE PROXY. THE SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES GRANTED WITH RESPECT TO THE SHARES. BY ENTERING INTO THIS AGREEMENT, AND SUBJECT TO THE TERMS OF THIS SECTION, THE SHAREHOLDER HEREBY GRANTS, OR AGREES TO CAUSE THE APPLICABLE RECORD HOLDER TO GRANT, A REVOCABLE PROXY (THE “PROXY”) APPOINTING PARENT, DAVID BRAGER, ALLEN NICHOLSON AND RICHARD WOHL, AND EACH OF THEM, AS THE SHAREHOLDER’S ATTORNEY-IN-FACT AND PROXY, WITH FULL POWER OF SUBSTITUTION, FOR AND IN THE SHAREHOLDER’S NAME, TO VOTE OR OTHERWISE TO UTILIZE SUCH VOTING POWER AS SUCH PROXIES OR THEIR PROXIES OR ANY SUBSTITUTE SHALL, IN THEIR SOLE DISCRETION, DEEM PROPER WITH RESPECT TO THE SHARES, FOR THE PURPOSES SET FORTH IN

SECTION 2(A). THE PROXY GRANTED BY THE SHAREHOLDER PURSUANT TO THIS SECTION 3 IS GRANTED IN CONSIDERATION OF PARENT ENTERING INTO THIS AGREEMENT AND THE MERGER AGREEMENT AND INCURRING CERTAIN RELATED FEES AND EXPENSES. IF THE SHAREHOLDER FAILS FOR ANY REASON TO BE COUNTED AS PRESENT, CONSENT OR VOTE THE SHARES IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 2 (OR ANTICIPATORILY BREACHES SUCH SECTION), THEN PARENT (AND ANY OTHER PROXY NAMED HEREIN) SHALL HAVE THE RIGHT TO CAUSE TO BE PRESENT, CONSENT OR VOTE THE SHARES IN ACCORDANCE WITH THE PROVISIONS OF SECTION 2. THE PROXY GRANTED BY THE SHAREHOLDER SHALL BE AUTOMATICALLY REVOKED UPON TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH ITS TERMS.

4. No Solicitation. Except as otherwise contemplated or permitted by the Merger Agreement, and subject to Section 6 hereof, during the Support Period, Shareholder shall not, and shall not permit any attorney or other representative retained by Shareholder to, directly or indirectly, (a) take any of the actions prohibited by Section 6.09(a) of the Merger Agreement that Company has agreed not to take, or (b) participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Company Common Stock in connection with any matter described in Section 2(a) of this Agreement, other than to recommend that shareholders of Company vote in favor of the adoption and approval of the Merger Agreement and the Merger, or (c) (i) otherwise initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to an Acquisition Proposal, or (ii) otherwise participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than Parent) to any information or data with respect to Company relating to an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Parent with respect to any possible Acquisition Proposal and will use Shareholder’s commercially reasonable efforts to inform any representative retained by Shareholder of the obligations undertaken by Shareholder pursuant to this Section 4.

5. Notice of Share Acquisitions. Shareholder hereby agrees to notify Parent promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of Company Common Stock or other securities of Company of which Shareholder acquires beneficial or record ownership on or after the date of this Agreement with any Form 4 that is publicly filed with the SEC within such time period deemed to satisfy such notice requirement.

6. Shareholder Capacity. The Shareholder is entering this Agreement in Shareholder’s capacity as the record or beneficial owner of the Shareholder’s Shares, and not in the Shareholder’s capacity as a director or executive officer of Company, as applicable, or as a trustee of any Company benefit plan. Nothing in this Agreement is intended to or shall be deemed in any manner to limit or affect in any manner the discretion of the Shareholder to take any action, or fail to take any action, in the Shareholder’s capacity as a director of Company or executive officer of Company, as applicable, or as a trustee of any benefit plan of Company, that the Shareholder determines the Shareholder should take (or fail to take) in the exercise of the Shareholder’s duties and responsibilities as a director or executive officer of Company or as a trustee of any benefit plan of Company.

7. Stop Transfer Order. In furtherance of this Agreement, the Shareholder hereby authorizes and instructs Company to enter a stop transfer order with respect to all of the Shareholder’s Shares for the Support Period, except for such Transfers as are as otherwise provided for or permitted by this Agreement. Company agrees that it shall comply with such stop transfer instructions.

8. Ownership Rights. Parent acknowledges and agrees that nothing in this Agreement shall be deemed to vest in Parent any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Parent shall have no authority to exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein.

9. Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”); provided, however, that this Section 9 and Section 11 hereof shall survive any such termination.

10. Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to Parent in the event of a breach of any of the provisions of this Agreement and that Parent may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy Parent may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a Chosen Court, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that Parent has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Parent’s seeking or obtaining such equitable relief. Such injunctive and other equitable remedies are cumulative and Shareholder submits to the jurisdiction of such court in any such action.

11. Miscellaneous.

Definitional Matters.

All capitalized terms used but not defined in this Agreement shall have the respective meanings set forth in the Merger Agreement.

The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Entire Agreement. This Agreement together with the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Certain Events. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. Notwithstanding any Transfer of such Shares by a Shareholder, the Shareholder or, as applicable, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors, shall remain liable for the performance of all obligations under this Agreement.

Assignment. This Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

Modifications. This Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts, or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum.

Reliance on Counsel and Other Advisors. The Shareholder and his/her spouse has consulted with such legal, financial, technical or other experts as the Shareholder deems necessary or desirable before entering into this Agreement.

Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

Counterparts and Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Signatures sent by facsimile or in “pdf” format by email transmission shall have the same force as manual signed originals.

Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a transmission to the email address set forth below, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five (5) business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to Parent:

CVB Financial Corp.

701 North Haven Avenue

Ontario, California 91764

Attention: David A. Brager

Facsimile: (909) 481-2103

Email: [___________]

with a copy (which shall not constitute notice) to:

Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor

San Francisco, California 94111

Attention: Craig D. Miller, Esq.

Email: cmiller@manatt.com

If to Company, to:

Heritage Commerce Corp

224 Airport Parkway

San Jose, California 95110

Attention: R. Clay Jones

Email: [___________]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

  Brandon C. Price, Esq.

Facsimile: (212) 403-2207

  (212) 403-2367

Email: EDHerlihy@wlrk.com

  BCPrice@wlrk.com

If to the Shareholder, to the email or physical address noted on the signature page hereto.

[SIGNATURES APPEAR ON THE IMMEDIATELY FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CVB FINANCIAL CORP.

By:
Name:	David A. Brager
Title:	Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDER:

Signature:

Print name:

Address for Notices:

Email:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HERITAGE COMMERCE CORP

By:
Name:	R. Clay Jones
Title:	Chief Executive Officer

EXHIBIT A

Form of Spousal Consent1

The undersigned represents that the undersigned is the spouse of the Shareholder and that the undersigned has reviewed and is familiar with the terms of the Voting and Support Agreement (the “Agreement”), by and among CVB Financial Corp., a California corporation (“Parent”), Heritage Commerce Corp, a California corporation (“Company”), and the undersigned’s spouse (the “Shareholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Shareholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Shareholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Shareholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Shareholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

SPOUSE:

Signature:

Print name:

[1]

Spousal signature required for and applies to Existing Shares (i) with respect to which Shareholder and his or her spouse have joint or shared voting power or (ii) in which spouse may have a community property interest.

SCHEDULE I: SHAREHOLDER INFORMATION

Information as of [•], 2025

Beneficial Owner	Number of Existing Shares
[•] (“Shareholder”)	[•] total Existing Shares held by Shareholder, as beneficial owner, as follows:

Exhibit A-2

Form of Parent Voting and Support Agreement

EXHIBIT A-2

VOTING AND SUPPORT AGREEMENT

(WITH REVOCABLE PROXY)

This VOTING AND SUPPORT AGREEMENT (WITH REVOCABLE PROXY) (this “Agreement”) is made and entered into as of December 17, 2025 by and among Heritage Commerce Corp, a California corporation (“Company”), the shareholder of CVB Financial Corp., a California corporation (“Parent”), that is a signatory to this Agreement (the “Shareholder”), and solely for purposes of Sections 7 and 11, Parent.

Recitals

A. Parent and Company are concurrently entering into an Agreement and Plan of Reorganization and Merger (and as it may be amended, the “Merger Agreement”), dated as of the date of this Agreement, pursuant to which Company will merge with and into Parent (the “Merger”), with Parent continuing as the surviving corporation in the Merger, and in connection therewith, each issued and outstanding share of Company’s common stock (“Company Common Stock”) will be converted into the right to receive the consideration set forth in the Merger Agreement.

B. Promptly following the Merger, Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Company (“Heritage Bank”) will merge (the “Bank Merger”) with and into Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Parent (“Citizens”), in accordance with the National Bank Act, as amended (the “NBA”), the Bank Merger Act of 1960, as amended (the “BMA”), and the California Financial Code (the “CFC”).

C. As a condition to its willingness to enter into the Merger Agreement, Company has required that the Shareholder, solely in the Shareholder’s capacity as a shareholder and beneficial owner or record holder of Parent Common Stock, enter into, and the Shareholder has agreed to enter into, this Agreement.

NOW, THEREFORE, in consideration of the foregoing, for good and valuable consideration, the parties hereby agree as follows:

Representations and Warranties of the Shareholder. The Shareholder hereby represents and warrants to Company as follows:

Authority; No Violation. The Shareholder has all necessary power and authority to enter into and perform all of the Shareholder’s obligations hereunder. This Agreement has been duly and validly executed and delivered by the Shareholder and constitutes a valid and binding agreement of the Shareholder, enforceable against the Shareholder in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. If such Shareholder is married, and any of the Shares

(as defined below) of such Shareholder constitute community property or otherwise need spousal approval for this Agreement to be legal, valid and binding, a spousal consent substantially in the form attached as Exhibit A hereto has been duly executed and delivered by such Shareholder’s spouse and constitutes a valid and binding agreement of such Shareholder’s spouse, enforceable against the Shareholder’s spouse in accordance with its terms, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. The execution, delivery and performance of this Agreement by the Shareholder will not violate any other agreement to which the Shareholder is a party, including any voting agreement, shareholders’ agreement, trust agreement or voting trust.

Ownership of Shares. As used in this Agreement, “Shares” means the shares of Parent Common Stock which the Shareholder owns of record or beneficially and has the power to vote, including the shares of Parent Common Stock owned of record or beneficially, with power to vote, as of the date of this Agreement, which are listed on Schedule I hereto (the “Existing Shares”) and the shares of Parent Common Stock acquired by the Shareholder, with power to vote, after the date of this Agreement. The Existing Shares are owned by the Shareholder, subject to applicable community property laws, free and clear of all encumbrances, voting arrangements and commitments of every kind, except as would not restrict the performance of the Shareholder’s obligations under this Agreement. The Shareholder represents and warrants that the Shareholder has sole or shared power to vote all Existing Shares.

Voting Agreement and Agreement Not to Transfer.

From the date of this Agreement until the Termination Date (as defined in Section 9 below) (the “Support Period”), the Shareholder hereby agrees that, at any meeting of Parent’s shareholders (and at any adjournment or postponement thereof), however called, and in any action taken by written consent of Parent’s shareholders in lieu of a meeting, the Shareholder will vote or cause to be voted all Shares held by the Shareholder as of the applicable voting record date:

in favor of the approval of the principal terms of the Merger Agreement, the Merger, the other transactions contemplated by the Merger Agreement and any other matter that is required to be approved by Parent’s shareholders to facilitate the Merger;

against any action or agreement that to the knowledge of the Shareholder would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Parent under this Agreement or the Merger Agreement; and

except as otherwise contemplated or permitted by the Merger Agreement or otherwise consented to by Company, against the following actions (other than the Merger and the transactions contemplated by the Merger Agreement): (A) any extraordinary corporate transactions, such as a merger, consolidation or other business combination involving Parent; (B) any sale, lease or transfer of a material amount of the assets of Parent; and (C) any other matter, to the extent that such matter requires a Parent shareholder vote, that to the knowledge of the Shareholder could be reasonably expected to materially impede, interfere with, delay, postpone, discourage or adversely affect the consummation of the Merger and the other transactions contemplated by the Merger Agreement.

During the Support Period, the Shareholder shall not enter into any agreement or understanding with any Person or entity to vote or give instructions after the Termination Date in any manner inconsistent with clauses (i), (ii), or (iii) of the preceding sentence.

The Shareholder hereby irrevocably and unconditionally waives, and agrees not to exercise or perfect, any rights of appraisal, any dissenters’ rights and any similar rights relating to the Merger that the Shareholder may directly or indirectly have by virtue of the ownership of any Shares if the Effective Time occurs.

Except as otherwise contemplated or permitted by the Merger Agreement or otherwise consented to by Company, during the Support Period, the Shareholder will not, directly or indirectly (i) sell, give, transfer, exchange, pledge, assign, hypothecate, encumber, tender or otherwise dispose of or encumber or make any offer or agreement relating to any of the foregoing with respect to the Shares (collectively, a “Transfer”), (ii) enforce or permit execution of the provisions of any redemption, share purchase or sale, recapitalization or other agreement with Parent or any other Person or enter into any contract, option or other agreement, arrangement or understanding with respect to the Transfer of, directly or indirectly, any of the Shares or any securities convertible into or exercisable for Shares, any other capital stock of Parent or any interest in any of the foregoing with any Person, (iii) except as set forth herein, deposit any Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy or power of attorney with respect thereto, (iv) enter into any swap, contract, option or other arrangement or undertaking with respect to the direct or indirect sale, assignment, transfer, exchange or other disposition of or transfer of any interest in or the voting of any Shares, (v) take any action that would make any of the Shareholder’s representations or warranties contained in this Agreement untrue or incorrect in any material respect or have the effect of preventing or disabling the Shareholder from performing the Shareholder’s obligations under this Agreement; provided however, that this Agreement shall not prohibit the Shareholder from (x) disposing of or surrendering to Parent shares underlying any equity award by Parent in connection with the vesting of such equity award for the payment of taxes thereon, if any, or (y) transferring and delivering Shares to any member of Shareholder’s immediate family or to a trust for the benefit of Shareholder or upon the death of Shareholder; provided that such a Transfer shall only be permitted if, as a precondition to such Transfer, the transferee agrees in writing, to be bound by and comply with the provisions of this Agreement. Once Parent Shareholder Approval has been obtained, the prohibitions provided for in Section 2(c) shall no longer apply to Shareholder.

12. REVOCABLE PROXY. THE SHAREHOLDER HEREBY REVOKES ANY AND ALL PREVIOUS PROXIES GRANTED WITH RESPECT TO THE SHARES. BY ENTERING INTO THIS AGREEMENT, AND SUBJECT TO THE TERMS OF THIS SECTION, THE SHAREHOLDER HEREBY GRANTS, OR AGREES TO CAUSE THE APPLICABLE RECORD HOLDER TO GRANT, A REVOCABLE PROXY (THE “PROXY”) APPOINTING COMPANY, ROBERTSON CLAY JONES, THOMAS SA, AND SETH FONTI, AND EACH OF THEM, AS THE SHAREHOLDER’S ATTORNEY-IN-FACT AND PROXY, WITH FULL POWER OF SUBSTITUTION, FOR AND IN THE SHAREHOLDER’S NAME, TO VOTE OR OTHERWISE TO UTILIZE SUCH VOTING POWER AS SUCH PROXIES OR THEIR PROXIES OR ANY SUBSTITUTE SHALL, IN THEIR SOLE DISCRETION, DEEM PROPER WITH RESPECT TO THE SHARES, FOR THE PURPOSES SET FORTH IN SECTION 2(A). THE PROXY GRANTED BY THE SHAREHOLDER PURSUANT TO THIS SECTION 3 IS GRANTED IN CONSIDERATION OF COMPANY ENTERING INTO THIS AGREEMENT AND THE MERGER AGREEMENT AND INCURRING CERTAIN RELATED FEES AND EXPENSES. IF THE SHAREHOLDER FAILS

FOR ANY REASON TO BE COUNTED AS PRESENT, CONSENT OR VOTE THE SHARES IN ACCORDANCE WITH THE REQUIREMENTS OF SECTION 2 (OR ANTICIPATORILY BREACHES SUCH SECTION), THEN COMPANY (AND ANY OTHER PROXY NAMED HEREIN) SHALL HAVE THE RIGHT TO CAUSE TO BE PRESENT, CONSENT OR VOTE THE SHARES IN ACCORDANCE WITH THE PROVISIONS OF SECTION 2. THE PROXY GRANTED BY THE SHAREHOLDER SHALL BE AUTOMATICALLY REVOKED UPON TERMINATION OF THIS AGREEMENT IN ACCORDANCE WITH ITS TERMS.

13. No Solicitation. Except as otherwise contemplated or permitted by the Merger Agreement, and subject to Section 6 hereof, during the Support Period, Shareholder shall not, and shall not permit any attorney or other representative retained by Shareholder to, directly or indirectly, (a) take any of the actions prohibited by Section 6.09(a) of the Merger Agreement that Parent has agreed not to take, or (b) participate in, directly or indirectly, a “solicitation” of “proxies” (as such terms are used in the rules of the SEC) or powers of attorney or similar rights to vote, or seek to advise or influence any Person with respect to the voting of, any shares of Parent Common Stock in connection with any matter described in Section 2(a) of this Agreement, other than to recommend that shareholders of Parent vote in favor of the adoption and approval of the Merger Agreement and the Merger, or (c) (i) otherwise initiate, solicit, knowingly encourage, or knowingly facilitate inquiries or proposals with respect to an Acquisition Proposal, or (ii) otherwise participate in any discussions or negotiations regarding any Acquisition Proposal, or furnish, or otherwise afford access, to any Person (other than Company) to any information or data with respect to Parent relating to an Acquisition Proposal. Shareholder agrees immediately to cease and cause to be terminated any activities, discussions or negotiations conducted before the date of this Agreement with any Persons other than Company with respect to any possible Acquisition Proposal and will use Shareholder’s commercially reasonable efforts to inform any representative retained by Shareholder of the obligations undertaken by Shareholder pursuant to this Section 4.

14. Notice of Share Acquisitions. Shareholder hereby agrees to notify Company promptly (and in any event within two (2) Business Days) in writing of the number of any additional shares of Parent Common Stock or other securities of Parent of which Shareholder acquires beneficial or record ownership on or after the date of this Agreement with any Form 4 that is publicly filed with the SEC within such time period deemed to satisfy such notice requirement.

15. Shareholder Capacity. The Shareholder is entering this Agreement in Shareholder’s capacity as the record or beneficial owner of the Shareholder’s Shares, and not in the Shareholder’s capacity as a director or executive officer of Parent, as applicable, or as a trustee of any Parent benefit plan. Nothing in this Agreement is intended to or shall be deemed in any manner to limit or affect in any manner the discretion of the Shareholder to take any action, or fail to take any action, in the Shareholder’s capacity as a director of Parent or executive officer of Parent, as applicable, or as a trustee of any benefit plan of Parent, that the Shareholder determines the Shareholder should take (or fail to take) in the exercise of the Shareholder’s duties and responsibilities as a director or executive officer of Parent or as a trustee of any benefit plan of Parent.

16. Stop Transfer Order. In furtherance of this Agreement, the Shareholder hereby authorizes and instructs Parent to enter a stop transfer order with respect to all of the Shareholder’s Shares for the Support Period, except for such Transfers as are as otherwise provided for or permitted by this Agreement. Parent agrees that it shall comply with such stop transfer instructions.

17. Ownership Rights. Company acknowledges and agrees that nothing in this Agreement shall be deemed to vest in Company any direct or indirect ownership or incidence of ownership of or with respect to any Shares. All rights, ownership and economic benefits of and relating to the Shares shall remain vested in and belong to the Shareholder, and Company shall have no authority to exercise any power or authority to direct the Shareholder in the voting of any of the Shares, except as otherwise expressly provided herein.

18. Termination. This Agreement and the obligations of the parties hereunder shall terminate upon the first to occur of (a) the Effective Time of the Merger or (b) the termination of the Merger Agreement in accordance with its terms (the “Termination Date”); provided, however, that this Section 9 and Section 11 hereof shall survive any such termination.

19. Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to Company in the event of a breach of any of the provisions of this Agreement and that Company may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy Company may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a Chosen Court, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that Company has an adequate remedy at law. Shareholder further agrees that Shareholder will not seek, and agrees to waive any requirement for, the securing or posting of a bond in connection with Company’s seeking or obtaining such equitable relief. Such injunctive and other equitable remedies are cumulative and Shareholder submits to the jurisdiction of such court in any such action.

20. Miscellaneous.

Definitional Matters.

All capitalized terms used but not defined in this Agreement shall have the respective meanings set forth in the Merger Agreement.

The descriptive headings herein are inserted for convenience of reference only and are not intended to be part of or to affect the meaning or interpretation of this Agreement.

Entire Agreement. This Agreement together with the Merger Agreement constitute the entire agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof.

Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto and their respective successors, assigns, heirs, executors, administrators and other legal representatives. Nothing in this Agreement, express or implied, is intended to confer upon any other person any rights or remedies of any nature whatsoever under or by reason of this Agreement.

Certain Events. Shareholder agrees that this Agreement and the obligations hereunder shall attach to the Shares owned by Shareholder and shall be binding upon any Person to which legal ownership of such Shares shall pass, whether by operation of law or otherwise, including, without limitation, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors, except to the extent enforceability may be limited by applicable bankruptcy, insolvency, moratorium or other similar laws affecting the enforcement of creditors’ rights generally and subject to the general principles of equity. Notwithstanding any Transfer of such Shares by a Shareholder, the Shareholder or, as applicable, the Shareholder’s heirs, executors, guardians, administrators, trustees or successors, shall remain liable for the performance of all obligations under this Agreement.

Assignment. This Agreement shall not be assigned without the prior written consent of the other party hereto, and any purported assignment without such consent shall be null and void.

Modifications. This Agreement shall not be amended, altered or modified in any manner whatsoever, except by a written instrument executed by the parties hereto.

Governing Law. This Agreement and the legal relations between the parties hereto shall be governed by and construed in accordance with the laws of the state of California, without regard to the conflict of laws rules thereof. The state or federal courts located within the state of California (the “Chosen Courts”) shall have exclusive jurisdiction over any and all disputes between the parties hereto, whether in law or equity, arising out of or relating to this Agreement and the agreements, instruments and documents contemplated hereby and the parties consent to and agree to submit to the jurisdiction of such courts. Each of the parties hereby waives and agrees not to assert in any such dispute, to the fullest extent permitted by applicable Law, any claim that (i) such party is not personally subject to the jurisdiction of such courts, (ii) such party and such party’s property is immune from any legal process issued by such courts, or (iii) any litigation or other proceeding commenced in such courts is brought in an inconvenient forum.

Reliance on Counsel and Other Advisors. The Shareholder and his/her spouse has consulted with such legal, financial, technical or other experts as the Shareholder deems necessary or desirable before entering into this Agreement.

Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, each of which shall remain in full force and effect.

Counterparts and Execution. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement. Signatures sent by facsimile or in “pdf” format by email transmission shall have the same force as manual signed originals.

Notices. Any notices or other communications required or permitted hereunder shall be in writing and shall be deemed duly given upon (i) transmitter’s confirmation of a receipt of a transmission to the email address set forth below, (ii) confirmed delivery by a standard overnight carrier or (iii) the expiration of five (5) business days after the day when mailed by certified or registered mail, postage prepaid, addressed at the following addresses (or at such other address as the parties hereto shall specify by like notice):

If to Parent:

CVB Financial Corp.

701 North Haven Avenue

Ontario, California 91764

Attention: David A. Brager

Facsimile: (909) 481-2103

Email: [______________]

with a copy (which shall not constitute notice) to:

Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor

San Francisco, California 94111

Attention: Craig D. Miller, Esq.

Email: cmiller@manatt.com

If to Company, to:

Heritage Commerce Corp

224 Airport Parkway

San Jose, California 95110

Attention: R. Clay Jones

Email: [______________]

with a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

Attention: Edward D. Herlihy

  Brandon C. Price, Esq.

Facsimile: (212) 403-2207

  (212) 403-2367

Email: EDHerlihy@wlrk.com

  BCPrice@wlrk.com

If to the Shareholder, to the email or physical address noted on the signature page hereto.

[SIGNATURES APPEAR ON THE IMMEDIATELY FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

HERITAGE COMMERCE CORP

By:
Name: R. Clay Jones
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

SHAREHOLDER:

Signature:

Print name:

Address for Notices:

Email:

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

CVB FINANCIAL CORP.

By:
Name: David A. Brager
Title: Chief Executive Officer

EXHIBIT A

Form of Spousal Consent1

The undersigned represents that the undersigned is the spouse of the Shareholder and that the undersigned has reviewed and is familiar with the terms of the Voting and Support Agreement (the “Agreement”), by and among CVB Financial Corp., a California corporation (“Parent”), Heritage Commerce Corp, a California corporation (“Company”), and the undersigned’s spouse (the “Shareholder”). All capitalized terms that are used but not defined herein shall have the respective meanings ascribed to them in the Agreement. The undersigned hereby agrees that the interest of Shareholder in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement and by any amendment, modification, waiver or termination signed by Shareholder. The undersigned further agrees that the undersigned’s community property interest in all property which is the subject of such Agreement shall be irrevocably bound by the terms of such Agreement, and that such Agreement shall be binding on the executors, administrators, heirs and assigns of the undersigned. The undersigned further authorizes Shareholder to amend, modify or terminate such Agreement, or waive any rights thereunder, and that each such amendment, modification, waiver or termination signed by Shareholder shall be binding on the community property interest of undersigned in all property which is the subject of such Agreement and on the executors, administrators, heirs and assigns of the undersigned, each as fully as if the undersigned had signed such amendment, modification, waiver or termination.

SPOUSE:

Signature:

Print name:

1.

Spousal signature required for and applies to Existing Shares (i) with respect to which Shareholder and his or her spouse have joint or shared voting power or (ii) in which spouse may have a community property interest.

SCHEDULE I: SHAREHOLDER INFORMATION

Information as of [•], 2025

Beneficial Owner	Number of Existing Shares
[•] (“Shareholder”)	[•] total Existing Shares held by Shareholder, as beneficial owner, as follows:

Exhibit B-1

Form of Non-Solicitation and Non-Disclosure Agreement

(Certain Company Non-Employee Directors)

B2-4

EXHIBIT B-1

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT

This NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT (this “Agreement”) dated as of December 17, 2025 is entered into by and between CVB Financial Corp., a California corporation (“Parent”), and [•] (“Shareholder”).

RECITALS

A. Parent and Heritage Commerce Corp, a California corporation (“Company”), have entered into that certain Agreement and Plan of Reorganization and Merger, dated as of December 17, 2025 (the “Merger Agreement”), pursuant to which, among other things, Company will merge with and into Parent with Parent continuing as the surviving corporation (the “Merger”), and by operation of the Merger, Parent will succeed, without further transfer, to the rights, obligations, properties and assets of Company, including all goodwill, trade secrets and other intellectual property of Company, at the Effective Time of the Merger.

B. Promptly following the Merger, Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Parent (“Citizens”), will merge with and into Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Company (“Heritage Bank”), with Citizens continuing as the surviving corporation.

C. Shareholder is a director of Company and a beneficial owner of Company common stock. Shareholder holds Company Options and/or Company Stock Awards that will be converted into the right to receive the Merger Consideration or the Option Consideration, as applicable, on the terms and conditions set forth in the Merger Agreement.

D. Shareholder is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement as a shareholder of Company.

E. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, and in order to protect the goodwill, trade secrets and other intellectual property of the Company Parties (as defined herein), from after the Effective Time of the Merger, Shareholder agrees to refrain from using trade secrets or soliciting customers or employees of (i) from and after the Effective Time of the Merger, Parent as successor to Company, and (ii) from and after the Bank Merger Effective Time, Citizens, as successor to Heritage Bank, in each case, in accordance with the terms and subject to the conditions hereof.

F. Shareholder and Citizens intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 to the extent applicable and further intend for it to be fully enforceable.

G. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings set forth:

“Company Party” or “Company Parties” means, individually or in the aggregate as context requires, (i) prior to the Effective Time of the Merger or the Bank Effective Time of the Bank Merger, Company and Heritage Bank, respectively, and their respective subsidiaries and (ii) from and after the Effective Time of the Merger or the Bank Effective Time of the Bank Merger, Parent as successor to Company and Citizens as successor to Heritage Bank, respectively, and their respective subsidiaries.

B2-5

“Customer” means any Person (i) with whom a Company Party has an existing relationship for Financial Services (as defined below) from the date that is twelve (12) months prior to execution of the Merger Agreement until immediately prior to the Effective Time of the Merger, or (ii) who is a customer of a Company Party immediately prior to termination of Shareholder’s position with a Company Party, if applicable.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking, financial or other services provided by a bank, trust company, credit union or other Financial Institution (including any Financial Institution or trust company in formation), including but not limited to the origination, purchasing, selling and servicing, or factoring of commercial, industrial, real estate, residential, construction, consumer, SBA and other loans; the issuance, or engagement of an agent bank to issue, credit cards/debit cards, and process credit card and debit card transactions and billing; the issuance, origination, sale and servicing of letters of credit and swap arrangements; the solicitation and provision of deposit services, saving services and services related thereto; electronic or “internet banking” and mobile banking services; complementary lending and deposit services and other customary banking services; the provision of wire transfer, direct payment, foreign currency exchange, operation of ATM machines, and other customary community banking services provided by a Company Party prior to the Effective Time of the Merger.

“Parent Parties” means, individually or in the aggregate as context requires, Parent and Citizens.

“Prospective Customer” means any Person (i) with whom a Company Party has, to Shareholder’s knowledge, specifically pursued a relationship in writing (including through email correspondence) to provide Financial Services at any time between the date that is twelve (12) months prior to execution of the Merger Agreement until immediately prior to the Effective Time of the Merger or (ii) with whom a Company Party has, to Shareholder’s knowledge, specifically pursued a relationship to provide Financial Services at any time between the date that is twelve (12) months prior to execution of the Merger Agreement until immediately prior to termination of Shareholder’s position with a Company Party, if applicable; provided, however, that a Company Party’s general solicitation for business, such as through television or media advertising, does not constitute pursuit of a relationship.

“Trade Secrets” means all secrets and other confidential or proprietary information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, employment and human resources, business policies, Customers, lists of Customers and Prospective Customers, broker lists, potential brokers, pricing of loans/deposits or other banking products or services, earnings credit rate, rate sheets, plans, concepts, marketing, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and

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properties of the Company Parties or their respective subsidiaries of which Shareholder has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of a Company Party, or as a result of the transactions contemplated by the Merger Agreement; provided however, notwithstanding any other provisions of this Agreement to the contrary, “Trade Secrets” shall not include any (i) information which is or has become available from a third party who learned the information independently and is not or was not bound by a confidentiality agreement with respect to such information; or (ii) information readily ascertainable from public, trade or other nonconfidential sources (other than as a result, directly or indirectly, of a disclosure or other dissemination in contravention of a confidentiality agreement).

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, Shareholder and Citizens agree as follows:

ACKNOWLEDGMENTS BY SHAREHOLDER

Shareholder acknowledges that:

(a) Parent would not enter into the Merger Agreement unless Shareholder agrees not to use Trade Secrets or solicit customers and employees in violation of this Agreement and that, accordingly, this Agreement is a material inducement for Parent to enter into and to carry out the terms of the Merger Agreement. Accordingly, Shareholder expressly acknowledges that such Shareholder is entering into this Agreement with Citizens to induce Parent to enter into and carry out the terms of the Merger Agreement.

(b) By virtue of such Shareholder’s position as a director with a Company Party prior to or after the Effective Time of the Merger, Shareholder has developed or will develop considerable expertise in the business operations of the Company Parties and has or will have access to Trade Secrets of the Company Parties. Shareholder recognizes that the Company Parties would be irreparably damaged, and Parent’s substantial investment in the Company Parties materially impaired, if Shareholder were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Shareholder were to solicit Customers, Prospective Customers or employees of the Company Parties in violation of the terms of this Agreement. Accordingly, Shareholder expressly acknowledges that such Shareholder is voluntarily entering into this Agreement and that the terms and conditions of this Agreement are fair and reasonable to Shareholder in all respects.

NON-SOLICITATION AND NON-DISCLOSURE

Non-solicitation. During the twelve (12) months after the Effective Time of the Merger (the “Applicable Period”), Shareholder shall not, directly or indirectly, without the prior written consent of Parent, on behalf of any Financial Institution,

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solicit or aid in the solicitation of any Customers or Prospective Customers for Financial Services;

solicit or aid in the solicitation for employment of any officers or employees of a Company Party; or

induce or attempt to induce immediately any Person who is a Customer or a Prospective Customer, supplier, distributor, officer or employee of (i) a Company Party as of the date hereof or immediately prior to the Effective Time of the Merger or (ii) a Company Party immediately prior to termination of Shareholder’s position with such Company Party, as applicable, in each case, to terminate such person’s relationships with, or terminate use of any banking service or product with, a Company Party.

The prohibitions set forth in this Section 2.1 shall not apply to (i) solicitations by a Financial Institution on which Shareholder serves as a member of the Board of Directors unless Shareholder has direct contact with a Person otherwise subject to the prohibitions of this Section 2.1 or directs such Financial Institution to engage in such solicitation or (ii) general solicitations or attempted solicitations by employment agencies (so long as the agency was not directed to solicit a Person otherwise subject to the prohibitions of this Section 2.1) or the general advertising or general solicitations not specifically directed at such Person(s).

Trade Secrets. Without limiting the generality of the foregoing and at all times after the date hereof, other than for the benefit of a Company Party, or as otherwise approved by Parent, and, after the Effective Time of the Merger (as such term is defined in the Merger Agreement), other than for the benefit of a Company Party or as otherwise approved by Parent in writing, Shareholder (i) shall make no use of the Trade Secrets, or any part thereof; (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person, and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of Parent, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Shareholder, to Parent and/or Citizens.

Exceptions. Shareholder understands that misappropriation of a Trade Secret in breach of this Agreement may subject Shareholder to liability under the Defend Trade Secrets Act of 2016 (the “DTSA”), entitle Parent and/or Citizens to injunctive relief and require Shareholder to pay compensatory damages, double damages and attorneys’ fees. Nothing in the foregoing covenant shall in any way limit or impair any of the rights of a Company Party, a Parent Party or any affiliate thereof with respect to any Trade Secret information, including, without limitation, any information that qualifies as a trade secret under the DTSA. Notwithstanding any other provision of this Agreement, Shareholder understands that such Shareholder will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Trade Secret that is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; or (iii) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Shareholder has reason to believe is unlawful. Shareholder further understands that if such Shareholder files a lawsuit for retaliation by a Company Party or a Parent Party for reporting a suspected violation of law, the Shareholder may disclose the Trade Secrets of Citizens or Parent to Shareholder’s attorney and use the Trade Secret information in the court proceeding if Shareholder files any document containing the Trade Secret under seal and does not disclose the Trade Secret except pursuant to court order.

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INDEPENDENCE OF OBLIGATIONS

The covenants of Shareholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Shareholder, on the one hand, and a Company Party on the other, and the existence of any claim or cause of action by Shareholder against the Company Parties, the Parent Parties, or any of their respective Affiliates (or the existence of any claim or cause of action by a Company Party or a Parent Party against Shareholder, as the case may be), shall not constitute a defense to the enforcement of such covenants against Shareholder, or against a Company Party or a Parent Party, as the case may be.

GENERAL

Amendments. To the fullest extent permitted by Law, this Agreement may be amended by agreement in writing of the parties hereto at any time.

Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

Termination.

This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger.

Unless sooner terminated pursuant to subsection (a) of this Section 4.3, the obligations of Shareholder under Sections 2.1 shall terminate at the end of the Applicable Period.

Unless sooner terminated under subsection (a) of this Section 4.3, and except as provided in subsection (b) of this Section 4.3, the obligations of Shareholder under this Agreement shall terminate only on the mutual agreement of Shareholder, on the one hand, and Parent, on the other hand.

Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to the Company Parties and/or the Parent Parties in the event of a breach of any of the provisions of this Agreement and that such Company Party and/or Parent Party may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy the Company Parties and/or Parent Parties may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent

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jurisdiction, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that the Company Parties and the Parent Parties have an adequate remedy at law. Shareholder submits to the jurisdiction of such court in any such action. In addition, after discussing the matter with Shareholder, the Parent Parties shall have the right to inform any third party that the Parent Parties reasonably believe to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and the rights of the Company Parties and the Parent Parties hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Parent set forth in this Agreement may give rise to claims by Parent against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provisions shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

Notices. Any notice or communication required or permitted hereunder, shall be deemed to have been given if in writing and (a) delivered in person, (b) delivered by confirmed email transmission, (c) sent by overnight carrier, postage prepaid with return receipt requested or (d) mailed by certified or registered mail postage prepaid with return receipt requested, addressed as follows:

If to Parent, addressed to:

c/o CVB Financial Corp.

701 North Haven Avenue

Ontario, California 91764

Attention: David A. Brager

Facsimile: (909) 481-2103

Email: [_____________]

With a copy addressed to:

Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor

San Francisco, California 94111

Attention: Craig D. Miller, Esq.

Facsimile: (415) 291-7474

Email: cmiller@manatt.com

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If to Shareholder, addressed to:

Email: ______________

or at such other address and to the attention of such other person as a party may provide by notice to the other in accordance with this Section 4.6. Any such notice or communication shall be deemed received on the date delivered personally or delivered by confirmed facsimile transmission or on the next Business Day after it was sent by overnight carrier, postage prepaid with return receipt requested or on the third Business Day after it was sent by certified or registered mail, postage prepaid with return receipt requested.

Waiver of Breach. Any failure or delay by Parent in enforcing any provision of this Agreement shall not operate as a waiver thereof. The waiver by Parent of a breach of any provision of this Agreement by Shareholder shall not operate or be construed as a waiver of any subsequent breach or violation thereof. All waivers shall be in writing and signed by the party to be bound.

Assignment. This Agreement may be assignable by Parent only in connection with a sale of all or substantially all of its assets or a merger or reorganization in which it is not the surviving corporation. Any attempted assignment in violation of this prohibition shall be null and void.

Binding Effect; Benefit to Successors. This Agreement shall be binding upon Shareholder and upon Shareholder’s successor and representatives and shall inure to the benefit of Parent and its successors, representatives and assigns.

Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts between California parties made and performed in this State.

Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto. Facsimiles containing original signatures shall be deemed for all purposes to be originally signed copies of the documents which are the subject of such facsimiles.

[SIGNATURES APPEAR ON THE IMMEDIATELY FOLLOWING PAGE]

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IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

CVB FINANCIAL CORP.

By: David A. Brager
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

SHAREHOLDER

(Signature)

(Type or Print Shareholder ‘s Name)

Exhibit B-2

Form of Non-Solicitation and Non-Disclosure Agreement and Release

(Select Company Officers)

EXHIBIT B-2

NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT AND RELEASE

This NON-SOLICITATION AND NON-DISCLOSURE AGREEMENT AND RELEASE (this “Agreement”) dated as of December 17, 2025 is entered into by and between CVB Financial Corp., a California corporation (“Parent”), and [•] (“Shareholder”).

RECITALS

A. Parent and Heritage Commerce Corp, a California corporation (“Company”), have entered into that certain Agreement and Plan of Reorganization and Merger, dated as of December 17, 2025 (the “Merger Agreement”), pursuant to which, among other things, Company will merge with and into Parent with Parent continuing as the surviving corporation (the “Merger”), and by operation of the Merger, Parent will succeed, without further transfer, to the rights, obligations, properties and assets of Company, including all goodwill, trade secrets and other intellectual property of Company, at the Effective Time of the Merger.

B. Promptly following the Merger, Citizens Business Bank, National Association, a national bank and wholly-owned subsidiary of Parent (“Citizens”), will merge with and into Heritage Bank of Commerce, a California banking corporation and wholly-owned subsidiary of Company (“Heritage Bank”), with Citizens continuing as the surviving corporation.

C. Shareholder is a beneficial owner of Company common stock and an executive officer of Company. Shareholder holds Company Options and/or Company Stock Awards that will be converted into the right to receive the Merger Consideration or the Option Consideration, as applicable, on the terms and conditions set forth in the Merger Agreement.

D. Shareholder is entitled to receive substantial monetary payments in connection with the transactions contemplated by the Merger Agreement as a shareholder of Company and pursuant to Shareholder’s employment agreement by and between Shareholder, Company and Heritage Bank.

E. As a condition and an inducement to Parent’s willingness to enter into the Merger Agreement, and in order to protect the goodwill, trade secrets and other intellectual property of the Company Parties (as defined herein), from after the Effective Time of the Merger, Shareholder agrees to refrain from using trade secrets or soliciting customers or employees of (i) from and after the Effective Time of the Merger, Parent as successor to Company, and (ii) from and after the Bank Merger Effective Time, Citizens, as successor to Heritage Bank, in each case, in accordance with the terms and subject to the conditions hereof.

F. Shareholder and Citizens intend for the provisions of this Agreement to be in compliance with California Business and Professions Code Section 16601 to the extent applicable and further intend for it to be fully enforceable.

G. Except as otherwise provided herein, each capitalized term shall have the meaning given to such term in the Merger Agreement. As used in this Agreement, the following terms shall have the meanings set forth:

“Company Party” or “Company Parties” means, individually or in the aggregate as context requires, (i) prior to the Effective Time of the Merger or the Bank Effective Time of the Bank Merger, Company and Heritage Bank, respectively, and their respective subsidiaries and (ii) from and after the Effective Time of the Merger or the Bank Effective Time of the Bank Merger, Parent as successor to Company and Citizens as successor to Heritage Bank, respectively, and their respective subsidiaries.

“Customer” means any Person (i) with whom a Company Party has an existing relationship for Financial Services (as defined below) from the date that is twelve (12) months prior to execution of the Merger Agreement until immediately prior to the Effective Time of the Merger, or (ii) who is a customer of a Company Party immediately prior to termination of Shareholder’s employment or other position with a Company Party, if applicable.

“Financial Institution” means a “depository institution” as that term is defined in 12 C.F.R. Section 348.2, and any parent, Subsidiary or Affiliate thereof.

“Financial Services” means any banking, financial or other services provided by a bank, trust company, credit union or other Financial Institution (including any Financial Institution or trust company in formation), including but not limited to the origination, purchasing, selling and servicing, or factoring of commercial, industrial, real estate, residential, construction, consumer, SBA and other loans; the issuance, or engagement of an agent bank to issue, credit cards/debit cards, and process credit card and debit card transactions and billing; the issuance, origination, sale and servicing of letters of credit and swap arrangements; the solicitation and provision of deposit services, saving services and services related thereto; electronic or “internet banking” and mobile banking services; complementary lending and deposit services and other customary banking services; the provision of wire transfer, direct payment, foreign currency exchange, operation of ATM machines, and other customary community banking services provided by a Company Party prior to the Effective Time of the Merger.

“Parent Parties” means, individually or in the aggregate as context requires, Parent and Citizens.

“Prospective Customer” means any Person (i) with whom a Company Party has, to Shareholder’s knowledge, specifically pursued a relationship in writing (including through email correspondence) to provide Financial Services at any time between the date that is twelve (12) months prior to execution of the Merger Agreement until immediately prior to the Effective Time of the Merger or (ii) with whom a Company Party has, to Shareholder’s knowledge, specifically pursued a relationship to provide Financial Services at any time between the date that is twelve (12) months prior to of execution of the Merger Agreement until immediately prior to termination of Shareholder’s employment or other position with a Company Party, if applicable; provided, however, that a Company Party’s general solicitation for business, such as through television or media advertising, does not constitute pursuit of a relationship.

“Trade Secrets” means all secrets and other confidential or proprietary information, ideas, knowledge, know-how, techniques, secret processes, improvements, discoveries, methods, inventions, sales, financial information, employment and human resources, business policies, Customers, lists of Customers and Prospective Customers, broker lists, potential brokers, pricing of loans/deposits or other banking products or services, earnings credit rate, rate sheets, plans, concepts, marketing, strategies or products, as well as all documents, reports, drawings, designs, plans and proposals otherwise pertaining to same or relating to the business and properties of the Company Parties or their respective subsidiaries of which Shareholder has acquired, or may hereafter acquire, knowledge and possession as a shareholder, director, officer or employee of a Company Party, or as a result of the transactions contemplated by the Merger Agreement; provided however, notwithstanding any other provisions of this Agreement to the contrary, “Trade Secrets” shall not include any (i) information which is or has become available from a third party who learned the information independently and is not or was not bound by a confidentiality agreement with respect to such information; or (ii) information readily ascertainable from public, trade or other nonconfidential sources (other than as a result, directly or indirectly, of a disclosure or other dissemination in contravention of a confidentiality agreement).

NOW, THEREFORE, in consideration of the premises and respective representations, warranties and covenants, agreements and conditions contained herein and in the Merger Agreement, and intending to be legally bound hereby, Shareholder and Citizens agree as follows:

ACKNOWLEDGMENTS BY SHAREHOLDER

Shareholder acknowledges that:

(a) Parent would not enter into the Merger Agreement unless Shareholder agrees not to use Trade Secrets or solicit customers and employees in each case in violation of this Agreement and that, accordingly, this Agreement is a material inducement for Parent to enter into and to carry out the terms of the Merger Agreement. Accordingly, Shareholder expressly acknowledges that such Shareholder is entering into this Agreement with Citizens to induce Parent to enter into and carry out the terms of the Merger Agreement.

(b) By virtue of such Shareholder’s position with a Company Party prior to or after the Effective Time of the Merger, Shareholder has developed or will develop considerable expertise in the business operations of the Company Parties and has or will have access to Trade Secrets of the Company Parties. Shareholder recognizes that the Company Parties would be irreparably damaged, and Parent’s substantial investment in the Company Parties materially impaired, if Shareholder were to disclose or make use of any Trade Secrets in violation of the terms of this Agreement, or if Shareholder were to solicit Customers, Prospective Customers or employees of the Company Parties in violation of the terms of this Agreement. Accordingly, Shareholder expressly acknowledges that such Shareholder is voluntarily entering into this Agreement and that the terms and conditions of this Agreement are fair and reasonable to Shareholder in all respects.

NON-SOLICITATION AND NON-DISCLOSURE

Non-solicitation. [From the date of this Agreement and for the period ending on the first to occur of (i) the expiration of twelve (12) months after the Effective Time of the Merger and (ii) the date of termination of Shareholder’s employment with the Company Parties for any reason] [During the twelve (12) months after the Effective Time of the Merger] (the “Applicable Period”), Shareholder shall not, directly or indirectly, without the prior written consent of Parent, on behalf of any Financial Institution, solicit or aid in the solicitation of any Customers or Prospective Customers for Financial Services;

solicit or aid in the solicitation of employment any officers or employees of a Company Party; or

induce or attempt to induce immediately any Person who is a Customer or a Prospective Customer, supplier, distributor, officer or employee of (i) a Company Party as of the date hereof or immediately prior to the Effective Time of the Merger or (ii) a Company Party immediately prior to termination of Shareholder’s employment or other position with such Company Party, as applicable, in each case, to terminate such person’s relationships with, or terminate use of any banking service or product with, a Company Party.

The prohibitions set forth in this Section 2.1 shall not apply to [general solicitations or attempted solicitations by employment agencies (so long as the agency was not directed to solicit a Person otherwise subject to the prohibitions of this Section 2.1) or the general advertising or general solicitations not specifically directed at such Person(s)] [general solicitations or attempted solicitations by employment agencies (so long as the agency was not directed to solicit a Person otherwise subject to the prohibitions of this Section 2.1), the general advertising or general solicitations not specifically directed at such Person(s), or solicitations made at the direction of Parent or Citizens].

Trade Secrets. Without limiting the generality of the foregoing and at all times after the date hereof, other than for the benefit of a Company Party, or as otherwise approved by Parent, and, after the Effective Time of the Merger (as such term is defined in the Merger Agreement), other than for the benefit of a Company Party or as otherwise approved by Parent in writing, Shareholder (i) shall make no use of the Trade Secrets, or any part thereof; (ii) shall not disclose the Trade Secrets, or any part thereof, to any other Person, and (iii) shall deliver, on and after the Effective Time of the Merger, upon the request of Parent, all documents, reports, drawings, designs, plans, proposals and other tangible evidence of Trade Secrets, now possessed or hereafter acquired by Shareholder, to Parent and/or Citizens.

Exceptions. Shareholder understands that misappropriation of a Trade Secret in breach of this Agreement may subject Shareholder to liability under the Defend Trade Secrets Act of 2016 (the “DTSA”), entitle Parent and/or Citizens to injunctive relief and require Shareholder to pay compensatory damages, double damages and attorneys’ fees. Nothing in the foregoing covenant shall in any way limit or impair any of the rights of a Company Party, a Parent Party or any affiliate thereof with respect to any Trade Secret information, including, without limitation, any information that qualifies as a trade secret under the DTSA. Notwithstanding any other provision of this Agreement, Shareholder understands that such Shareholder will not be held criminally or civilly liable under any federal or state trade secret law for the disclosure of a Trade Secret that is made (i) in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney, in each case solely for the purpose of reporting or investigating a suspected violation of law; (ii) in a complaint or other document filed in a lawsuit or other proceeding, if such filing is made under seal; or (iii) discussing or disclosing information about unlawful acts in the workplace, such as harassment or discrimination or any other conduct that Shareholder has reason to believe is unlawful. Shareholder further understands that if such Shareholder files a lawsuit for retaliation by a Company Party or a Parent Party for reporting a suspected violation of law, the Shareholder may disclose the Trade Secrets of Citizens or Parent to Shareholder’s attorney and use the Trade Secret information in the court proceeding if Shareholder files any document containing the Trade Secret under seal and does not disclose the Trade Secret except pursuant to court order.

RELEASE

Release. From and after the Effective Time of the Merger, Shareholder on Shareholder’s own behalf and on behalf of Shareholder’s past, present and future affiliates, agents, attorneys, administrators, heirs, executors, spouses, trustees, beneficiaries, representatives, successors and assigns claiming by or through Shareholder (collectively, the “Related Persons”), hereby absolutely, unconditionally and irrevocably RELEASES and FOREVER DISCHARGES (the “Release”) Company, Heritage Bank and their respective current or former affiliates, subsidiaries, subdivisions, officers, directors, employees, managers, partners, principals, advisors, agents, stockholders, members, investors, equity holders or other representatives (including attorneys, accountants, consultants, bankers and financial advisors), successors (including Parent and Citizens), predecessors or assigns (each, a “Released Party” and collectively, the “Released Parties”) from the following (collectively, the “Releasing Party Claims”): any and all claims, demands, allegations, assertions, complaints, controversies, charges, duties (fiduciary or otherwise), breaches of duties, grievances, rights, causes of action, actions, suits, liabilities, debts, obligations, promises, commitments, agreements, guarantees, endorsements, duties, damages, costs, losses, debts and expenses (including attorneys’ fees and costs incurred) of any nature whatsoever (whether direct or indirect, known or unknown, disclosed or undisclosed, matured or unmatured, accrued or unaccrued, asserted or unasserted, absolute or contingent, determined or conditional, express or implied, fixed or variable and whether vicarious, derivative, joint, several or secondary) relating to the Released Parties, including, without limitation, any and all actions, activities, assets, liabilities and the ownership of any securities, whether known or unknown, suspected or unsuspected, absolute or contingent, direct or indirect or nominally or beneficially possessed or claimed by Shareholder, whether the same be in administrative proceedings, in arbitration, at law, in equity or mixed, which Shareholder ever had, now has or hereafter may have against any or all of the Released Parties, in respect of any and all agreements, liabilities or obligations entered into or incurred on or prior to the date hereof, or in respect of any event occurring or circumstances existing on or prior to the date hereof, whether or not relating to claims pending on, or asserted after, the date hereof; provided, however, that the foregoing release does not extend to, include or restrict or limit in any way, and each Releasing Party hereby reserves such Releasing Party’s rights, if any, and the right of the other Releasing Parties, if any, to pursue any and all Releasing Party Claims that such Releasing Party may now or in the future have solely on account of (a) any existing rights of such Releasing Party under any severance agreement, employment agreement or other employee benefit plan of the Company Parties of which Shareholder is a party or is otherwise a beneficiary thereof, (b) any rights or claims for benefits under benefit plans of the Company Parties (or their successors) (including, without limiting the generality of the foregoing, COBRA benefits and rights to account balances, earnings thereon and forfeiture allocations), (c) rights under any applicable workers’ compensation statutes arising out of compensable job related injuries, (d) any claims relating to salary, vacation pay or other compensation received in the ordinary course of business consistent with past practice, (e) any rights to indemnification for serving as an officer, director, agent or employee of the Company

Parties or any affiliates of the Company Parties, or serving at the request of the Company Parties as a trustee or fiduciary of any benefit plan, provided that such rights exist as a matter of law or contract or pursuant to the corporate documents of such applicable company, (f) any rights under the Merger Agreement to the Merger Consideration and (g) any claim which, as a matter of applicable Law, cannot be released.

ADEA. Without limiting the scope of the Release in any way, Shareholder certifies that the Release constitutes a knowing and voluntary waiver of any and all rights or claims that exist or that such Shareholder may have or may claim to have under the Federal Age Discrimination in Employment Act (“ADEA”), as amended by the Older Workers Benefit Protection Act of 1990, which is set forth at 29 U.S.C. § § 621, et seq. The Release does not govern any rights or claims that may arise under the ADEA after the date the Release is signed by Shareholder. If Shareholder is age 40 or over, (a) he is aware of his right to revoke the Release at any time within the seven (7)-day period following the date he signs it and that the Release shall not become effective or enforceable until the seven (7)-day revocation period expires without revocation; and (b) he has been given an opportunity to consider fully the terms of the Release for forty-five (45) days, although Shareholder is not required to wait forty-five (45) days before signing the Release.

No Additional Facts. Shareholder agrees that because the Release specifically covers known and unknown claims, such Shareholder waives any and all rights under Section 1542 of the California Civil Code, or under any comparable law of any other jurisdiction. Section 1542 states

“A general release does not extend to claims that the creditor or releasing party does not know or suspect to exist in his or her favor at the time of executing the release and that, if known by him or her, would have materially affected his or her settlement with the debtor or released party.”

Shareholder hereby expressly waives any rights Shareholder may have under Section 1542 of the California Civil Code or any other applicable law to preserve Releasing Party Claims which Shareholder does not know or suspect to exist in Shareholder’s favor at the time of executing the release provided in Section 3.1. Shareholder understands and acknowledges that Shareholder may discover facts different from, or in addition to, those which Shareholder knows or believes to be true with respect to the claims released herein, and agrees that the release provided in Section 3.1 shall be and remain effective in all respects notwithstanding any subsequent discovery of different or additional facts. If Shareholder discovers that any fact relied upon in entering into the release provided in Section 3.1 was untrue, or that any fact was concealed, or that an understanding of the facts or law was incorrect, Shareholder shall not be entitled to any relief as a result thereof, and Shareholder surrenders any rights Shareholder might have to rescind the release provided in Section 3.1 on any ground. Such release is intended to be and is final and binding regardless of any claim of misrepresentation, promise made with the intention of performing, concealment of fact, mistake of law, or any other circumstances whatsoever.

No Suits or Actions. Shareholder hereby irrevocably covenants to refrain from, and shall cause each of its Related Persons to refrain from, asserting any claim or demand, or commencing, instituting or causing to be commenced, any suit, proceeding or manner of action of any kind against any Released Party based upon any Releasing Party Claim. If Shareholder (or any of its Related Persons) does any of the things mentioned in the immediately preceding sentence, then Shareholder shall indemnify the Released Parties (or any of them) in the amount of the value of any final judgment or settlement (monetary or other) and any related cost (including reasonable legal fees) entered against, paid or incurred by the Released Parties (or any of them).

Revocation. Shareholder acknowledges that Shareholder (a) has read the Release, (b) has been provided a full and ample opportunity to study it, including a period of at least forty-five (45) days if Shareholder is over forty (40) years old (or, if less than forty (40) years old, at least ten (10) days) within which to consider it (although Shareholder may voluntarily choose to execute the Release earlier), and (c) is signing it voluntarily with full knowledge that it is intended, to the maximum extent permitted by law, as a complete release and waiver of any and all claims, including without limitation any claims under ADEA. To revoke, Shareholder must send a written notice of revocation to Citizens at the address set forth in Section 5.6 of this Agreement.

No Assignment of Releasing Party Claims. Shareholder represents and warrants to the Released Parties that there has been no assignment or other transfer of any interest in any Releasing Party Claim.

INDEPENDENCE OF OBLIGATIONS

The covenants of Shareholder set forth in this Agreement shall be construed as independent of any other agreement or arrangement between Shareholder, on the one hand, and a Company Party on the other, and the existence of any claim or cause of action by Shareholder against the Company Parties, the Parent Parties, or any of their respective Affiliates (or the existence of any claim or cause of action by a Company Party or a Parent Party against Shareholder, as the case may be), shall not constitute a defense to the enforcement of such covenants against Shareholder, or against a Company Party or a Parent Party, as the case may be.

GENERAL

Amendments. To the fullest extent permitted by Law, this Agreement may be amended by agreement in writing of the parties hereto at any time.

Integration. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter hereof and supersedes all prior agreements and understandings of the parties in connection therewith.

Termination.

This Agreement shall terminate automatically without further action in the event that the Merger Agreement is terminated prior to the Effective Time of the Merger.

Unless sooner terminated pursuant to subsection (a) of this Section 5.3, the obligations of Shareholder under Sections 2.1 shall terminate at the end of the Applicable Period. The Release shall continue to be in full force and effect indefinitely, unless this Agreement is terminated pursuant to Section 5.3(a).

Unless sooner terminated under subsection (a) of this Section 5.3, and except as provided in subsection (b) of this Section 5.3, the obligations of Shareholder under this Agreement shall terminate only on the mutual agreement of Shareholder, on the one hand, and Parent, on the other hand.

Specific Performance. Shareholder acknowledges and agrees that irreparable injury will result to the Company Parties and/or the Parent Parties in the event of a breach of any of the provisions of this Agreement and that such Company Party and/or Parent Party may have no adequate remedy at law with respect thereto. Accordingly, in the event of a material breach of this Agreement, and in addition to any other legal or equitable remedy the Company Parties and/or Parent Parties may have, Shareholder agrees that the entry of a preliminary injunction and a permanent injunction (including, without limitation, specific performance) by a court of competent jurisdiction, to restrain the violation or breach thereof by Shareholder or any Affiliates, agents, or any other persons acting for or with Shareholder in any capacity whatsoever, is an appropriate remedy for any such breach and that Shareholder will not oppose the granting of such relief on the basis that the Company Parties and the Parent Parties have an adequate remedy at law. Shareholder submits to the jurisdiction of such court in any such action. In addition, after discussing the matter with Shareholder, the Parent Parties shall have the right to inform any third party that the Parent Parties reasonably believe to be, or to be contemplating, participating with Shareholder or receiving from Shareholder assistance in violation of this Agreement, of the terms of this Agreement and the rights of the Company Parties and the Parent Parties hereunder, and that participation by any such persons with Shareholder in activities in violation of Shareholder’s agreement with Parent set forth in this Agreement may give rise to claims by Parent against such third party in addition to any other remedy to which they may be entitled at law or in equity.

Severability. If any provision of this Agreement shall be held by a court of competent jurisdiction to be unreasonable as to duration, activity or subject, it shall be deemed to extend only over the maximum duration, range of activities or subjects as to which such provision shall be valid and enforceable under applicable Law. If any provisions shall, for any reason, be held by a court of competent jurisdiction to be invalid, illegal or unenforceable, such invalidity, illegality or unenforceability shall not affect any other provision of this Agreement, but this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein

Notices. Any notice or communication required or permitted hereunder, shall be deemed to have been given if in writing and (a) delivered in person, (b) delivered by confirmed email transmission, (c) sent by overnight carrier, postage prepaid with return receipt requested or (d) mailed by certified or registered mail postage prepaid with return receipt requested, addressed as follows:

If to Parent, addressed to:

c/o CVB Financial Corp.

701 North Haven Avenue

Ontario, California 91764

Attention: David A. Brager

Facsimile: (909) 481-2103

Email: [______________]

With a copy addressed to:

Manatt, Phelps & Phillips, LLP

One Embarcadero Center, 30th Floor

San Francisco, California 94111

Attention: Craig D. Miller, Esq.

Facsimile: (415) 291-7474

Email: cmiller@manatt.com

If to Shareholder, addressed to:

_________________________

_________________________

_________________________

_________________________

Email:_____________

or at such other address and to the attention of such other person as a party may provide by notice to the other in accordance with this Section 5.6. Any such notice or communication shall be deemed received on the date delivered personally or delivered by confirmed facsimile transmission or on the next Business Day after it was sent by overnight carrier, postage prepaid with return receipt requested or on the third Business Day after it was sent by certified or registered mail, postage prepaid with return receipt requested.

Waiver of Breach. Any failure or delay by Parent in enforcing any provision of this Agreement shall not operate as a waiver thereof. The waiver by Parent of a breach of any provision of this Agreement by Shareholder shall not operate or be construed as a waiver of any subsequent breach or violation thereof. All waivers shall be in writing and signed by the party to be bound.

Assignment. This Agreement may be assignable by Parent only in connection with a sale of all or substantially all of its assets or a merger or reorganization in which it is not the surviving corporation. Any attempted assignment in violation of this prohibition shall be null and void.

Binding Effect; Benefit to Successors. This Agreement shall be binding upon Shareholder and upon Shareholder’s successor and representatives and shall inure to the benefit of Parent and its successors, representatives and assigns.

Governing Law. This Agreement and the legal relations between the parties shall be governed by and construed in accordance with the laws of the State of California applicable to contracts between California parties made and performed in this State.

Headings. The descriptive headings of the several Articles and Sections of this Agreement are inserted for convenience only and do not constitute a part of this Agreement.

Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each party hereto and delivered to each party hereto. Facsimiles containing original signatures shall be deemed for all purposes to be originally signed copies of the documents which are the subject of such facsimiles.

[SIGNATURES APPEAR ON THE IMMEDIATELY FOLLOWING PAGE]

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

CVB FINANCIAL CORP.

By:	David A. Brager
Title: Chief Executive Officer

IN WITNESS WHEREOF, the parties to this Agreement have duly executed this Agreement as of the day and year first above written.

SHAREHOLDER

(Signature)

(Type or Print Shareholder ‘s Name)

Exhibit C

Form of Agreement of Merger

AGREEMENT OF MERGER

This Agreement of Merger, dated as of [•], 2026 (“Agreement”), is made by and between CVB Financial Corp. (“CVBF”) and Heritage Commerce Corp (“HTBK”).

WITNESSETH:

WHEREAS, CVBF is a California corporation, California Entity Number 1042528, which has its principal place of business in Ontario, California;

WHEREAS, HTBK is a California corporation, California Entity Number 2057891, which has its principal place of business in San Jose, California;

WHEREAS, CVBF and HTBK have entered into an Agreement and Plan of Merger and Reorganization, dated as of December 17, 2025 (the “Reorganization Agreement”), pursuant to which, among other things, HTBK will merge with and into CVBF (the “Merger”), with CVBF as the surviving corporation; and

WHEREAS, in connection with the Reorganization Agreement, the parties desire to effectuate the Merger upon the terms and subject to the conditions set forth in this Agreement and the Reorganization Agreement; and

WHEREAS, the respective Boards of Directors and shareholders of HTBK and CVBF have adopted and approved the principal terms of the Reorganization Agreement and this Agreement, and deemed it advisable to consummate the Merger.

NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements herein contained, the parties hereto, intending to be legally bound hereby, agree as follows:

The Merger. Subject to the terms and conditions of this Agreement, at the Effective Time (as defined in Section 14 below), HTBK (the “Merging Corporation”) shall merge with and into CVBF in accordance with the relevant provisions of the California General Corporation Law (“CGCL”). CVBF shall be the surviving corporation of the Merger (the “Surviving Corporation”) and will continue its corporate existence under the CGCL. At the Effective Time, the separate existence of the Merging Corporation will cease.

Effects of the Merger. At the Effective Time, the effects of the Merger shall be as provided in the CGCL.

Name of Surviving Corporation. The name of the Surviving Corporation shall be “CVB Financial Corp.”

Articles of Incorporation and Bylaws. From and after the Effective Time and until thereafter amended as provided by law, the Articles of Incorporation and Bylaws of CVBF in effect immediately prior to the Effective Time shall be, and continue to be, the Articles of Incorporation and Bylaws of the Surviving Corporation until altered, amended or repealed in accordance with their terms and applicable law.

Main Office. The main office of the Surviving Corporation shall be the main office of CVBF immediately prior to the Effective Time.

Directors and Executive Officers. Subject to the appointment of certain specified directors and executive officers of HTBK, the directors and executive officers of the Surviving Corporation at the Effective Time shall be the directors and executive officers of CVBF immediately prior to the Merger, until they are removed, they resign or their successors are elected and qualified.

Effect on Shares of Stock. In and by virtue of the Merger and at the Effective Time, pursuant to this Agreement and the Reorganization Agreement, the common stock of HTBK (“HTBK Common Stock”) and the common stock of CVBF (“CVBF Common Stock”) outstanding at the Effective Time shall be treated as follows:

Shares of CVBF. Each share of CVBF Common Stock issued and outstanding immediately prior to the Effective Time shall be unchanged and shall remain issued and outstanding after the Merger.

Shares of HTBK. As of the Effective Time and subject to the provisions of this Agreement, each share of HTBK Common Stock, other than Excluded Shares, issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive 0.65 shares of CVBF Common Stock. Any shares of HTBK Common Stock held by CVBF or any direct or indirect wholly-owned subsidiary of CVBF or by HTBK or any direct or indirect wholly-owned subsidiary of HTBK, other than those held in a fiduciary capacity or as a result of debts previously contracted (“Excluded Shares”) shall automatically be cancelled and retired and shall cease to exist at the Effective Time of the Merger and no consideration shall be issued in exchange therefor.

Fractional Shares. Notwithstanding any other provision of this Agreement, no fractional shares of CVBF Common Stock will be issued and any holder of shares of HTBK Common Stock entitled to receive a fractional share of CVBF Common Stock but for this Section 7(c) shall be entitled to receive a cash payment equal to the product (calculated to the nearest hundredth) obtained by multiplying (i) $[•] by (ii) the fraction of the share of CVBF Common Stock which such holder would otherwise be entitled to receive pursuant to the Merger (after taking into account all shares of HTBK Common Stock held by such holder immediately prior to the Effective Time and rounded to the nearest one-thousandth when expressed in decimal form), rounded to the nearest cent.

Counterparts. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original but all of which together shall constitute one agreement.

Governing Law. This Agreement shall be governed in all respects, including, but not limited to, validity, interpretation, effect and performance, by the laws of the State of California.

Amendment. Subject to applicable law, this Agreement may be amended, modified or supplemented only by written agreement of CVBF and HTBK at any time prior to the Effective Time.

Waiver. To the fullest extent provided by law, any of the terms or conditions of this Agreement may be waived prior to the effective time by whichever of the parties hereto is, or the shareholders of which are, entitled to the benefit thereof by action taken by the Board of Directors of such waiving party.

Termination. This Agreement shall terminate upon the termination of the Reorganization Agreement prior to the Effective Time in accordance with its terms. The Agreement may also be terminated at any time prior to the Effective Time by an instrument executed by HTBK and CVBF.

Conditions Precedent. Completion of the Merger as provided herein is conditioned upon the satisfaction of the conditions set forth in the Reorganization Agreement, any and all of which may be waived in accordance with the terms and provisions of the Reorganization Agreement.

Effectiveness of Merger. The Merger shall become effective on the date and at the time that this Agreement and all other requisite accompanying certificates (the “Merger Filing”) are duly filed with the California Secretary of State, or at such subsequent date or time as CVBF and HTBK agree and specify in the Merger Filing (the “Effective Time”).

Entire Agreement. Except as otherwise set forth in this Agreement and the Reorganization Agreement, the Reorganization Agreement and this Agreement (including the documents and the instruments referred to herein) constitute the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. To the extent of a conflict between the terms of the Reorganization Agreement and the terms of this Agreement, the terms of the Reorganization Agreement shall control.

Further Assurances. The parties hereto shall execute and deliver, or cause to be executed and delivered, all such deeds and other instruments, and will take or cause to be taken all further or other action as they may deem necessary or desirable, in order to vest in and confirm to the Surviving Corporation title to and possession of all of HTBK’s property, rights, privileges, powers and franchises hereunder, and otherwise to carry out the intent and purposes of this Agreement.

Successors and Assigns. This Agreement shall be binding upon and enforceable by the parties hereto and their respective successors, assigns and transferees, but this Agreement may not be assigned by either party without the written consent of the other.

[Signature page to follow]

IN WITNESS WHEREOF, each of CVBF and HTBK has caused this Agreement to be executed on its behalf by its duly authorized officers.

CVB FINANCIAL CORP.

By:
Name:	David A. Brager
Title:	President and Chief Executive Officer

By:
Name:	Richard H. Wohl
Title:	Executive Vice President, General Counsel and Assistant Secretary

HERITAGE COMMERCE CORP

By:
Name:	Robertson Clay Jones
Title:	President and Chief Executive Officer

By:
Name:	___________________
Title:	Corporate Secretary

Certificate of Approval

of

Agreement of Merger

Pursuant to Section 1103 of the California Corporations Code, the undersigned, David A. Brager and Richard H. Wohl certify that:

1. They are the President and Chief Executive Officer and Executive Vice President, General Counsel and Assistant Secretary, respectively, of CVB Financial Corp., a California corporation (“CVBF”).

2. This certificate is attached to the Agreement of Merger, dated [•], 2026 (the “Agreement”), by and between Heritage Commerce Corp, a California corporation (“HTBK”), and CVBF, which provides for the merger of HTBK with and into CVBF (the “Merger”).

3. The Agreement in the form attached was duly approved by the Board of Directors of CVBF.

4. CVBF has two classes of stock authorized consisting of 225,000,000 shares of Common Stock and 20,000,000 shares of Serial Preferred Stock. CVBF has [•] shares of Common Stock outstanding which were entitled to vote on the Merger and no shares of Preferred Stock outstanding.

5. The principal terms of the Agreement in the form attached were approved by the vote of the shareholders of CVB Financial Corp. which equaled or exceeded the vote required.

6. The percentage vote required was more than 50% of the outstanding shares of Common Stock which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed in Ontario, California on [•], 2026.

By:
Name:	David A. Brager
Title:	President and Chief Executive Officer

By:
Name:	Richard H. Wohl
Title:	Executive Vice President, General Counsel and Assistant Secretary

Certificate of Approval

of

Agreement of Merger

Pursuant to Section 1103 of the California Corporations Code, the undersigned, R. Clay Jones and _______________ certify that:

1. They are the President and Chief Executive Officer and Corporate Secretary, respectively, of Heritage Commerce Corp, a California corporation (“HTBK”).

2. This certificate is attached to the Agreement of Merger, dated [•], 2026 (the “Agreement”), by and between CVB Financial Corp., a California corporation (“CVBF”), and HTBK, which provides for the merger of HTBK with and into CVBF (the “Merger”).

3. The Agreement in the form attached was duly approved by the Board of Directors of HTBK.

4. HTBK has two classes of stock authorized consisting of 100,000,000 shares of Common Stock and 10,000,000 shares of Preferred Stock. HTBK has [•] shares of Common Stock outstanding which were entitled to vote on the Merger and no shares of Preferred Stock outstanding.

5. The principal terms of the Agreement in the form attached were approved by the vote of the shareholders of Heritage Commerce Corp. which equaled or exceeded the vote required.

6. The percentage vote required was more than 50% of the outstanding shares of Common Stock which were entitled to vote on the Merger.

We certify under penalty of perjury under the laws of the State of California that the matters set forth in this certificate are true and correct of our own knowledge.

Executed in San Jose, California on [•], 2026.

By:
Name:	Robertson Clay Jones
Title:	President and Chief Executive Officer

By:
Name:	______________
Title:	Corporate Secretary

Exhibit D

Form of Bank Merger Agreement

AGREEMENT AND PLAN OF MERGER OF

HERITAGE BANK OF COMMERCE

WITH AND INTO

CITIZENS BUSINESS BANK, NATIONAL ASSOCIATION

This Agreement and Plan of Merger (this “Agreement”), dated as of [•], 2026, is made by and between Citizens Business Bank, National Association, a national banking association (“Citizens”), and Heritage Bank of Commerce, a California state-chartered bank (“Heritage Bank”).

WITNESSETH:

WHEREAS, Citizens is a national banking association duly organized and existing under the laws of the United States, with its main office located in Ontario, California, all the issued and outstanding capital stock of which is owned as of the date hereof directly by CVB Financial Corp., a California corporation (“CVBF”), and has authorized capital stock consisting of 1,500,000 shares of common stock, no par value per share, of which [•] shares of common stock are issued and outstanding as of the date hereof;

WHEREAS, Heritage Bank is a California state-chartered bank duly organized and existing under the laws of the state of California, California Secretary of State Entity Number #2057891, with its main office located in San Jose, California, all the issued and outstanding capital stock of which is owned as of the date hereof directly by Heritage Commerce Corp, a California corporation (“HTBK”), and has authorized capital stock consisting of (a) [•] shares of common stock, no par value per share, of which [•] shares of common stock are issued and outstanding as of the date hereof and (b) [•] shares of preferred stock, no par value per share, of which [•] shares of preferred stock are issued and outstanding as of the date hereof;

WHEREAS, CVBF and HTBK have entered into an Agreement and Plan of Merger, dated as of December 17, 2025 (as amended and/or supplemented from time to time, the “Merger Agreement”), pursuant to which, subject to the terms and conditions thereof, HTBK will merge with and into CVBF (the “Merger”), with CVBF surviving the merger as the surviving corporation;

WHEREAS, contingent upon the Merger, on the terms and subject to the conditions contained in this Agreement, the parties to this Agreement intend to effect the merger of Heritage Bank with and into Citizens, with Citizens surviving the merger (the “Bank Merger”); and

WHEREAS, the respective board of directors and shareholders of Citizens and Heritage Bank deem the Bank Merger advisable and in the best interests of their respective banks, and have each adopted resolutions authorizing and approving the execution and delivery of this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the promises and of the mutual agreements herein contained, the parties hereto do hereby agree as follows:

BANK MERGER

The Bank Merger. Subject to the terms and conditions of this Agreement, and contingent upon consummation of the Merger, at the Effective Time (as defined below), Heritage Bank shall be merged with and into Citizens in accordance with the provisions of, and with the effects provided in, applicable law (including 12 U.S.C. § 215a-1, 12 U.S.C. § 1831, 12 U.S.C. § 1828(c) and California Fin. Code §4901. At the Effective Time, the separate existence of Heritage Bank shall cease, and Citizens, as the surviving entity in the Bank Merger (the “Surviving Bank”), shall continue its existence under the laws of the United States as a national banking association. The Surviving Bank shall be responsible for all of the liabilities of every kind and description, including liabilities arising from the operation of any trust department, of each of the merging banks existing as of the Effective Time. Immediately following the Effective Time, the Surviving Bank shall continue to operate the main office and each of the branches of Heritage Bank existing as of the Effective Time as branches of the Surviving Bank at the officially designated address of each such office or branch and shall continue to operate each of the branches of the Surviving Bank existing at the Effective Time, in each case without limiting the authority under applicable law of Citizens or of the Surviving Bank (as applicable) to close, relocate or otherwise make any change regarding any such branch.

Closing. The closing of the Bank Merger will take place immediately following the Merger, but in no case prior to the date on which all of the conditions precedent to the consummation of the Bank Merger specified in this Agreement shall have been satisfied or duly waived by the party or parties entitled to satisfaction thereof, at such place as is agreed by the parties hereto.

Effective Time. On the terms and subject to the conditions of this Agreement and subject to applicable law, the Bank Merger shall become effective as set forth in the certification of merger issued by the Office of the Comptroller of the Currency (“OCC”) (the date and time of such effectiveness being herein referred to as the “Effective Time”).

Articles of Association and By-laws. The articles of association and bylaws of Citizens in effect immediately prior to the Effective Time shall be the articles of association and the bylaws of the Surviving Bank.

Directors and Executive Officers. Subject to the appointment of certain specified directors and executive officers of Heritage Bank, the directors and executive officers of the Surviving Bank at the Effective Time shall be the directors and executive officers of Citizens immediately prior to the Effective Time, for such terms in accordance with the articles of association and the bylaws of the Surviving Bank.

Name and Main Office. The name of the Surviving Bank shall be “Citizens Business Bank, National Association” and the main office of the Surviving Bank shall be at 701 N. Haven Avenue, Ontario, California 91764.

TREATMENT OF SHARES

Effect on Heritage Bank of Commerce Capital Stock. At the Effective Time, by virtue of the Bank Merger and without any action on the part of the holder of any capital stock of Heritage Bank, all shares of Heritage Bank capital stock issued and outstanding shall be automatically cancelled and retired and shall cease to exist, and no cash, new shares of common stock, or other property shall be delivered in exchange therefor.

Effect on Citizens Business Bank Capital Stock. Each share of Citizens capital stock issued and outstanding immediately prior to the Effective Time shall remain issued and outstanding and unaffected by the Bank Merger.

COVENANTS

If at any time the Surviving Bank shall reasonably require that any further assignments, conveyances or assurances are necessary or desirable to vest, perfect or confirm in the Surviving Bank title to any property or rights of Heritage Bank as of the Effective Time or otherwise carry out the provisions hereof, the proper officers and directors of Heritage Bank, as of the Effective Time, and thereafter the officers of the Surviving Bank acting on behalf of Heritage Bank, shall execute and deliver any and all proper assignments, conveyances and assurances, and do all things necessary or desirable to vest, perfect or confirm title to such property or rights in the Surviving Bank and otherwise carry out the provisions hereof.

CONDITIONS PRECEDENT

The Bank Merger and the respective obligations of each party hereto to consummate the Bank Merger are subject to the fulfillment or written waiver of each of the following conditions prior to the Effective Time:

The approval of the OCC under 12 U.S.C. § 215a-1, 12 U.S.C. § 1831u and 12 U.S.C. § 1828(c) with respect to the Bank Merger shall have been obtained and shall be in full force and effect, and all related waiting periods shall have expired; and all other material consents, approvals, permissions, and authorizations of, filings and registrations with, and notifications to, all governmental authorities required for the consummation of the Bank Merger shall have been obtained or made and shall be in full force and effect and all waiting periods required by law shall have expired.

The Merger shall have been consummated in accordance with the terms of the Merger Agreement.

No jurisdiction or governmental authority shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, judgment, decree, injunction or other order (whether temporary, preliminary or permanent) which is in effect and prohibits consummation of the Bank Merger.

This Agreement and the Bank Merger shall have been approved, or ratified and confirmed, as applicable, by the sole shareholder of each of Citizens and Heritage Bank.

TERMINATION AND AMENDMENT

Termination. This Agreement may be terminated at any time prior to the Effective Time by a written instrument executed by each of the parties hereto. This Agreement will terminate automatically without any action by the parties hereto upon the termination of the Merger Agreement as therein provided.

Amendment. This Agreement may be amended by an instrument in writing signed on behalf of each of the parties hereto.

GENERAL PROVISIONS

Representations and Warranties. Each of the parties hereto represents and warrants that this Agreement has been duly authorized, executed and delivered by such party and constitutes the legal, valid and binding obligation of such party, enforceable against it in accordance with the terms hereof.

Nonsurvival of Agreements. None of the representations, warranties or agreements in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time or the termination of this Agreement in accordance with Section 5.01.

Notices. All notices and other communications in connection with this Agreement shall be in writing and shall be duly deemed given (a) on the date of delivery if delivered personally, or if by email, upon confirmation of receipt, (b) on the first business day following the date of dispatch if delivered utilizing a next-day service by a recognized next-day courier or (c) on the earlier of confirmed receipt or the fifth business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered to the addresses set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

If to Citizens Business Bank, to:

Citizens Business Bank

701 N. Haven Avenue

Ontario, CA 91764

Attention: David A. Brager, President and Chief Executive Officer

E-mail: [___________]

With a copy (which shall not constitute notice) to:

Manatt, Phelps & Phillips, LLP

One Embarcadero, 30th Floor

San Francisco, CA 94111

Attention:  Craig D. Miller

E-mail:   cmiller@manat.com

If to Heritage Bank of Commerce, to:

Heritage Bank of Commerce

224 Airport Parkway

San Jose, CA 95110

Attention:   Robertson Clay Jones, President and Chief Executive Officer

E-mail:    [___________]

With a copy (which shall not constitute notice) to:

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, NY 10019

Attention:  Edward D. Herlihy

      Brandon Price

E-mail:   EDHerlihy@wlrk.com

      BCPrice@wlrk.com

Interpretation. The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement, and section references are to this Agreement unless otherwise specified. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” References to “the date hereof” shall mean the date of this Agreement.

Counterparts. This Agreement may be executed in two (2) or more counterparts (including by electronic means), all of which shall be considered one and the same agreement and shall become effective when counterparts have been signed by each of the parties and delivered to the other party, it being understood that each party need not sign the same counterpart.

Entire Agreement. This Agreement (including the documents and the instruments referred to herein) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter of this Agreement, other than the Merger Agreement.

Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California without regard to any applicable conflicts of law principles, except to the extent that the federal laws of the United States shall be applicable hereto..

Severability. Whenever possible, each provision or portion of any provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or portion of any provision in such jurisdiction, and this Agreement shall be reformed, construed and enforced in such jurisdiction such that the invalid, illegal or unenforceable provision or portion thereof shall be interpreted to be only so broad as is enforceable.

Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) and any attempted assignment in contravention of this Section 6.09 shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed in counterparts by their duly authorized officers and attested by their officers thereunto duly authorized, all as of the day and year first above written.

HERITAGE BANK OF COMMERCE

By:
Name:	Robertson Clay Jones
Title:	President and Chief Executive Officer

By:
Name:
Title:	Secretary

CITIZENS BUSINESS BANK

By:
Name:	David A. Brager
Title:	President and Chief Executive Officer

By:
Name:	Richard H. Wohl
Title:	Assistant Secretary

Exhibit 10.1

December 17, 2025

Mr. R. Clay Jones

Dear Clay,

It is my pleasure to confirm the following offer of employment for the position of President of Citizens Business Bank (“CBB”) and its parent company, CVB Financial Corp. (“CVBF”), subject to the closing of the merger transaction described in the proposed Agreement and Plan of Merger and Reorganization between CVBF and Heritage Commerce Corp (as may be entered into among the parties, the “Merger Agreement”). The terms of this offer letter agreement (this “Agreement”) shall be binding, and prior to the consummation of the transactions contemplated by the Merger Agreement (the “Closing,” and the date of the Closing, the “Closing Date”), CVBF will provide you with an employment agreement (the “Employment Agreement”) to be effective upon the Closing. Such Employment Agreement will be in substantially similar form to the employment agreements currently in place with our current Named Executive Officers (other than the CEO). This position reports directly to David A. Brager, CBB’s and CVBF’s Chief Executive Officer. If the Merger is terminated or otherwise fails to close for any reason pursuant to the Merger Agreement, this Agreement shall be null and void.

Position:	President of CBB and CVBF.

Base Salary:	$700,000 per year. You will be eligible for annual base salary increases, if any, as may be determined by the Board of CVBF for each calendar year, beginning in 2027.

Start Date:	The Closing Date.

Sign-On Equity Award:	On the Closing Date, CVBF will grant you an equity award in respect of fiscal year 2026 in respect of 20,000 shares of CVBF common stock under the CVBF equity plans, evenly split between time-vesting restricted shares (“RSAs”) (50%) and performance-vesting restricted stock units (“PRSUs”) (50%). The RSAs will be subject to 3-year time-based pro-rata vesting, and the PRSUs will be subject to a 3-year vesting and performance period.

In respect of CVBF’s fiscal year 2027 and thereafter, you shall be eligible to qualify for awards under the CVBF equity plans, with an annual target value of 100% of your annual base salary.

Car Allowance:	$1,200 monthly allowance.

Country Club Membership:	The Bank agrees to reimburse you for monthly dues and reasonable business expenses (including periodic capital dues) associated with one Golf Club membership and one Social Club membership of your choosing.

Cash Incentive Compensation:	You will be eligible to participate in our 2026 Executive Officer Performance Compensation Plan (and any successor plans with respect to subsequent fiscal years), with cash incentive compensation to be payable by March 15 of the year following the applicable performance year. For each fiscal year, you will have the potential to earn up to 80% of your base salary in cash incentive compensation.

Deferred Compensation:	You will be eligible to participate in our Deferred Compensation Plan. Details will be provided to you upon hire.

Retention Award:	You will be eligible to receive a cash retention award of $1,800,000 (subject to increase as determined prior to the Closing in consultation with the Accounting Firm (as defined in the Merger Agreement) to be necessary to avoid adverse consequences under Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended) (such amount, the “Retention Award”). The Retention Award will vest in two equal installments on each of January 1, 2027 and January 1, 2028, subject to your continued employment through the applicable vesting date; provided, that any unvested portion of the Retention Award will immediately vest upon your termination by CVBF without “Cause”, resignation by you for “Good Reason” (each as to be defined in the Employment Agreement) or termination due to your death or “disability” (as defined in the CVBF long-term disability plan applicable to you) prior to the applicable vesting date. Any portion of the Retention Award that vests shall be paid in a cash lump sum within thirty (30) days following the applicable vesting date.

Obligations under Prior Agreement:	On the Closing Date, CVBF will pay to you the severance payable upon a Change in Control pursuant to your existing employment agreement with Heritage Commerce Corp and Heritage Bank of Commerce (your “Prior Agreement”), less the amount of the finally determined Retention Award, and thereafter your Prior Agreement will no longer be of any force or effect.

Severance:	Severance payable on a termination without “Cause” or resignation for “Good Reason” equal to one times (1X) your then-current base salary plus average annual bonus for the prior two years (including for periods prior to the Closing Date) (the “Average Bonus”), payable in installments over 12 months following termination.

Change of Control:	Change in Control (“CIC”) severance payable on a termination without “Cause” or resignation for “Good Reason” equal to two times (2X) your then-current base salary plus Average Bonus, payable in a lump sum, and 24 months of employer-paid COBRA coverage. Applicable covered period is 180 days prior to CIC and one year after CIC.

Benefits:	As a full-time regular employee, you will be eligible to participate in CBB’s benefit plans. All benefits are based on your anticipated start date as indicated above. You will be provided with detailed information about your medical benefit options shortly before your waiting period ends (see below).

• Vacation

You will be eligible for twenty (20) days each calendar year. For your first year of employment, the vacation accrual will be pro-rated.

• Welfare Plan

You will be eligible to participate in CBB’s benefits plans on the Closing Date.

• Retirement Plans

You will be eligible to participate in the CVB Financial Corporation 401(k) Plan upon commencement of employment. Additionally, the Bank may provide a profit-sharing contribution subject to Bank performance, subject to any time-based eligibility requirements. 401(k) profit-sharing plan information will be provided to you upon hire. Your Supplemental Executive Retirement Agreement with Presidio Bank, dated November 28, 2017, shall be assumed and honored by CVBF and shall remain in effect in accordance with its terms following the Closing Date.

• Temporary Housing and Transportation Benefits

You will be provided with temporary housing (or at your election, a housing allowance) in the Greater Ontario, California metropolitan area for a period of three months following the Effective Time, at the Company’s expense and in accordance with the terms of the Company’s relocation policy (it being understood and agreed that you shall have no obligation to permanently relocate to the Greater Ontario, California metropolitan area). In addition, while employed, you shall be provided with reimbursement (on a business expense basis) for the costs incurred by you for round-trip business class airfare and a rental or leased vehicle, in respect of your performance of services in and travel to the Greater Ontario, California metropolitan area, with any such reimbursement to be upon presentation and approval of receipts or other appropriate evidence of such expenses.

Drug Test:	We require a pre-employment drug test. The job offer will be contingent on your successfully passing the drug test.

Employment Agreement:	As noted above, you will be provided with an Employment Agreement for your review and signature. To the extent the Employment Agreement does not address any of the terms herein, the terms of this Agreement shall apply and control. If the Employment Agreement is not signed, this Agreement shall remain in full force and effect with respect to all terms set forth herein.

Proprietary or Confidential Information:	By signing this Agreement, you affirm that there are no non-competition, non-solicitation, nondisclosure, or proprietary information or other similar agreements to which you may be bound (other than any such agreements with Heritage Commerce Corp or its affiliates) that would violate or interfere with your contemplated post-acquisition services to CBB or CVBF.

The Employment Agreement will include our standard confidentiality and non-solicitation provisions, as well as provisions relating to banking regulatory requirements.

Please feel free to call me if you should have any questions or require additional information. Should you accept, I ask that you sign and return one copy of this Agreement to me. In the meantime, I would be glad to discuss any aspect of this Agreement with you.

We are excited about the prospect of merging with Heritage Bank of Commerce and will be thrilled to have you as an important part of our Citizens Business Bank team.

Sincerely,

/s/ David A. Brager
David A. Brager
Chief Executive Officer

I have read and understand that any offer of employment by CBB or CVBF will be contingent upon the completion of a satisfactory background check which will consist of verifying my employment, education, references, social security number, Department of Motor Vehicle status, criminal records, regulatory and compliance records, credit history and acceptance by CBB’s bonding company.

I have read this Agreement and accept the terms hereof.

Signature	/s/ Clay Jones	Date	12/17/25
Clay Jones